                                            Registration Statement No. 333-56952
                                                                       811-03927

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                       PRE-EFFECTIVE AMENDMENT NO 1 TO

                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2



A.  Exact Name of Trust:  THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE


B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY


C.  Complete Address of Depositor's Principal Executive Offices:

             One Tower Square,
             Hartford, Connecticut 06183

D.  Name and Complete Address of Agent for Service:

         Ernest J. Wright, Secretary

         The Travelers Insurance Company

         One Tower Square

         Hartford, Connecticut 06183

It is proposed that this filing will become effective (check appropriate box):

-----------    immediately upon filing pursuant to paragraph (b)
-----------    on ___________ pursuant to paragraph (b)
-----------    60 days after filing pursuant to paragraph (a)(1)
-----------    on __________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

-----------    this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.  Title of securities being registered:

         Variable Life Insurance Policies.

         Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F.  Approximate date of proposed public offering:

         As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

-----------     Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS
                         ------------------------------

Item No. of
Form N-8B-2          CAPTION IN PROSPECTUS
-----------          ---------------------

       1                      Cover page

       2                      Cover page

       3                      Not applicable

       4                      The Company; Distribution

       5                      The Travelers Fund UL for Variable Life Insurance

       6                      The Travelers Fund UL for Variable Life Insurance

       7                      Not applicable

       8                      Not applicable

       9                      Legal Proceedings and Opinion

       10                     Prospectus Summary; The Company; The Travelers
                              Fund UL for Variable Life Insurance, The
                              Investment Options; How the Policy Works;
                              Transfers of Cash Value; The Separate Account and
                              Valuation; Voting Rights; Disregard of Voting
                              Instructions; Dividends; Lapse and Reinstatement

       11                     Prospectus Summary; The Investment Options

       12                     Prospectus Summary; The Investment Options

       13                     Charges and Deductions; Distribution

       14                     How the Policy Works

       15                     Prospectus Summary; Applying Premium Payments

       16                     The Investment Options; Applying Premium Payments

       17                     Prospectus Summary; Right to Cancel; The Separate
                              Account and Valuation; Policy Loans; Exchange
                              Rights

       18                     The Investment Options; Charges and Deductions;
                              Federal Tax Considerations; Dividends

       19                     Statements to Policy Owners

       20                     Not applicable

       21                     Policy Loans

       22                     Not applicable

       23                     Not applicable

       24                     Not applicable

       25                     The Company

       26                     Not applicable

       27                     The Company

       28                     The Company; Management

       29                     The Company

       30                     Not applicable

       31                     Not applicable

       32                     Not applicable

       33                     Not applicable

       34                     Not applicable

       35                     The Company; Distribution

       36                     Not applicable

       37                     Not applicable

       38                     Distribution

       39                     The Company; Distribution

       40                     Not applicable

       41                     The Company; Distribution

       42                     Not applicable

       43                     Not applicable

       44                     Applying Premium Payments; Accumulation Unit
                              Values

       45                     Not applicable

Item No. of
Form N-8B-2          CAPTION IN PROSPECTUS
-----------          ---------------------
       46                     The Separate Account and Valuation; Access to Cash
                              Values

       47                     The Investment Options

       48                     Not applicable

       49                     Not applicable

       50                     Not applicable

       51                     Prospectus Summary; The Company; How the Policy
                              Works; Death Benefits and Lapse and Reinstatement

       52                     The Investment Options

       53                     Federal Tax Considerations

       54                     Not applicable

       55                     Not applicable

       56                     Not applicable

       57                     Not applicable

       58                     Not applicable

       59                     Financial Statements

                    TRAVELERS VARIABLE SURVIVORSHIP LIFE II


             INDIVIDUAL VARIABLE UNIVERSAL LIFE INSURANCE POLICIES


                                                     PROSPECTUS
                                                   JUNE 20, 2001


The Travelers Insurance Company, One Tower Square, Hartford, Connecticut 06183 X
                           Telephone: (800) 334-4298

                                   PROSPECTUS


This Prospectus describes Travelers Variable Survivorship Life II, a variable universal (flexible premium) life insurance Policy (the "Policy") offered by The Travelers Insurance Company (the "Company"). The Policy is designed to insure two individuals. We will pay the beneficiary the death benefit upon the second death of the two named Insureds. The Policy Owner ("you") choose the amount of life insurance coverage desired with a minimum Stated Amount of $100,000. You direct the net premium payment to one or more of the variable funding options (the "Investment Options").

During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund (see the "Right to Cancel" section for more details). The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).

The Policy has no guaranteed minimum Cash Value. The Cash Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under this Policy. The Cash Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges and loan interest due but not paid in cash (subject to the Grace Period provision), or for a longer period as may be provided under the Lapse Protection Guarantee Rider.

We offer two death benefits under the Policy -- the "Level Option" and the "Variable Option." Under either option, the death benefit will never be less than the Amount Insured (less any outstanding Policy loans or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy, however you may change the death benefit option, subject to certain conditions.

This Policy may be or become a modified endowment Policy under federal tax law. If so, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.


EACH OF THE UNDERLYING FUND PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS COMPLETE OR TRUTHFUL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.


                 THE DATE OF THIS PROSPECTUS IS JUNE 20, 2001.

                               TABLE OF CONTENTS

Glossary of Special Terms.............    3
Prospectus Summary....................    5
General Description...................   11
  The Application.....................   11
How the Policy Works..................   11
  Applying Premium Payments...........   11
The Investment Options................   12
Policy Benefits and Rights............   16
  Transfers of Cash Value.............   16
     Telephone Transfers..............   16
  Automated Transfers.................   16
     Dollar Cost Averaging............   16
     Portfolio Rebalancing............   17
  Additional Insurance Benefits
     (Riders).........................   18
  Exchange Rights.....................   18
  Right to Cancel.....................   19
Access to Cash Values.................   19
  Policy Loans........................   19
     Consequences.....................   19
  Policy Surrenders...................   19
     Full Surrenders..................   19
     Partial Withdrawals..............   20
Death Benefit.........................   20
  Option 1............................   21
  Option 2............................   21
  Payment of Proceeds.................   21
  Payment Options.....................   21
Maturity Benefits.....................   22
  Maturity Extension Rider............   22
  Coverage Extension Rider............   22
Charges and Deductions................   23
  General.............................   23
  Charges Against Premium.............   23
     Front-End Sales Charge...........   23
     State Premium Tax Charge.........   23
     DAC Charge.......................   24
  Monthly Deduction Amount............   24
     Cost of Insurance Charge.........   24
     Policy Administrative Expense
       Charge.........................   24
     Charges for Supplemental Benefit
       Provisions.....................   24
  Charges Against the Separate
     Account..........................   24
     Mortality and Expense Risk
       Charge.........................   24
     Administrative Expense Charge....   24
  Underlying Fund Expenses............   24
  Surrender Charges...................   25
  Transfer Charge.....................   25
  Reduction or Elimination of
     Charges..........................   25
The Separate Account and Valuation....   25
  The Travelers Fund UL for Variable
     Life Insurance (Fund UL).........   25
     How the Cash Value Varies........   26
     Accumulation Unit Value..........   26
     Net Investment Factor............   26
Changes to the Policy.................   27
  General.............................   27
  Changes in Stated Amount............   27
  Changes in Death Benefit Option.....   27
Additional Policy Provisions..........   27
  Assignment..........................   27
  Limit on Right to Contest and
     Suicide Exclusion................   28
  Misstatement as to Sex and Age......   28
  Voting Rights.......................   28
  Disregard of Voting Instructions....   28
Other Matters.........................   29
  Statements to Policy Owners.........   29
  Suspension of Valuation.............   29
  Dividends...........................   29
  Mixed and Shared Funding............   29
  Distribution........................   30
  Legal Proceedings and Opinion.......   30
  Experts.............................   30
Federal Tax Considerations............   31
The Company...........................   35
Management............................   36
  Directors of The Travelers Insurance
     Company..........................   36
  Senior Officers of The Travelers
     Insurance Company................   36
Example of Policy Charges.............   37
Illustrations.........................   37
Appendix A (Performance
  Information)........................  A-1
Financial Statements of the Separate
  Account
Financial Statements of the Company

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.

AMOUNT INSURED -- equals the Stated Amount if Death Benefit Option 1 is selected; equals the Stated Amount plus Cash Value if Death Benefit Option 2 is selected. The Amount Insured will always be at least equal to the Minimum Amount Insured described on the Policy Summary.

BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Second Death.

CASH SURRENDER VALUE -- the Cash Value less any outstanding Policy loan and applicable surrender charges.

CASH VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy, plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

DEATH BENEFIT -- the amount payable to the Beneficiary if the Second Death occurs while this policy is in force.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Cash Value.

INSUREDS -- the two people on whose lives the Policy is issued.

INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate premiums or Cash Value. Each Investment Option invests directly in a corresponding Underlying Fund.

ISSUE DATE -- the date on which a new Policy is issued by the Company for delivery to the Policy Owner.


LAPSE PROTECTION GUARANTEE RIDER (IN BASE POLICY IN NEW YORK) -- a rider which provides that the Policy will not lapse during the first ten Policy Years if a required amount of premium is paid. (Not available in all states.)


LOAN ACCOUNT -- an account in the Company's general account to which we transfer the amount of any Policy loan, and to which we credit and charge a fixed rate of interest.

MATURITY DATE -- The anniversary of the Policy Date on which the younger Insured is age 100.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Cash Value which includes cost of insurance charges, administrative charges, and any charges for supplemental benefits.

MONTHLY LAPSE PROTECTION PREMIUM -- an amount shown on the Policy Summary page, the cumulative amount of which must be paid during the first ten Policy Years in order for the Lapse Protection Guarantee to be in effect.


NET AMOUNT AT RISK -- an amount equal to the Amount Insured minus the Cash
Value.


NET PREMIUM -- the amount of each premium payment, minus the deduction of any front-end sales charges, premium tax charges and federal deferred acquisition cost charge.

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner, either annually, semiannually or through automatic monthly checking account deductions.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insureds; the Policy Owner(s) may or may not be the Insured(s).

POLICY YEARS -- annual periods computed from the Policy Date.

SECOND DEATH -- the second death of the two Insureds under this policy. If we are unable to determine which death was second based on the Due Proof of Death, the younger Insured's death will be considered the second death, unless you and we agree otherwise.


SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, the investment performance of which is kept separate from that of other assets of The Travelers Insurance Company; for example, The Travelers Fund UL for Variable Life Insurance ("Fund UL").


STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.

UNDERLYING FUND -- the underlying mutual fund that corresponds to each Investment Option. Each Investment Option invests directly in an Underlying Fund.

VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units will be determined as of 4:00 p.m. Eastern time.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.


WE, US, OUR -- The Travelers Insurance Company.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

WHAT IS VARIABLE SURVIVORSHIP LIFE INSURANCE?


This Flexible Premium Variable Survivorship Life Insurance Policy is designed to provide insurance protection on the lives of two Insureds and to build Cash Value. Like other survivorship life insurance, it provides an income-tax free death benefit that is payable to the Beneficiary upon the second death of the two Insureds. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium or transfer Cash Value to various Investment Options which in turn invest in the corresponding Underlying Funds. These Investment Options include equity, bond, money market and other types of portfolios. Your Cash Value will change daily, depending on investment return. No minimum amount is guaranteed as in a traditional life insurance policy.



INVESTMENT OPTIONS: You have the ability to choose from a wide variety of Investment Options. The Investment Options invest directly in the Underlying Funds. These professionally managed stock, bond and money market funds cover a broad spectrum of investment objectives and risk tolerance. The following Investment Options (subject to state availability) are available currently:


                    TRAVELERS VARIABLE SURVIVORSHIP LIFE II

Capital Appreciation Fund (Janus)
Managed Assets Trust
Travelers Money Market Portfolio

ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
  Premier Growth Portfolio -- Class B

AMERICAN VARIABLE INSURANCE SERIES
  Global Growth Fund -- Class 2
  Growth Fund -- Class 2
  Growth-Income Fund -- Class 2

AYCO SERIES TRUST
  Ayco Large Cap Growth Fund I

CREDIT SUISSE WARBURG PINCUS TRUST
  Emerging Markets Portfolio

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
  EAFE(R) Equity Index Fund (Bankers Trust)
  Small Cap Index Fund (Bankers Trust)

DREYFUS VARIABLE INVESTMENT FUND
  Small Cap Portfolio -- Initial Shares

FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
  Franklin Small Cap Fund -- Class 2

GREENWICH STREET SERIES FUND
  Equity Index Portfolio -- Class I
  Fundamental Value Portfolio (Smith Barney)

JANUS ASPEN SERIES
  Aggressive Growth Portfolio -- Service Shares
  Global Technology Portfolio -- Service Shares
  Worldwide Growth Portfolio -- Service Shares

PIMCO VARIABLE INSURANCE TRUST
  Total Return Bond Portfolio

PUTNAM VARIABLE TRUST
  Putnam VT International Growth Fund --
    Class IB Shares
  Putnam VT Voyager II Fund -- Class IB Shares

TRAVELERS SERIES FUND INC.
  AIM Capital Appreciation Portfolio
  Alliance Growth Portfolio
  MFS Total Return Portfolio
  Putnam Diversified Income Portfolio
  Smith Barney Aggressive Growth Portfolio
  Smith Barney High Income Portfolio
  Smith Barney International All Cap Growth
   Portfolio
  Smith Barney Large Cap Value Portfolio
  Smith Barney Large Capitalization Growth    Portfolio

THE TRAVELERS SERIES TRUST
  Convertible Bond Portfolio
  Equity Income Portfolio (Fidelity)
  Large Cap Portfolio (Fidelity)
  MFS Mid Cap Growth Portfolio
  U.S. Government Securities Portfolio

VAN KAMPEN LIFE INVESTMENT TRUST
  Emerging Growth Portfolio

VARIABLE INSURANCE PRODUCTS FUND II (FIDELITY)
  Contrafund(R) Portfolio -- Service Class

Additional Investment Options may be added from time to time. For more information, see "The Investment Options." Refer to each Underlying Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.

PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly via checking account deductions. You may also make unscheduled premium payments in any amount. No premium payments will be accepted if receipt of such premiums would disqualify the Policy as life insurance under applicable federal tax laws.

You indicate on your application what percentage of each net premium you would like allocated to the Investment Options. You may change your allocations by writing to the Company or, with proper authorization, by calling 1-800-334-4298.


During the underwriting period, any premium paid will be held in a non-interest bearing account. Your Net Premium will be distributed to each Investment Option in the percentages indicated on your application on the later of the Policy Date or the next Valuation Date (subject to state law).



RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive either (depending on state law) a refund of premiums paid, less any loans, or a refund of Cash Value less any loans plus any charges that were deducted by mailing us the Policy and a written request for cancellation within a specified period. (See "Right to Cancel").


DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:


     - LEVEL OPTION (OPTION 1): the Amount Insured will equal the greater of the Stated Amount or the Minimum Amount Insured upon the second death of the two Insureds while the policy is in effect.



     - VARIABLE OPTION (OPTION 2): the Amount Insured will equal the greater of the Stated Amount of the Policy plus the Cash Value or the Minimum Amount Insured upon the second death of the two Insureds while the policy is in effect.


POLICY VALUES: As with other types of insurance policies, this Policy can accumulate a Cash Value. The Cash Value of the Policy will increase or decrease to reflect the investment performance of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Cash Value. There is no minimum guaranteed Cash Value.

     - ACCESS TO POLICY VALUES: You may borrow up to 100% of your Policy's Cash Surrender Value. (See "Policy Loans" for loan impact on coverage and policy values.)

You may cancel all or a portion of your Policy while either of the Insureds are living and receive all or a portion of the Cash Surrender Value. Depending on the amount of time the Policy has been in force, there may be a charge for the partial or full surrender.

TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Cash Value, minus the value of outstanding loan accounts, among the Investment Options. You may do this by writing to the Company or, with proper authorization, calling 1-800-334-4298.

You can use automated transfers to take advantage of dollar cost averaging -- investing a fixed amount at regular intervals. For example, you might have a set amount transferred from a relatively conservative Investment Option to a more aggressive one, or to several others.


LAPSE PROTECTION GUARANTEE RIDER (IN BASE POLICY IN NEW YORK): This rider allows for your Policy to remain in effect for the first ten Policy Years, regardless of the performance of the Investment Options that you select. You must pay at least the cumulative Monthly Lapse Protection Premium displayed on your Policy's Summary page. Any loans or partial surrenders are deducted from premium paid to determine if the Lapse Protection Premium Requirement has been met.



GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, and the Lapse Protection Guarantee Rider is not in effect, you will have 31 days (subject to state law) to pay a premium to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.

EXCHANGE RIGHTS: During the first two Policy Years, you can exchange this Policy for one that provides benefits that do not vary with the investment return of the Investment Options (subject to certain restrictions contained in your contract).

TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the older Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.

CHARGES AND DEDUCTIONS: Your Policy is subject to charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

     POLICY CHARGES:

     - SALES AND PREMIUM TAX CHARGES -- A sales charge, a premium tax charge and a deferred acquisition cost charge are applied to each premium. The charges are as follows:

                               TOTAL
  SALES    PREMIUM    DAC     PREMIUM
  CHARGE    TAX*     CHARGE   EXPENSE
  ------   -------   ------   -------

  2.5%      2.25%    1.25%     6.00%

     * Where prohibited by state law, premium taxes will not be charged.

     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover Cost of Insurance Charges, administrative expense charges and charges for optional benefits.


     - SURRENDER CHARGE -- applies if you surrender your Policy for all or a portion of its Cash Value or the Policy lapses, during the first 15 years (subject to state law) and for 15 years (subject to state law) after an increase in coverage. The surrender charge consists of a per thousand of stated amount charge and varies by original issue ages, sexes and smoker/nonsmoker status and with the issue ages of the Insureds. Subject to state law, the maximum surrender charge under the policy per thousand of stated amount would be $44.90. (See the "Surrender Charges" section for more information).


     ASSET-BASED CHARGES:

     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of 0.80% for the first fifteen years and 0.35% thereafter.

     - ADMINISTRATIVE EXPENSE CHARGE -- applies to the assets of the Investment Options on a daily basis which equals an annual rate of 0.10% for the first fifteen years and 0% thereafter.

     - UNDERLYING FUND FEES -- the separate account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. These are summarized in the chart below.

                                 UNDERLYING FUND FEES
          (AS A PERCENTAGE OF AVERAGE DAILY NET ASSETS OF THE UNDERLYING FUND
                   AS OF DECEMBER 31, 2000, UNLESS OTHERWISE NOTED)

-----------------------------------------------------------------------------------------------------------------------
                                                                                                       TOTAL ANNUAL
                                                                                                         OPERATING
                                            MANAGEMENT FEE                        OTHER EXPENSES         EXPENSES
                                            (AFTER EXPENSE                        (AFTER EXPENSE      (AFTER EXPENSE
FUNDING OPTIONS:                            REIMBURSEMENT)       12B-1 FEES       REIMBURSEMENT)      REIMBURSEMENT)
-----------------------------------------------------------------------------------------------------------------------
 CAPITAL APPRECIATION FUND (JANUS)               0.81%                                 0.02%               0.83%
-----------------------------------------------------------------------------------------------------------------------
 MANAGED ASSETS TRUST                            0.56%                                 0.03%               0.59%
-----------------------------------------------------------------------------------------------------------------------
 MONEY MARKET PORTFOLIO                          0.38%                                 0.02%               0.40%
-----------------------------------------------------------------------------------------------------------------------
 ALLIANCE VARIABLE PRODUCT SERIES FUND,
   INC.
-----------------------------------------------------------------------------------------------------------------------
   Premier Growth Portfolio -- Class B*          1.00%              0.25%              0.05%               1.30%
-----------------------------------------------------------------------------------------------------------------------
 AMERICAN VARIABLE INSURANCE SERIES
-----------------------------------------------------------------------------------------------------------------------
   Global Growth Fund -- Class 2*                0.66%              0.25%              0.04%               0.95%
-----------------------------------------------------------------------------------------------------------------------
   Growth Fund -- Class 2*                       0.36%              0.25%              0.02%               0.63%
-----------------------------------------------------------------------------------------------------------------------
   Growth-Income Fund -- Class 2*                0.34%              0.25%              0.01%               0.60%
-----------------------------------------------------------------------------------------------------------------------
 AYCO SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
   Ayco Large Cap Growth Fund I                  0.80%                                 0.20%               1.00%
-----------------------------------------------------------------------------------------------------------------------
 CREDIT SUISSE WARBURG PINCUS TRUST
-----------------------------------------------------------------------------------------------------------------------
   Emerging Markets Portfolio                    1.09%                                 0.31%               1.40%(1)
-----------------------------------------------------------------------------------------------------------------------
 DEUTSCHE ASSET MANAGEMENT VIT FUNDS
-----------------------------------------------------------------------------------------------------------------------
   EAFE(R) Equity Index Fund                     0.45%                                 0.20%               0.65%(2)
-----------------------------------------------------------------------------------------------------------------------
   Small Cap Index Fund                          0.35%                                 0.10%               0.45%(2)
-----------------------------------------------------------------------------------------------------------------------
 DREYFUS VARIABLE INVESTMENT FUND
-----------------------------------------------------------------------------------------------------------------------
   Small Cap Portfolio -- Initial Shares         0.75%                                 0.03%               0.78%(3)
-----------------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE
   PRODUCTS TRUST
-----------------------------------------------------------------------------------------------------------------------
   Franklin Small Cap Fund -- Class 2*           0.49%              0.25%              0.28%               1.02%(4)
-----------------------------------------------------------------------------------------------------------------------
 GREENWICH STREET SERIES FUND
-----------------------------------------------------------------------------------------------------------------------
   Equity Index Portfolio -- Class I
     Shares                                      0.21%                                 0.02%               0.23%(5)
-----------------------------------------------------------------------------------------------------------------------
   Fundamental Value Portfolio                   0.75%                                 0.04%               0.79%(6)
-----------------------------------------------------------------------------------------------------------------------
 JANUS ASPEN SERIES
-----------------------------------------------------------------------------------------------------------------------
   Aggressive Growth
     Portfolio -- Service Shares*                0.65%              0.25%              0.02%               0.92%
-----------------------------------------------------------------------------------------------------------------------
   Global Technology
     Portfolio -- Service Shares*                0.65%              0.25%              0.04%               0.94%
-----------------------------------------------------------------------------------------------------------------------
   Worldwide Growth Portfolio -- Service
     Shares*                                     0.65%              0.25%              0.05%               0.95%
-----------------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST
-----------------------------------------------------------------------------------------------------------------------
   Total Return Bond Portfolio                   0.25%                                 0.40%               0.65%(7)
-----------------------------------------------------------------------------------------------------------------------
 PUTNAM VARIABLE TRUST
-----------------------------------------------------------------------------------------------------------------------
   Putnam VT International Growth
     Fund -- Class IB Shares*                    0.76%              0.25%              0.18%               1.19%
-----------------------------------------------------------------------------------------------------------------------
   Putnam VT Voyager II Fund -- Class IB
     Shares*                                     0.70%              0.25%              0.30%               1.25%(8)
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                                                       TOTAL ANNUAL
                                                                                                         OPERATING
                                            MANAGEMENT FEE                        OTHER EXPENSES         EXPENSES
                                            (AFTER EXPENSE                        (AFTER EXPENSE      (AFTER EXPENSE
FUNDING OPTIONS:                            REIMBURSEMENT)       12B-1 FEES       REIMBURSEMENT)      REIMBURSEMENT)
-----------------------------------------------------------------------------------------------------------------------
 THE TRAVELERS SERIES TRUST
-----------------------------------------------------------------------------------------------------------------------
   Convertible Bond Portfolio                    0.66%                                 0.14%               0.80%(9)
-----------------------------------------------------------------------------------------------------------------------
   Equity Income Portfolio (Fidelity)            0.75%                                 0.07%               0.82%(10)
-----------------------------------------------------------------------------------------------------------------------
   Large Cap Portfolio (Fidelity)                0.75%                                 0.07%               0.82%(10)
-----------------------------------------------------------------------------------------------------------------------
   MFS Mid Cap Growth Portfolio                  0.86%                                 0.04%               0.90%
-----------------------------------------------------------------------------------------------------------------------
   U.S. Government Securities Portfolio          0.39%                                 0.09%               0.48%
-----------------------------------------------------------------------------------------------------------------------
 TRAVELERS SERIES FUND INC.
-----------------------------------------------------------------------------------------------------------------------
   AIM Capital Appreciation Portfolio            0.80%                                 0.03%               0.83%(11)
-----------------------------------------------------------------------------------------------------------------------
   Alliance Growth Portfolio                     0.80%                                 0.01%               0.81%(11)
-----------------------------------------------------------------------------------------------------------------------
   MFS Total Return Portfolio                    0.80%                                 0.04%               0.84%(11)
-----------------------------------------------------------------------------------------------------------------------
   Putnam Diversified Income Portfolio           0.75%                                 0.12%               0.87%(11)
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Aggressive Growth
     Portfolio                                   0.80%                                 0.19%               0.99%(11)
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney High Income Portfolio            0.60%                                 0.06%               0.66%(11)
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney International All Cap
     Growth Portfolio                            0.90%                                 0.08%               0.98%(11)
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Large Cap Value
     Portfolio                                   0.65%                                 0.01%               0.66%(11)
-----------------------------------------------------------------------------------------------------------------------
   Smith Barney Large Capitalization
     Growth Portfolio                            0.75%                                 0.02%               0.77%(11)
-----------------------------------------------------------------------------------------------------------------------
 VAN KAMPEN LIFE INVESTMENT TRUST
-----------------------------------------------------------------------------------------------------------------------
   Emerging Growth Portfolio                     0.70%                                 0.05%               0.75%
-----------------------------------------------------------------------------------------------------------------------
 VARIABLE INSURANCE PRODUCTS FUND II
-----------------------------------------------------------------------------------------------------------------------
   Contrafund(R) Portfolio -- Service
     Class*                                      0.57%              0.10%              0.09%               0.76%(12)
-----------------------------------------------------------------------------------------------------------------------

 * The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service providers).

 1. Fee waivers, expense reimbursements, or expense credits reduced expenses for the EMERGING MARKETS PORTFOLIO during 2000, but this may be discontinued at any time. Without such arrangements, the Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 0.42% and 1.67%, respectively. The Other Expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 2000, net of any fee waivers or expense reimbursements.

 2. These fees reflect a voluntary expense reimbursement arrangement whereby the Adviser has agreed to reimburse the funds. Without such arrangement, Other Expenses and Total Annual Operating Expenses for the EAFE(R) EQUITY INDEX FUND and the SMALL CAP INDEX FUND would have been 0.47% and 0.92%, and 0.34% and 0.69%, respectively.

 3. Total Annual Operating Expenses for the SMALL CAP PORTFOLIO -- INITIAL SHARES do not include interest expense, loan commitment fees, and dividends on securities sold short. These figures are for the year ended December 31, 2000. Actual expenses in future years may be higher or lower than the fees given.

 4. The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus. Total Annual Operating Expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the FRANKLIN SMALL CAP FUND -- CLASS 2 would have been 0.53%, 0.25%, 0.28%, and 1.06%, respectively.

 5. The Management Fee includes 0.06% for fund administration.

 6. The Management Fee includes 0.20% for fund administration.

 7. "Other Expenses" reflects a 0.25% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the TOTAL RETURN BOND PORTFOLIO. PIMCO has contractually agreed to reduce Total Annual Operating

    Expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets for the TOTAL RETURN BOND PORTFOLIO. Without such reductions, Total Annual Operating Expenses for the fiscal year ended December 31, 2000 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 8. The Total Annual Operating Expenses for the VT VOYAGER FUND II -- CLASS IB SHARES are based on estimated expenses. This fund commenced operations on September 1, 2000.

 9. Travelers Insurance Company has agreed to reimburse the CONVERTIBLE BOND PORTFOLIO for expenses for the period ended December 31, 2000 which exceeded 0.80%. Without such voluntary arrangements, the actual annualized Total Annual Operating Expenses would have been 0.90%.

10. TAMIC or the fund has entered into varying arrangements with third parties who either paid or reduced a portion of the fund's expenses. Without such expense reductions, Total Annual Operating Expenses for the EQUITY INCOME PORTFOLIO and the LARGE CAP PORTFOLIO would have been 0.87% and 0.84%, respectively.

11. Expenses are as of October 31, 2000 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2000.

12. Actual annual operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. Without such reduction, Total Annual Operating Expenses for the CONTRAFUND(R) PORTFOLIO -- SERVICE CLASS would have been 0.74%.

                              GENERAL DESCRIPTION
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable survivorship life insurance policy offered by The Travelers Insurance Company. It provides life insurance protection on two lives (the Insureds), and pays policy proceeds upon the Second Death of the two Insureds while the policy is in effect. The policy offers:

     - Flexible premium payments (you select the timing and amount of the premium)

     - A selection of investment options

     - A choice of two death benefit options

     - Loans and partial withdrawal privileges

     - The ability to increase or decrease the Policy's stated amount of insurance

     - Additional benefits through the use of optional riders

This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, Cash Values and other features traditionally associated with life insurance. The Policy is a security because the Cash Value and, under certain circumstances, the Amount Insured and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.


THE APPLICATION. In order to become a policy owner, each Insured must submit an application with information about the two proposed Insureds. The Insureds must provide evidence of insurability. On the application, you will also indicate:


     - the amount of insurance desired (the "Stated Amount"); minimum of
       $100,000

     - your choice of the two death benefit options

     - the beneficiary(ies), and whether or not the beneficiary is irrevocable

     - your choice of investment options.

Our underwriting staff will review the application, and, if approved, we will issue the Policy.

                              HOW THE POLICY WORKS
--------------------------------------------------------------------------------

You make premium payments and direct them to one or more of the available Investment Options. The Policy's Cash Value will increase or decrease depending on the performance of the Investment Options you select. In the case of death benefit option 2, the death benefit will also vary based on the Investment Options' performance.

If your Policy is in effect upon the Second Death of the two Insureds, we will pay your beneficiary the Amount Insured plus any additional rider death benefit (less any outstanding loans and any monthly deduction amount due but not paid). Your Policy will stay in effect as long as the Policy's cash surrender value can pay the Policy's monthly charges.

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all future transactions on the policy, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued).

APPLYING PREMIUM PAYMENTS


During the underwriting period, any premium paid will be held in a non-interest bearing account. After the underwriting period, we apply the first premium to the Investment Options on the later of the Policy Date or the next Valuation Date after we receive it at our Home Office. During the Right to Cancel Period, we allocate Net Premiums to the Investment Options selected by you (subject to state law).

The Investment Options are segments of the Separate Account. They correspond to Underlying Funds with the same names. The available Investment Options are listed below.

We credit your policy with accumulation units of the Investment Option(s) you have selected. We calculate the number of Accumulation Units by dividing your Net Premium payment by each Investment Option's Accumulation Unit Value computed after we receive your payment.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The Investment Options currently available under Fund UL are listed below. There is no assurance that an Investment Option will achieve its stated objectives. We may add, withdraw or substitute Investment Options from time to time. Any changes will comply with applicable state and federal laws. We would notify you before making such a change. For more detailed information on the investment advisers and their services and fees, please refer to the Underlying Funds' prospectuses which are included with and must accompany this prospectus. In addition, Travelers has entered into agreements with either the investment adviser or distributor of certain of the Underlying Funds in which the adviser or distributor pays us a fee for providing administrative services, which fee may vary. The fee is ordinarily based upon an annual percentage of the average aggregate net amount invested in the Underlying Funds on behalf of the Separate Account. Please read carefully the complete risk disclosure in each Underlying Funds' prospectus before investing.

       FUNDING OPTION                    INVESTMENT OBJECTIVE                  ADVISER/SUBADVISER
       --------------                    --------------------                  ------------------
Capital Appreciation Fund     Seeks growth of capital through the use of  Travelers Asset Management
(Janus)                       common stocks. Income is not an objective.  International Company LLC
                              The Fund invests principally in common      ("TAMIC")
                              stocks of small to large companies which    Subadviser: Janus Capital
                              are expected to experience wide             Corp. ("Janus")
                              fluctuations in price both in rising and
                              declining markets.
Managed Assets Trust          Seeks high total investment return through  TAMIC
                              a fully managed investment policy in a      Subadviser: Travelers
                              portfolio of equity, debt and convertible   Investment Management Co.
                              securities.                                 ("TIMCO")
Travelers Money Market        Seeks high current income from short-term   TAMIC
Portfolio                     money market instruments while preserving
                              capital and maintaining a high degree of
                              liquidity.
ALLIANCE VARIABLE PRODUCT
  SERIES FUND, INC.
Premier Growth Portfolio --   Seeks long-term growth of capital by        Alliance Capital Management
Class B                       investing primarily in equity securities
                              of a limited number of large, carefully
                              selected, high quality U.S. companies that
                              are judged likely to achieve superior
                              earning momentum.
AMERICAN VARIABLE INSURANCE
  SERIES
Global Growth Fund -- Class   Seeks capital appreciation by investing     Capital Research and Man-
2                             primarily in common stocks of companies     agement Company
                              located around the world.
Growth Fund -- Class 2        Seeks capital appreciation by investing     Capital Research and Man-
                              primarily in common stocks of companies     agement Company
                              that appear to offer superior
                              opportunities for growth and capital.
Growth-Income Fund -- Class   Seeks capital appreciation and income by    Capital Research and Man-
2                             investing primarily in common stocks or     agement Company
                              other securities which demonstrate the
                              potential for appreciation and/or
                              dividends.

       FUNDING OPTION                    INVESTMENT OBJECTIVE                  ADVISER/SUBADVISER
       --------------                    --------------------                  ------------------
AYCO SERIES TRUST
Ayco Large Cap Growth Fund I  Seeks long-term growth of capital by        The Ayco Company, L.P.
                              investing primarily in the common stocks
                              of large capitalization companies. The
                              investment approach is a combination of
                              fundamental analysis of individual
                              companies with a top-down economic and
                              market sector analysis.

CREDIT SUISSE WARBURG PINCUS TRUST
Emerging Markets Portfolio    Seeks long-term growth of capital by        Credit Suisse Asset Manage-
                              investing primarily in equity securities    ment, LLC
                              of non-U.S. issuers consisting of

                              companies in emerging securities markets.
DEUTSCHE ASSET MANAGEMENT
  VIT FUNDS
EAFE(R) Equity Index Fund     Seeks to replicate, before deduction of     Bankers Trust Company
(Bankers Trust)               expenses, the total return performance of
                              the EAFE index.
Small Cap Index Fund          Seeks to replicate, before deduction of     Bankers Trust Company
(Bankers Trust)               expenses, the total return performance of
                              the Russell 2000 index.

DREYFUS VARIABLE INVESTMENT
  FUND
Small Cap                     Seeks to maximize capital appreciation.     The Dreyfus Corporation
Portfolio -- Initial Shares   The portfolio primarily invests in
                              small-cap companies with total market
                              values of less than $2 billion at the time
                              of purchase.


FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS TRUST
Franklin Small Cap Fund --    Seeks long-term capital growth. The Fund    Franklin Advisers, Inc.
Class 2                       seeks to accomplish its objective by
                              investing primarily (normally at least 65%
                              of its assets) in equity securities of
                              smaller capitalization growth companies.
GREENWICH STREET SERIES FUND
Equity Index Portfolio-Class  Seeks to replicate, before deduction of     TIMCO
I Shares                      expenses, the total return performance of
                              the S&P 500 Index.

Fundamental Value Portfolio   Seeks long-term capital growth with         Smith Barney Fund Manage-
                              current income as a secondary objective.    ment LLC ("SBFM")

JANUS ASPEN SERIES
Aggressive Growth             Seeks long-term capital growth by           Janus
Portfolio -- Service Shares   investing primarily in common stocks
                              selected for their growth potential,
                              normally investing at least 50% in the
                              equity assets of medium-sized companies.
Global Technology             Seeks long-term capital growth by           Janus
Portfolio -- Service Shares   investing primarily in equity securities
                              of the U.S. and foreign companies,
                              normally investing at least 65% of its
                              total assets in companies likely to
                              benefit significantly from advances in
                              technology.

       FUNDING OPTION                    INVESTMENT OBJECTIVE                  ADVISER/SUBADVISER
       --------------                    --------------------                  ------------------
Worldwide Growth              Seeks growth of capital in a manner         Janus
Portfolio -- Service Shares   consistent with preservation of capital by
                              investing primarily in common stocks of
                              companies of any size throughout the
                              world.
PIMCO VARIABLE INSURANCE
  TRUST
Total Return Bond Portfolio   Seeks maximum total return, consistent      Pacific Investment Manage-
                              with preservation of capital and prudent    ment Company
                              investment management, by investing
                              primarily in investment-grade debt
                              securities.
PUTNAM VARIABLE TRUST
Putnam VT International       Seeks capital appreciation by investing     Putnam Management ("Putnam")
Growth Fund -- Class IB       mostly in common stocks of companies
Shares                        outside the United States.
Putnam VT Voyager II          Seeks capital appreciation by investing     Putnam
Fund -- Class IB Shares       mainly in common stocks of U.S. companies
                              with a focus on growth stocks.
TRAVELERS SERIES FUND INC.
AIM Capital Appreciation      Seeks capital appreciation by investing     Travelers Investment Adviser
Portfolio                     principally in common stock, with emphasis  ("TIA")
                              on medium-sized and smaller emerging        Subadviser: Alliance Capital
                              growth companies.                           Management L.P.
Alliance Growth Portfolio     Seeks long-term growth of capital. Current  TIA
                              income is only an incidental                Subadviser: Alliance Capital
                              consideration. The Portfolio invests        Management L.P.
                              predominantly in equity securities of
                              companies with a favorable outlook for
                              earnings and whose rate of growth is
                              expected to exceed that of the U.S.
                              economy over time.
MFS Total Return Portfolio    (a balanced portfolio) Seeks to obtain      TIA
                              above-average income (compared to a port-   Subadviser: Massachusetts
                              folio entirely invested in equity           Financial Services Company
                              securities) consistent with the prudent     ("MFS")
                              employment of capital. Generally, at least
                              40% of the Portfolio's assets are invested
                              in equity securities.
Putnam Diversified Income     Seeks high current income consistent with   TIA
Portfolio                     preservation of capital. The Portfolio      Subadviser: Putnam
                              will allocate its investments among the
                              U.S. Government Sector, the High Yield
                              Sector, and the International Sector of
                              the fixed income securities markets.
Smith Barney Aggressive       Seeks capital appreciation by investing     SBFM
Growth Portfolio              primarily in common stocks of companies
                              that are experiencing, or have the
                              potential to experience, growth of
                              earnings, or that exceed the average
                              earnings growth rate of companies whose
                              securities are included in the S&P 500.
Smith Barney High Income      Seeks high current income. Capital          SBFM
Portfolio                     appreciation is a secondary objective. The
                              Portfolio will invest at least 65% of its
                              assets in high-yielding corporate debt
                              obligations and preferred stock.

       FUNDING OPTION                    INVESTMENT OBJECTIVE                  ADVISER/SUBADVISER
       --------------                    --------------------                  ------------------

Smith Barney International    Seeks total return on assets from growth    SBFM
All Cap Growth Portfolio      of capital and income by investing at
                              least 65% of its assets in a diversified
                              portfolio of equity securities of
                              established and non U.S. International
                              Portfolio.


Smith Barney Large Cap Value  Seeks current income and long-term growth   SBFM
Portfolio                     of income and capital by investing
                              primarily, but not exclusively, in common
                              stocks.

Smith Barney Large            Seeks long-term growth of capital by        SBFM
Capitalization Growth         investing in equity securities of
Portfolio                     companies with large market
                              capitalizations.
THE TRAVELERS SERIES TRUST
Convertible Bond Portfolio    Seeks current income and capital apprecia-  TAMIC
                              tion by investing in convertible bond
                              securities and in combinations of
                              nonconvertible fixed-income securities and
                              warrants or call options that together
                              resemble convertible securities.
Equity Income Portfolio       Seeks reasonable income by investing at     TAMIC
(Fidelity)                    least 65% in income-producing equity secu-  Subadviser: Fidelity Manage-
                              rities. The balance may be invested in all  ment & Research Co. ("FMR")
                              types of domestic and foreign securities,
                              including bonds. The Portfolio seeks to
                              achieve a yield that exceeds that of the
                              securities comprising the S&P 500. The
                              Subadviser also considers the potential
                              for capital appreciation.
Large Cap Portfolio           Seeks long-term growth of capital by        TAMIC
(Fidelity)                    investing primarily in equity securities    Subadviser: FMR
                              of companies with large market
                              capitalizations.
MFS Mid Cap Growth Portfolio  Seeks to obtain long-term growth of         TAMIC
                              capital by investing, under normal market   Subadviser: MFS
                              conditions, at least 65% of its total
                              assets in equity securities of companies
                              with medium market capitalization which
                              the investment adviser believes have above
                              average growth potential.
U.S. Government Securities    Seeks to select investments from the point  TAMIC
Portfolio                     of view of an investor concerned primarily
                              with the highest credit quality, current
                              income and total return. The assets of the
                              Portfolio will be invested in direct
                              obligations of the United States, its
                              agencies and instrumentalities.
VAN KAMPEN LIFE INVESTMENT
  TRUST
Emerging Growth Portfolio     Seeks capital appreciation by investing     Van Kampen Asset Manage-
                              primarily in common stocks of companies     ment Inc.
                              considered to be emerging growth
                              companies.

       FUNDING OPTION                    INVESTMENT OBJECTIVE                  ADVISER/SUBADVISER
       --------------                    --------------------                  ------------------
VARIABLE INSURANCE
PRODUCTS FUND II
Contrafund(R) Portfolio       Seeks long-term capital appreciation by     FMR
(Fidelity) -- Service Class   investing primarily in common stocks of
                              companies whose value the adviser believes
                              is not fully recognized by the public.

                           POLICY BENEFITS AND RIGHTS
--------------------------------------------------------------------------------

TRANSFERS OF CASH VALUE

As long as the Policy remains in effect, you may make transfers of Cash Value between Investment Options. We reserve the right to restrict transfers by any market timing firm or any other third party authorized to initiate transfers on behalf of multiple contract owners. We may, among other things, not accept: 1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or 2) the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner. We further reserve the right to limit transfers that we determine will disadvantage other contract owners.


We calculate the number of Accumulation Units involved using the Accumulation Unit Values normally calculated as of 4:00 p.m. Eastern time on each Valuation Date on which we receive the request.


TELEPHONE TRANSFERS. The Policy Owner may make the request in writing by mailing such request to the Company at its Home Office, or by telephone (if an authorization form is on file) by calling 1-800-334-4298. The Company will take reasonable steps to ensure that telephone transfer requests are genuine. These steps may include seeking proper authorization and identification prior to processing telephone requests. Additionally, the Company will confirm telephone transfers. Any failure to take such measures may result in the Company's liability for any losses due to fraudulent telephone transfer requests.

AUTOMATED TRANSFERS


DOLLAR-COST AVERAGING. You may establish automated transfers of Policy Values on a monthly or quarterly basis from any Investment Option(s) to any other available Investment Option(s) through written request or other method acceptable to the Company. You must have a minimum total Policy Value of $1,000 to enroll in the Dollar-Cost Averaging program. The minimum total automated transfer amount is $100.


You may start or stop participation in the Dollar-Cost Averaging program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. Automated transfers are subject to all of the other provisions and terms of the Policy. The Company reserves the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service.

Before transferring any part of the Policy Value, Policy Owners should consider the risks involved in switching between investments available under this Policy. Dollar-cost averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

PORTFOLIO REBALANCING. Once you allocate your Net Premium among the Investment Options, the performance of each Underlying Fund may cause your allocation to shift. You may elect to have the Company periodically reallocate values in your policy.


LAPSE AND REINSTATEMENT

Except as described under "Lapse Protection Guarantee," the Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount and any loan interest due, but not paid. If this happens, we will notify you in writing that if the amount shown in the notice is not paid within 31 days (subject to state law) (the "Grace Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Grace Period, but if no payment is received by Us, it will terminate at the end of the Grace Period. If the last of the two Insureds dies during the Grace Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any outstanding loan. (See "Death Benefit," below.)

If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) stated in the lapse notice. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Cash Value will equal the Net Premium plus any cash value as of the date of the lapse. In addition, we will require satisfactory evidence of insurability of both Insureds.

ADDITIONAL INSURANCE BENEFITS (RIDERS)

Subject to certain requirements, one or more of the following additional insurance benefits may be added to your base Policy by rider. There may be additional costs associated with these Riders. Certain riders may not be available in all states. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy should be consulted. Depending on your circumstances, it may be less costly to purchase more death benefit coverage under the Annual Renewable Term rider than under the basic variable policy.



--------------------------------------------------------------------------------------------------
 POLICY SPLIT OPTION RIDER                 Allows the policy to be split into two equal policies
                                           in the event of divorce (2 years after the final
                                           decree) or repeal of the Unlimited Marital Deduction
                                           Act.
--------------------------------------------------------------------------------------------------
 SCHEDULED INCREASE OPTION RIDER           Allows automatic increases in the face amount on a set
                                           schedule.
--------------------------------------------------------------------------------------------------
 ANNUAL RENEWABLE TERM                     Provides additional insurance protection on either or
                                           both Insureds.
--------------------------------------------------------------------------------------------------
 COST OF LIVING ADJUSTMENT RIDER           Allows automatic increases in the face amount based on
                                           increases in the Consumer Price Index.
--------------------------------------------------------------------------------------------------
 LAPSE PROTECTION GUARANTEE RIDER          This rider is available only with Death Benefit Option
                                           1 (subject to state law) and may not be available in
                                           all jurisdictions. The Rider provides that if, during
                                           the first ten Policy Years, the total premiums paid,
                                           less any outstanding loans or partial surrenders,
                                           equals or exceeds the cumulative Monthly Coverage
                                           Protection Premium shown in the Policy, a Lapse
                                           Protection Guarantee will apply. With this rider, the
                                           Policy will not lapse on a monthly deduction day even
                                           if the Cash Surrender Value is not enough to cover the
                                           Monthly Deduction Amount due provided the monthly
                                           deduction day is within the first ten Policy Years.
                                           The Monthly Lapse Protection Premium will change to
                                           reflect any increases you make to the Stated Amount or
                                           changes to supplemental benefit riders under the
                                           Policy. If you make a change, we will send you an
                                           updated Monthly Lapse Protection Premium that must be
                                           met until the ten-year period expires. The rider will
                                           be cancelled if you switch to Death Benefit Option 2
                                           (subject to state variation).
--------------------------------------------------------------------------------------------------
 COVERAGE EXTENSION RIDER                  See description in the "Maturity Benefits" section.
--------------------------------------------------------------------------------------------------
 MATURITY EXTENSION RIDER                  See description in the "Maturity Benefits" section.
--------------------------------------------------------------------------------------------------


EXCHANGE RIGHTS

Once the Policy is in effect, you may exchange it during the first 24 months for a non-variable survivorship life insurance policy issued by the Company (or an affiliated company) on the lives of the Insureds. Benefits under the new life insurance policy will be as described in that policy. No evidence of insurability will be required. You have the right to select the same Death Benefit or Net Amount At Risk as the former Policy at the time of exchange. Cost of insurance rates will be based on the same risk classification used as of this Policy's issue date. Any outstanding Policy loan must be repaid before we will make an exchange. In addition, there may be an adjustment for the difference in Cash Value between the two Policies.

RIGHT TO CANCEL

An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of

     (1) 10 days after delivery of the Policy to the Policy Owner,

     (2) 45 days after the date the Policy application was signed, or

     (3) 10 days after the Notice of the Right to Cancel has been mailed or delivered to the Policy Owner

(or later if required by state law).

We will refund either (depending on state law): (a) all premiums paid less any loans, or (b) the Cash Value of the Policy on the date we receive the returned Policy, plus any charges that were deducted, less any Loans. We will make the refund within seven days after we receive your returned policy.

                             ACCESS TO CASH VALUES
--------------------------------------------------------------------------------

POLICY LOANS

You may borrow up to 100% of the Policy's Cash Surrender Value. This amount will be determined on the day we receive the written loan request. The loan request must be at least $500 (unless state law requires a different minimum). We will make the loan within seven days of our receipt of the written loan request.


If you have a loan outstanding and request a second loan, we will add the amount of the outstanding loan to the loan request. We charge interest on the outstanding amount of the loan(s), and you must pay this interest in advance. During the first fifteen Policy Years, the full Loan Account Value will be charged an annual interest rate of 5.66% (7.4% in NY and MA); thereafter 3.85% (4.31% on a guaranteed basis) (5.66% (6.10% on a guaranteed basis) in NY and MA) will be charged (subject to state approval).


We will transfer the amount of the loan from each Investment Option on a pro rata basis, as of the date the loan is made. We transfer the loan amount to the Loan Account, and credit the Loan Account with a fixed annual rate of 4% (6% in New York and Massachusetts). Amounts held in the Loan Account will not be affected by the investment performance of the Investment Options. As you repay the loan, we deduct the amount of the loan repayment from the Loan Account and reallocate the payments among the Investment Options according to your current instructions. You may repay all or any part of a loan secured by the Policy while the Policy is still in effect.

CONSEQUENCES. Your Cash Surrender Value is reduced by the amount of any outstanding loan(s). While a loan is not repaid, it decreases the Cash Surrender Value, which could cause the Policy to lapse. Additionally, the Death Benefit payable will be decreased by the value of any outstanding loan. Also, even if a loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since you do not receive any investment experience on the outstanding loan amount held in the Loan Account.

POLICY SURRENDERS


You may withdraw all or a portion of the Cash Surrender Value from the Policy on any day that the Company is open for business.


FULL SURRENDERS. As long as the Policy is in effect, you may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the beneficiary's consent provided the beneficiary has not been designated "irrevocable." If so, you will need the beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Cash Value, minus any outstanding Policy loans, and any surrender charge.

For full surrenders, we will pay you within seven days after we receive the request in good order. The Policy will terminate on the date we receive your written surrender request.


PARTIAL WITHDRAWALS. You may request a partial withdrawal from the Policy. The amount paid to you will be the net amount requested. We will deduct the net amount surrendered plus any applicable surrender charge pro rata from all Investment Options, unless you give us other written instructions.

In addition to reducing the Policy's Cash Value, partial withdrawals will reduce the Death Benefit payable under the Policy. Under Option 1, the Policy's Stated Amount will be reduced by the withdrawal amount. Under Option 2, the Policy's Cash Value, which is part of the Death Benefit, will be reduced by the withdrawal amount. We may require you to return the Policy to record this reduction.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the Second Death of the two Insureds. The Death Benefit will be reduced by any outstanding charges, fees and Policy loans. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.

You may elect one of two Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under either option will be at least the current Stated Amount of the Policy less any outstanding Policy loan and unpaid Deduction Amount. The Death Benefit under either option may vary with the Cash Value of the Policy. Under Option 1 (the "Level Option"), the Death Benefit will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Cash Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Death Benefit will be equal to the Stated Amount of the Policy plus the Cash Value (determined as of the date of the last Insured's death) or, if greater, the Minimum Amount Insured.

The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy's Cash Value determined as of the first day of each Policy Month. The percentages differ according to the attained age of the younger Insured. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. The following is a schedule of the applicable percentages. For attained ages not shown, the applicable percentages will decrease evenly:

ATTAINED AGE OF
YOUNGER INSURED            PERCENTAGE
---------------            ----------

     0-40                     250

       45                     215

       50                     185

       55                     150

       60                     130

       65                     120

       70                     115

       75                     105

       95+                    100

Federal tax law imposes another cash funding limitation on cash value life insurance Policies that may increase the Minimum Amount Insured shown above. This limitation, known as the "guideline premium limitation," generally applies during the early years of variable universal life insurance Policies.

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under Death Benefit Option 1. The examples assume two Insureds, both age 40, a Minimum Amount Insured of 250% of Cash Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $100,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($100,000) or the Minimum Amount Insured ($25,000), the Death Benefit would be $100,000.

EXAMPLE TWO. If the Cash Value of the Policy equals $60,000, the Minimum Amount Insured would be $150,000 ($60,000 x 250%). The resulting Death Benefit would be $150,000 since the Death Benefit is the greater of the Stated Amount ($100,000) or the Minimum Amount Insured ($150,000).

OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment performance of the applicable Investment Options and will generally be equal to the Stated Amount plus the Cash Value of the Policy (determined on the date of the second Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 250% of the Cash Value).

EXAMPLE ONE. If the Cash Value of the Policy equals $10,000, the Minimum Amount Insured would be $25,000 ($10,000 x 250%). The Death Benefit ($110,000) would be equal to the Stated Amount ($100,000) plus the Cash Value ($10,000), unless the Minimum Amount Insured ($25,000) was greater.

EXAMPLE TWO. If the Cash Value of the Policy equals $100,000, then the Minimum Amount Insured would be $250,000 ($100,000 x 250%). The resulting Death Benefit would be $250,000 because the Minimum Amount Insured ($250,000) is greater than the Stated Amount plus the Cash Value ($100,000 + $100,000 = $200,000).

PAYMENT OF PROCEEDS

Death Benefits are payable within seven days after we receive satisfactory proof of the Second Insured's death. The amount of Death Benefit paid will be adjusted to reflect any Policy loan, any Monthly Deductions Amount due but unpaid, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment".) If no beneficiary is living when both Insureds have died, the Death Benefit will be paid to the Policy Owner, if living, otherwise, the Death Benefit will be paid to the Policy Owner's estate.

Subject to state law, if one or both of the Insureds commit suicide within two years following the Issue Date, limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion.") In addition, if the Second Insured dies during the 31-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due against the Cash Value of the Policy, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Cash Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)

PAYMENT OPTIONS

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects one of the Company's payment options. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment performance of the Investment Options.

     The following payment options are available under the Policy:

     OPTION 1 -- Payments of a Fixed Amount

     OPTION 2 -- Payments for a Fixed Period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $100, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                               MATURITY BENEFITS
--------------------------------------------------------------------------------

If at least one Insured is living on the Maturity Date, the Company will pay you the Policy's Cash Value, less any outstanding Policy loan or unpaid Deduction Amount. You must surrender the Policy to us before we make a payment. We will have no further obligations under the Policy.


The following riders may not be available in all jurisdictions.


MATURITY EXTENSION RIDER


On the policy anniversary in the year in which the younger Insured reaches age 99, and at any time during the twelve months thereafter, you may request that coverage be extended beyond the Maturity Date (the "Maturity Extension Benefit"). This Maturity Extension Benefit may not be available in all jurisdictions. If we receive such a request before the Maturity Date, the Policy will continue until the earlier of the Second Insured's death or the date on which you request that the Policy terminate. When the Maturity Extension Benefit ends, a Death Benefit consisting of the Cash Value less any loan outstanding will be paid. The Death Benefit is based on the experience of the Investment Options selected and is not guaranteed. After the Maturity Date, periodic Deduction Amounts will no longer be charged against the Cash Value and additional premiums will not be accepted. This Rider is available for Issue Ages 81-85.


We intend that the Policy and the Maturity Extension Rider will be considered life insurance for tax purposes. The Death Benefit is designed to comply with
Section 7702 of the Internal Revenue Code of 1986, as amended, or other equivalent section of the Code. However, the Company does not give tax advice, and cannot guarantee that the Death Benefit and Cash Value will be exempt from any future tax liability. The tax results of any benefits under the Maturity Extension provision depend upon interpretation of the Internal Revenue Code. You should consult your own personal tax adviser prior to the exercise of the Maturity Extension Rider to assess any potential tax liability.

COVERAGE EXTENSION RIDER


The Coverage Extension rider allows coverage to be extended beyond the maturity date as long as there is cash value in the contract. Upon request from the owner, the Company will continue to keep the Policy in force until the Second Death or the earlier request for payment of the full cash surrender value, as defined by this rider. The death benefit will equal the Amount Insured, less any outstanding loans. It can be selected only from the policy anniversary when the younger Insured is age 99 to maturity date. Any monthly deduction amounts due must be paid upon maturity for this rider to take effect. There is no charge for this rider, however, the rider is available only if each Insured's issue age is 80 or less.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for service and benefits we provide, costs and expenses we incur, and risks we assume under the Policies. Services and benefits we provide include:

- the ability for you to make withdrawals and surrenders under the Policies;

- the ability for you to obtain a loan under the Policies;

- the death benefit paid on the Second Death;

- the available Investment Options and related programs (including dollar-cost averaging and portfolio rebalancing);

- administration of the various elective options available under the Policies;
  and

- the distribution of various reports to policy owners.

Costs and expenses we incur include:

- expenses associated with underwriting applications, increases in the Stated Amount, and riders;

- losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;

- sales and marketing expenses including commission payments to your sales agent; and

- other costs of doing business.

Risks we assume include:

- that the Insureds may live for a shorter period of time than estimated resulting in the payment of greater death benefits than expected; and

- that the costs of providing the services and benefits under the Policies will exceed the charges deducted.


The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the Surrender Charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We also may profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.


CHARGES AGAINST PREMIUM


FRONT-END SALES CHARGE. When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge of 2.5% of the Premium Payment. Additional charges may be assessed upon any full or partial surrender. (See "Surrender Charges.")


STATE PREMIUM TAX CHARGE. A charge of 2.25% of each premium payment will be deducted for state premium taxes (tax charge back in Oregon) (except for Policies issued in the Commonwealth of Puerto Rico where no premium tax is deducted). These taxes owed by the Company vary from state to state and currently range from 0.75% to 3.5%; 2.25% is an average. Because there is a range of premium taxes, a Policy Owner may pay a premium tax charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction.

DEFERRED ACQUISITION COST CHARGE. A charge of 1.25% of each premium payment will be deducted, which compensates the Company for expenses associated with its federal income tax liability relating to its receipt of premium.

The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

MONTHLY DEDUCTION AMOUNT

We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options values attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Policy Administrative Expense Charge, and Charges for any Supplemental Benefit Provisions. These are described below:


COST OF INSURANCE CHARGE. The Cost of Insurance Charge is a significant charge under your policy because it is the primary charge for the death benefit we provide you. We determine the Cost of Insurance in a manner that reflects the anticipated mortality of the Insureds. Because the Cost of Insurance depends on a number of factors (age, gender (where applicable), policy duration), the cost will vary from policy to policy. The amount of the Cost of Insurance deduction also depends on the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually.



POLICY ADMINISTRATIVE EXPENSE CHARGE. For the first six Policy Years, an administrative charge is deducted monthly from the Policy's Cash Value. This charge also applies to increases in the Stated Amount (excluding increases due to the scheduled increase option rider, the Cost of Living Adjustment Rider and increases in Stated Amounts due to Death Benefit Option changes). This charge is used to cover expenses associated with issuing the Policy. The amount charged varies by issue age and will be stated in the Policy. Additionally, there is a monthly $20.00 charge for Stated Amounts less than $750,000 until the Maturity Date which is used to cover expenses associated with maintaining the policy.


CHARGES FOR SUPPLEMENTAL BENEFIT PROVISIONS. The Company will include a supplemental benefits charge in the Monthly Deduction Amount if you have elected any supplemental benefit provision for which there is a charge. The amount of this charge will vary depending upon the actual supplemental benefits selected.

CHARGES AGAINST THE SEPARATE ACCOUNT


MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge for mortality and expense risks. This charge is at an annual rate of 0.80% of the assets in the Investment Options for the first fifteen (15) Policy Years, and 0.35% of the assets in the Investment Options thereafter. This charge compensates us for various risks assumed, benefits provided and expenses incurred.


ADMINISTRATIVE EXPENSE CHARGE. We deduct a daily charge for administrative expenses incurred by the Company. The charge equals on an annual basis 0.10% of the amounts in the Investment Options for the first fifteen (15) Policy Years and 0% thereafter.

UNDERLYING FUND EXPENSES

When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the Underlying Funds are described in the individual Underlying Fund prospectuses. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.

SURRENDER CHARGES


A contingent surrender charge may apply under the Policy. The charge, calculated as a Per Thousand of Stated Amount Charge equals a specified amount for each $1,000 of Stated Amount. The maximum surrender charge is included in each Policy. The charges are in compliance with each state's nonforfeiture law. These surrender charges apply during the first 15 Policy Years (subject to state law) (or the first 15 years (subject to state law) following an increase in Stated Amount other than an increase due to a scheduled increase option rider cost of living adjustment rider or a change in Death Benefit option). The charge applies to a full or partial surrender of the Policy.


The Per Thousand of Stated Amount Charge varies by original issue ages, sexes and smoker/ nonsmoker status, and the issue ages of the Insureds.


The charge decreases by 1/15 (approximately 6.6%) each year over the fifteen-year period. For example, for a 65-year-old male nonsmoker and a 65-year-old female nonsmoker with a Stated Amount of $1,000,000, the maximum charge in the first year is $39.99 for each $1,000 of Stated Amount, or $39,990.00. The charge decreases 1/15, or approximately $2.67, each year, so in the fifth year, it is $29.32 for each $1,000 of Stated Amount, or $29,320.00; in the fifteenth year, it is $2.67 for each $1,000 of stated amount, or $2,670.00. As an extreme example, for a 70-year-old female smoker and a 70-year-old female smoker with a Stated Amount of $1,000,000, the maximum charge in the first year is $44.90 for each $1,000 of Stated Amount (subject to state law). The charge decreases 1/15 each year.


This charge is designed to compensate the Company for administrative expenses not covered by other administrative charges. This charge may be reduced or eliminated when sales are made under certain arrangements. (See "Reduction or Elimination of Sales Charges and Administrative Charges" below.)

TRANSFER CHARGE


There is currently no charge for transfers between Investment Options. Further restrictions on transfers are described in the Policy Benefits and Rights section.


REDUCTION OR ELIMINATION OF CHARGES

We may offer the Policy in arrangements where an employer or trustee will own a group of policies on the lives of certain employees, or in other situations where groups of policies will be purchased at one time. We may reduce or eliminate the mortality and expense risk charge, sales or surrender charges and administrative charges in such arrangements to reflect the reduced sales expenses, administrative costs and/or mortality and expense risks expected as a result of sales to a particular group.

We will not reduce or eliminate the withdrawal charge, mortality and expense risk charge or the administrative charge if the reduction or elimination will be unfairly discriminatory to any person.

                       THE SEPARATE ACCOUNT AND VALUATION
--------------------------------------------------------------------------------

THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE (FUND UL)

The Travelers Fund UL for Variable Life Insurance was established on November 10, 1983 under the insurance laws of the state of Connecticut. It is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

The assets of Fund UL are invested exclusively in shares of the Investment Options. The operations of Fund UL are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL will be held for the exclusive benefit of Policy Owners. The assets held in Fund UL are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

All investment income of and other distributions to each Investment Option are reinvested in shares of the corresponding Underlying Fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the Underlying Fund in connection with premium payments allocated according to the Policy Owners' directions, and redeems Underlying Fund shares to meet Policy obligations. We will also make adjustments in reserves, if required. The Company is required to redeem Underlying Fund shares from the Investment Options at net asset value and to make payment within seven days.

HOW THE CASH VALUE VARIES. We calculate the Policy's Cash Value each day the New York Stock Exchange is open for trading (a "Valuation Date"). A Policy's Cash Value reflects a number of factors, including premium payments, partial surrenders, loans, Policy charges, and the investment performance of the Investment Option(s) chosen. The Policy's Cash Value on a Valuation Date equals the sum of all Accumulation Units multiplied by the Accumulation Unit Value for each Investment Option chosen, plus the Loan Account Value.

The Separate Account purchases shares of the Underlying Funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each Underlying Fund, and reinvests in additional shares of that Underlying Fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the Underlying Fund. The Separate Account will redeem Underlying Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

In order to determine Cash Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each Valuation Date we receive the written request, or payment in good order, at our Home Office.

ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each Valuation Date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the Underlying Fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's Valuation Date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.)

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment performance.

NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends on the net rate of return for the corresponding Underlying Fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at 4:00 p.m. Eastern time, and ending at 4:00 p.m. Eastern time on the next Valuation Date). The net rate of return reflects the investment performance of the Investment Option, includes any dividends or capital gains distributed, and is net of the Separate Account charges.

                             CHANGES TO THE POLICY
--------------------------------------------------------------------------------

GENERAL

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:

     - increases in the stated amount of insurance;


     - changing the death benefit from Option 1 to Option 2 (subject to state law)


WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:

     - decreases in the stated amount of insurance

     - changing the death benefit from Option 2 to Option 1

     - changes to the way your premiums are allocated (Note: with proper authorization on file, you can also make these changes by telephone)

     - changing the beneficiary (unless irrevocably named)

Written requests for changes should be sent to the Company's Home Office at One Tower Square, Hartford, Connecticut, 06183. The Company's telephone number is
(860) 277-0111.

CHANGES IN STATED AMOUNT


A Policy Owner may request an increase after the first policy year ($100,000 minimum increase) or decrease after the second policy year in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $100,000. The request must be made in writing and, for increases only, while both Insureds are under age 85. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:


     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.


For increases in the Stated Amount, we will require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is an additional Policy Administrative Charge and a Per Thousand of Stated Amount Surrender Charge associated with a requested increase in Stated Amount. A proportional surrender charge applies for requested decreases in Stated Amount. The charge is determined by dividing the amount of the decrease by the total Stated Amount and multiplying by the full surrender charge.


CHANGES IN DEATH BENEFIT OPTION

Provided both Insureds are alive, you may change the Death Benefit option from Option 1 to Option 2. If at least one of the Insureds is alive, you may request a change from Option 2 to Option 1. All requests must be made in writing. There is no direct tax consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution which is included in your gross income. The Cost of Insurance Charge which is based on the Net Amount At Risk may be different in the future. A change from Option 1 to Option 2 will not be permitted if the change results in a Stated Amount of less than $100,000. Subject to state law, a change from Option 1 to Option 2 is also subject to underwriting.

                          ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION


The Company may not contest the validity of the Policy after it has been in effect during the lifetime of at least one of the Insureds for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if one or both of the Insureds commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender and (ii) the amount of any outstanding Policy loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law) and if the policy is reinstated, the two year period will be measured from the date of reinstatement.


MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

VOTING RIGHTS

The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.

DISREGARD OF VOTING INSTRUCTIONS

When permitted by state insurance regulatory authorities, we may disregard voting instructions if the instructions would cause a change in the investment objective or policies of the Separate Account or an Investment Option, or if it would cause the approval or disapproval of an investment advisory Policy of an Investment Option. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of any Investment Options which are initiated by a Policy Owner if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or prohibited by state regulatory authorities, or if we determine that the change would have an adverse effect on our general account (i.e., if the proposed investment policy for an Investment Option may result in overly speculative or unsound investments.) If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Policy Owners.

                                 OTHER MATTERS
--------------------------------------------------------------------------------

STATEMENTS TO POLICY OWNERS

We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:

     - the Stated Amount and the Cash Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);

     - the date and amount of each Premium Payment;

     - the date and amount of each Monthly Deduction;


     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the outstanding Loan;


     - the date and amount of any partial surrenders and the amount of any partial surrender charges;

     - the annualized cost of any supplemental benefits purchased under the Policy; and

     - a reconciliation since the last report of any change in Cash Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

SUSPENSION OF VALUATION

We reserve the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

DIVIDENDS

No dividends will be paid under the Policy.

MIXED AND SHARED FUNDING


It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the Underlying Funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Underlying Funds' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Underlying Funds' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined mutual fund. Please consult the prospectuses of the Underlying Funds for additional information.

DISTRIBUTION

The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. The Policies will be sold by life insurance sales representatives who are registered representatives of the Company or certain other registered broker-dealers.

The maximum commission payable by the Company for distribution to the broker-dealer will not exceed 99% of the target premium and 5.0% of the excess premium paid in the first contract year. The maximum commission payable will not exceed 5.0% of the annual renewal premium paid in contract years 2-10 and will not exceed 4% of the annual renewal premium paid after contract year 10. In addition, Tower Square Securities, Inc., an affiliate of the Company, receives additional incentive payments from the Company relating to its sale of the Contracts. From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

Any sales representative or employee will have been qualified to sell variable life insurance Policies under applicable federal and state laws. Each broker/dealer is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and all are members of the National Association of Securities Dealers, Inc. Travelers Distribution LLC, One Tower Square, Hartford, CT an affiliated company, serves as principal underwriter of the Policies.

LEGAL PROCEEDINGS AND OPINION


There are no pending material legal proceedings affecting the Separate Account. There is one material legal proceeding affecting the Company. In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.


Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well as the organization of the Company, its authority to issue variable life contracts under Connecticut law and the validity of the forms of the variable life contracts under Connecticut law, have been reviewed by the Deputy General Counsel of the Company.

EXPERTS


The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.


The financial statements of The Travelers Fund UL for Variable Life Insurance as of December 31, 2000 and for each of the years in the three-year period ended December 31, 2000 have been included herein and in the registration statement in reliance upon the report of KPMG LLP independent certified public accountants appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the Code sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Underlying Fund, it intends to monitor the investments of the Underlying Fund to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the Separate Accounts used to support their contract. In those circumstances, income and gains from the Separate Account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has additional flexibility in allocating payments and cash values. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and cash value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Cash Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Treatment of Policy Benefits." Furthermore, no part of the investment growth of the Cash Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Treatment of Policy Benefits."

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS

Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner. However, the treatment of loans taken after the 15th Policy Year, is unclear; such loans might be considered a withdrawal instead of indebtedness for federal tax purposes.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.) Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax on the earnings or the realized capital gains attributable to Fund UL. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL under future tax law.

                                  THE COMPANY
--------------------------------------------------------------------------------

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for the Separate Account assets. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL may not be transferred without notice to and consent of Policy Owners.

The Company is an indirect wholly owned subsidiary of Citigroup Inc., a financial services holding company. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number
(860) 277-0111.

The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

                                   MANAGEMENT
--------------------------------------------------------------------------------

DIRECTORS OF THE TRAVELERS INSURANCE COMPANY

The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Citigroup include, prior to December 31, 1993, Primerica Corporation or its predecessors, and prior to October 8, 1998, Travelers Group Inc.

                             DIRECTOR
     NAME AND POSITION        SINCE                       PRINCIPAL BUSINESS
     -----------------       --------                     ------------------
George C. Kokulis..........    1996     President and Chief Executive Officer since April
                                        2000,
Director                                Executive Vice President (July/1999 to March/2000),
                                        Senior Vice President (1995-1999), Vice President
                                        (1993-1995) of The Travelers Insurance Company.

William R. Hogan...........    2001     Senior Vice President of The Travelers Insurance
Director                                Company since June 2000; Senior Vice President and
                                        Actuary (1996-1997) Actuary (1991-1996), Assistant
                                        Actuary (1988-1991) of the Travelers Insurance
                                        Company.


Glenn D. Lammey............    2000     Executive Vice President since May 2000, and Chief
Director                                Financial Officer, Chief Accounting Officer and
                                        Controller since March 2000 of The Travelers Insurance
                                        Company; Executive Vice President, Claim Services
                                        (1997-2000), Senior Vice President (1996-1997) of
                                        Travelers Property Casualty Corp.; Vice President and
                                        Chief Financial Officer (1992) Personal Lines of The
                                        Travelers Insurance Company.

Marla Berman Lewitus.......    2000     Senior Vice President and General Counsel since August
Director                                1999 of The Travelers Insurance Company; Associate
                                        General Counsel (1998-1999), Assistant General Counsel
                                        (1995-1998), Senior Counsel (1991-1995) of Citigroup
                                        Inc.

---------------
* Principal business address: Citigroup Inc., 153 East 53rd St., New York, New York 10043

SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY

The following are the Senior Officers of The Travelers Insurance Company, other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.


                NAME                      POSITION WITH INSURANCE COMPANY
                ----                      -------------------------------
Mary Jean Thornton...................  Executive Vice President and
                                       Chief Information Officer
Stuart Baritz........................  Senior Vice President
William H. Heyman*...................  Senior Vice President
Brendan Lynch........................  Senior Vice President
Warren H. May........................  Senior Vice President
Laura Pantaleo.......................  Senior Vice President
Kathleen A. Preston..................  Senior Vice President

                NAME                      POSITION WITH INSURANCE COMPANY
                ----                      -------------------------------
Robert J. Price*.....................  Senior Vice President
David A. Tyson.......................  Senior Vice President
F. Denney Voss*......................  Senior Vice President

---------------

* Principal business address: 399 Park Avenue, New York, New York 10043


Information relating to the management of the Underlying Funds is contained in the applicable prospectuses.

                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------


The following chart illustrates the surrender charges and Monthly Deduction Amounts that would apply under a Policy based on the assumptions listed below. Surrender charges and Monthly Deductions Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of Insurance rates go up each year as the Insured becomes a year older.



Male, Age 65                          Female, Age 65        Face Amount: $1,000,000
Preferred Non-smoker                  Preferred Non-smoker  Level Death Benefit Option
Annual Premium: $10,050.89                                  Current Charges
Hypothetical Gross Annual Investment
Rate of Return: 8%

                                                     TOTAL MONTHLY DEDUCTION
                                                       FOR THE POLICY YEAR
                                                    --------------------------
                         CUMULATIVE                             ADMINISTRATIVE
           CUMULATIVE     SALES AND                  COST OF     CHARGES AND
  POLICY      GROSS      PREMIUM TAX   SURRENDER    INSURANCE      MONTHLY
   YEAR      PREMIUM       CHARGES      CHARGES      CHARGES    POLICY CHARGES
  ------   ----------    -----------   ---------    ---------   --------------

   1       $ 10,050.89    $  603.05    $39,990.00   $  143.26      $963.05

   2       $ 20,101.78    $1,206.11    $37,320.00   $  454.30      $963.05

   3       $ 30,152.67    $1,809.16    $34,650.00   $  809.84      $963.05

   5       $ 50,254.45    $3,015.27    $29,320.00   $1,674.93      $963.05

   10      $100,508.90    $6,030.53    $15,990.00   $4,714.02      $603.05



Hypothetical results shown above are illustrative only and are based on the Hypothetical Gross Annual Investment Rate of Return shown above. This Hypothetical Gross Annual Investment Rate of Return should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than shown. No representations can be made that the hypothetical rates assumed can be achieved for one year or sustained over a period of time.


                                 ILLUSTRATIONS
--------------------------------------------------------------------------------

The following pages are intended to illustrate how the Cash Value, Cash Surrender Value and Death Benefit can change over time for Policies issued to a 65 year old male and a 65 year old female. The difference between the Cash Value and the Cash Surrender Value in these illustrations represents the Surrender Charge that would be incurred upon a full surrender of the Policy. The illustrations assume that premiums are paid as indicated, no Policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

One example illustrates that the maximum Guaranteed Cost of Insurance Rates, the monthly administrative charge, mortality and expense risk charge, and administrative expense charge allowable under the Policy are charged in all years. The other example illustrates that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance

Rates charged vary by age, sex and underwriting classification, and the monthly administrative charge varies by age, amount of insurance and smoker/non-smoker classification for current charges. The illustrations reflect a deduction of 6% from each annual premium for premium tax (2.25%), front end sales charge (2.5%) and DAC tax (1.25%).

The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first fifteen Policy Years, the current and guaranteed charges consist of 0.80% for mortality and expense risks, 0.10% for administrative expenses, and 0.82% for Underlying Fund expenses and thereafter, 0.35% for mortality and expense risks, 0.00% for administrative expenses, and 0.82% for Underlying Fund expenses.

The charge for Underlying Fund expenses reflected in the illustrations assumes that Cash Value is allocated equally among all Investment Options and is an arithmetic average of the investment advisory fees and other expenses charged by each of the available Investment Options during the most recent audited calendar year. The Underlying Fund expenses for some of the Underlying Funds reflect an expense reimbursement agreement currently in effect, as shown in the Policy prospectus summary. Although these reimbursement arrangements are expected to continue in subsequent years, the effect of discontinuance could be higher expenses charged to Policy Owners.


After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.72, 4.28, and 10.28, respectively on a current and guaranteed basis during the first fifteen Policy Years, and to approximate net annual rates of -1.17, 4.83, and 10.83, respectively on a current and guaranteed basis thereafter.


The actual charges under a Policy for expenses of the Underlying Funds will vary from year to year and will depend on the actual allocation of Cash Value and may be higher or lower than those illustrated.

The illustrations do not reflect any charges for federal income taxes against Fund UL, since the Company is not currently deducting such charges from Fund UL. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Account Values and Cash Surrender Values illustrated.

Under normal circumstances, the Company, through its agent will provide you a comparable illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show the weighted average Underlying Fund expenses, arithmetic average Underlying Fund expenses and/or the actual Underlying Fund expenses depending upon what you request. An explanation of how the Underlying Fund expenses are calculated will appear on the illustration. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                         VARIABLE SURVIVORSHIP LIFE II
                           LEVEL DEATH BENEFIT OPTION
                      ILLUSTRATED WITH GUARANTEED CHARGES


Male Preferred Nonsmoker Age 65 and Female Preferred Nonsmoker Age 65

Stated Amount 1,000,000
Annual Premium $10,050.89

        TOTAL
       PREMIUMS             DEATH BENEFIT                    CASH VALUE            CASH SURRENDER VALUE
       WITH 5%    ---------------------------------   ------------------------   ------------------------
YEAR   INTEREST      0%          6%          12%        0%       6%      12%       0%       6%      12%
----   --------   ---------   ---------   ---------   ------   ------   ------   ------   ------   ------

 1      10,553    1,000,000   1,000,000   1,000,000    8,618    9,345    9,709        0        0        0

 2      21,635    1,000,000   1,000,000   1,000,000   16,370   18,529   19,653        0        0        0

 3      33,270    1,000,000   1,000,000   1,000,000   23,115   27,383   29,697        0        0      517

 4      45,487    1,000,000   1,000,000   1,000,000   28,700   35,716   39,681    1,760    8,776   12,741

 5      58,314    1,000,000   1,000,000   1,000,000   32,942   43,291   49,397    8,252   18,601   24,707

 6      71,784    1,000,000   1,000,000   1,000,000   35,600   49,803   58,564   13,150   27,353   36,114

 7      85,926    1,000,000   1,000,000   1,000,000   36,711   55,215   67,175   16,511   35,015   46,975

 8     100,776    1,000,000   1,000,000   1,000,000   35,485   58,638   74,357   17,525   40,678   56,397

 9     116,368    1,000,000   1,000,000   1,000,000   31,382   59,384   79,428   15,672   43,674   63,718

10     132,740    1,000,000   1,000,000   1,000,000   23,773   56,627   81,549   10,303   43,157   68,079

15     227,728            0           0   1,000,000        0        0    4,388        0        0    2,148

20     348,959            0           0           0        0        0        0        0        0        0

                         VARIABLE SURVIVORSHIP LIFE II
                           LEVEL DEATH BENEFIT OPTION
                        ILLUSTRATED WITH CURRENT CHARGES

Male Preferred Nonsmoker Age 65 and Female Preferred Nonsmoker Age 65

Stated Amount 1,000,000
Annual Premium $10,050.89

        TOTAL
       PREMIUMS             DEATH BENEFIT                     CASH VALUE              CASH SURRENDER VALUE
       WITH 5%    ---------------------------------   --------------------------   --------------------------
YEAR   INTEREST      0%          6%          12%        0%       6%        12%       0%       6%        12%
----   --------   ---------   ---------   ---------   ------   -------   -------   ------   -------   -------

 1      10,553    1,000,000   1,000,000   1,000,000    8,787     9,521     9,888        0         0         0

 2      21,635    1,000,000   1,000,000   1,000,000   17,114    19,318    20,465        0         0         0

 3      33,270    1,000,000   1,000,000   1,000,000   24,943    29,363    31,756        0       183     2,576

 4      45,487    1,000,000   1,000,000   1,000,000   32,231    39,620    43,782    5,291    12,680    16,842

 5      58,314    1,000,000   1,000,000   1,000,000   38,930    50,046    56,565   14,240    25,356    31,875

 6      71,784    1,000,000   1,000,000   1,000,000   45,011    60,617    70,151   22,561    38,167    47,701

 7      85,926    1,000,000   1,000,000   1,000,000   50,766    71,643    84,937   30,566    51,443    64,737

 8     100,776    1,000,000   1,000,000   1,000,000   55,783    82,730   100,622   37,823    64,770    82,662

 9     116,368    1,000,000   1,000,000   1,000,000   60,010    93,827   117,256   44,300    78,117   101,546

10     132,740    1,000,000   1,000,000   1,000,000   63,397   104,888   134,903   49,927    91,418   121,433

15     227,728    1,000,000   1,000,000   1,000,000   67,204   159,267   243,043   64,964   157,027   240,803

20     348,959    1,000,000   1,000,000   1,000,000   47,854   215,757   412,832   47,854   215,757   412,832

These hypothetical rates of return are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors. The Cash Values and Cash Surrender Values will be different from those shown if the actual rates of return averaged 0%, 6% or 12% over a period of years but fluctuated above or below the average for individual contract years. No representation can be made that these rates of return can be achieved for any one year or sustained over a period of time.

                                   APPENDIX A
--------------------------------------------------------------------------------

                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, we may show investment performance for the Investment Options, the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.

For Investment Options of Fund UL that invest in Underlying Funds that were in existence prior to the date on which the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Underlying Funds will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Fund UL during the period shown.

The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Underlying Funds. The chart reflects the guaranteed maximum .80% mortality and expense risk charge and .10% administrative expense risk charge. The rates of return do not reflect the front-end sales charge or the state premium tax charge (both of which are deducted from premium payments) nor do they reflect surrender charges, DAC charge or Monthly Deduction Amounts. These charges would reduce the average annual return reflected.

The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. See "Charges and Deductions" for more information regarding fees assessed under the Policy. For illustrations of how these charges affect Cash Values and Death Benefits, see "Illustrations." The performance information described in this prospectus may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.

The table below shows the net annual rates of return for accumulation units of Investment Options available through the Variable Survivorship Life II Policy.

                   AVERAGE ANNUAL RETURNS THROUGH 12/31/2000

                                                                                               FUND
                                                                                             INCEPTION
UNDERLYING INVESTMENT OPTIONS              YTD      1 YEAR    3 YEAR    5 YEAR    10 YEAR      DATE
-----------------------------             ------    ------    ------    ------    -------    ---------
DOMESTIC STOCK FUNDS:
AIM Capital Appreciation Portfolio        -17.35%   -17.35%    10.85%   11.44%        --     10/10/95
Alliance Growth Portfolio                 -21.44%   -21.44%     9.58%   16.28%        --     06/16/94
Alliance Premier Growth Port-Class B      -17.50%   -17.50%    16.46%   20.51%        --     06/26/92
American Growth Fund -- Class 2             3.48%     3.48%    29.18%   25.40%     20.95%    02/08/84
American Growth-Income Fund-Class 2         6.92%     6.92%    11.24%   14.94%     14.41%    02/28/85
Ayco Large Cap Growth Fund I                  --        --        --       --         --     11/29/00
Capital Appreciation Fund (Janus)         -26.89%   -26.89%    21.20%   23.02%     20.28%    03/18/82
Deutsche VIT Small Cap Index Fund          -9.00%    -9.00%     1.63%      --         --     08/25/97
Dreyfus VIF Small Cap Portfolio            12.29%    12.29%     9.46%   11.89%     33.21%    08/31/90
Equity Income Portfolio (Fidelity)          8.13%     8.13%     7.76%      --         --     08/30/96
Fidelity VIPII Contrafund
  Portfolio -- Svc                        -10.70%   -10.70%    12.31%   15.97%        --     01/31/95
Franklin Small Cap Fund -- Class 2         22.27%    22.27%       --       --         --     05/01/98
Janus A.S. Aggressive Growth -- Svc Shr   -37.78%   -37.78%    22.73%   17.13%        --     09/13/93
Large Cap Portfolio (Fidelity)            -15.34%   -15.34%    13.41%      --         --     08/30/96

                                                                                               FUND
                                                                                             INCEPTION
UNDERLYING INVESTMENT OPTIONS              YTD      1 YEAR    3 YEAR    5 YEAR    10 YEAR      DATE
-----------------------------             ------    ------    ------    ------    -------    ---------
MFS Mid Cap Growth Portfolio                8.36%     8.36%       --       --         --     03/23/98
Putnam VT Voyager II Fund -- Class 1B         --        --        --       --         --     09/29/00
Smith Barney Aggressive Growth Port        18.07%    18.07%    36.93%   27.16%     22.21%    12/31/85
Smith Barney Equity Index Class I         -12.47%   -12.47%    10.08%   16.62%        --     10/16/91
Smith Barney Fundamental Value Port        17.12%    17.12%    13.73%   15.87%        --     10/16/91
Smith Barney Large Cap Growth Port         -9.89%    -9.89%       --       --         --     05/06/98
Smith Barney Large Cap Value Port          10.25%    10.25%     5.93%   12.07%        --     06/16/94
Van Kampen Emerging Growth Portfolio      -10.96%   -10.96%    34.78%   27.52%        --     07/03/95
INTERNATIONAL STOCK FUNDS:
American Global Growth Fund-Class 2       -19.57%   -19.57%    19.82%      --         --     04/30/97
Credit Suisse Warburg Pincus Emerging
  Markets Port                            -32.31%   -32.31%     0.41%      --         --     12/31/97
Deutsche VIT EAFE Equity Index Fund       -17.84%   -17.84%     7.76%      --         --     08/22/97
Janus A.S. Global Technology -- Svc Shr       --        --        --       --         --     01/18/00
Janus A.S. Worldwide Growth -- Svc Shr    -19.18%   -19.18%    18.92%   20.90%        --     09/13/93
Putnam VT Int'l Growth Fund -- Class 1B   -10.47%   -10.47%    18.50%      --         --     01/02/97
Smith Barney Int'l All Cap Growth           6.25%     6.25%    10.86%   12.60%     14.61%    02/18/86
DOMESTIC BOND FUNDS:
PIMCO Total Return Bond Portfolio           9.29%     9.29%     4.40%      --         --     12/31/97
Putnam Diversified Income Portfolio        -0.67%    -0.67%    -0.27%    2.52%        --     06/16/94
Smith Barney High Income Portfolio         -8.66%    -8.66%    -2.61%    3.15%        --     06/16/94
Travelers Convertible Bond Portfolio       11.49%    11.49%       --       --         --     05/01/98
Travelers U.S. Government Securities       14.66%    14.66%     5.92%    5.92%        --     01/24/92
BALANCED FUNDS:
MFS Total Return Portfolio                 14.96%    14.96%     8.93%   11.91%        --     06/16/94
Travelers Managed Assets Trust             -4.08%    -4.08%     9.30%   12.00%     11.41%    08/06/82
MONEY MARKET FUND:
Travelers Money Market Portfolio            5.21%     5.21%     4.41%    4.09%      3.46%    10/01/81

The information presented in the above chart represents the percentage change in the value of an accumulation unit of the underlying investment options for the periods indicated, and reflects all expenses of the underlying funds, 0.80% mortality and expense risk charge and 0.10% administrative expense charge against amounts allocated to the underlying funds. The rates of return do not reflect the 2.5% front-end sales charge, 1.25% deferred acquisition cost charge, or the 2.25% state premium tax charge (both of which are deducted from premium payments) nor do they reflect surrender charges or monthly deduction amounts. These charges would reduce the average annual return reflected.

(1) An investment in Money Market Portfolio is neither insured nor guaranteed by the United States Government. There is no assurance that a stable $1.00 value will be maintained.

                            HYPOTHETICAL EXAMPLE(1)
  Male Preferred NonSmoker Age 65 and Female Preferred Nonsmoker Age 65 with a level death
          benefit of $1,000,000 and an annual investment of $10,050.89

                                                                ONE YEAR                              FIVE YEARS
                                                  ------------------------------------   ------------------------------------
                                                    TOTAL      ACCUMULATED   SURRENDER     TOTAL      ACCUMULATED   SURRENDER
         UNDERLYING INVESTMENT OPTIONS            INVESTMENT      VALUE        VALUE     INVESTMENT      VALUE        VALUE
         -----------------------------            ----------   -----------   ---------   ----------   -----------   ---------
DOMESTIC STOCK FUNDS:
AIM Capital Appreciation Portfolio                  10,051        7,361           0        50,254       57,841       33,151
Alliance Growth Portfolio                           10,051        6,982           0        50,254       66,876       42,186
Alliance Premier Growth Port-Class B                10,051        7,347           0        50,254       75,741       51,051
American Growth Fund -- Class 2                     10,051        9,292           0        50,254       87,227       62,537
American Growth-Income Fund -- Class 2              10,051        9,611           0        50,254       64,261       39,571
Ayco Large Cap Growth Fund I                           N/A          N/A         N/A           N/A          N/A          N/A
Capital Appreciation Fund (Janus)                   10,051        6,478           0        50,254       81,463       56,773
Deutsche VIT Small Cap Index Fund                   10,051        8,135           0           N/A          N/A          N/A
Dreyfus VIF Small Cap Portfolio                     10,051       10,110           0        50,254       58,634       33,944
Equity Income Portfolio (Fidelity)                  10,051        9,723           0           N/A          N/A          N/A
Fidelity VIPII Contrafund Portfolio -- Svc          10,051        7,977           0        50,254       66,263       41,573
Franklin Small Cap Fund -- Class 2                  10,051       11,037           0           N/A          N/A          N/A
Janus A.S. Aggressive Growth -- Svc Shr             10,051        5,472           0        50,254       68,582       43,892
Large Cap Portfolio (Fidelity)                      10,051        7,547           0           N/A          N/A          N/A
MFS Mid Cap Growth Portfolio                        10,051        9,745           0           N/A          N/A          N/A
Putnam VT Voyager II Fund -- Class 1B                  N/A          N/A         N/A           N/A          N/A          N/A
Smith Barney Aggressive Growth Port                 10,051       10,646           0        50,254       91,709       67,019
Smith Barney Equity Index Class I                   10,051        7,813           0        50,254       67,554       42,864
Smith Barney Fundamental Value Port                 10,051       10,558           0        50,254       66,067       41,377
Smith Barney Large Cap Growth Port                  10,051        8,052           0           N/A          N/A          N/A
Smith Barney Large Cap Value Port                   10,051        9,920           0        50,254       58,954       34,264
Van Kampen Emerging Growth Portfolio                10,051        7,953           0        50,254       92,650       67,960
INTERNATIONAL STOCK FUNDS:
American Global Growth Fund -- Class 2              10,051        7,156           0           N/A          N/A          N/A
Credit Suisse Warburg Pincus Emerging Markets
  Port                                              10,051        5,977           0           N/A          N/A          N/A
Deutsche VIT EAFE Equity Index Fund                 10,051        7,316           0           N/A          N/A          N/A
Janus A.S. Global Technology-Svc Shr                   N/A          N/A         N/A           N/A          N/A          N/A
Janus A.S. Worldwide Growth -- Svc Shr              10,051        7,192           0        50,254       76,607       51,917
Putnam VT Int'l Growth Fund -- Class 1B             10,051        7,998           0           N/A          N/A          N/A
Smith Barney Int'l All Cap Growth                   10,051        9,549           0        50,254       59,904       35,214
DOMESTIC BOND FUNDS:
PIMCO Total Return Bond Portfolio                   10,051        9,831           0           N/A          N/A          N/A
Putnam Diversified Income Portfolio                 10,051        8,907           0        50,254       43,919       19,229
Smith Barney High Income Portfolio                  10,051        8,166           0        50,254       44,797       20,107
Travelers Convertible Bond Portfolio                10,051       10,035           0           N/A          N/A          N/A
Travelers U.S. Government Securities                10,051       10,330           0        50,254       48,838       24,148
BALANCED FUNDS:
MFS Total Return Portfolio                          10,051       10,358           0        50,254       58,669       33,979
Travelers Managed Assets Trust                      10,051        8,591           0        50,254       58,829       34,139
MONEY MARKET FUND:
Travelers Money Market Portfolio                    10,051        9,452           0        50,254       46,134       21,444

The charges used in the above example consist of a front-end sales charge of 2.5%, a state premium tax charge of 2.25%, a deferred acquisition cost premium charge of 1.25%, the 0.80% mortality and expense risk charge and 0.10% administrative expense charge, all expenses of the underlying funds, and monthly deduction charges including cost of insurance.

The benefits illustrated above may differ from other policies as a results of differences in investment allocation, premium timing and amount, death benefit type, as well as age and underwriting classification of the insured ( which could result in higher cost of insurance ). Because this is a variable universal life insurance policy, actual performance should always be considered in conjunction with the level of death benefit and cash values.

(1) These hypothetical examples show the effect of the performance quoted on the cash values. Performance, loans, and withdrawals will affect the cash value and death benefit of your policy. Since the values of the portfolios will fluctuate, the cash value at any time may be more or less than the total principal investment made, including at the time of surrender of the policy, when surrender charges may apply.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

ANNUAL REPORT
DECEMBER 31, 2000



















                      THE TRAVELERS FUND UL
                      FOR VARIABLE LIFE INSURANCE















   [TRAVELERS INSURANCE LOGO]

   The Travelers Insurance Company
   The Travelers Life and Annuity Company
   One Tower Square
   Hartford, CT  06183

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2000







ASSETS:
 Investments at market value:
   Capital Appreciation Fund, 220,946 shares (cost $14,905,384)..............................   $ 18,119,805
   High Yield Bond Trust, 9,772 shares (cost $91,461)........................................         85,704
   Managed Assets Trust, 326,187 shares (cost $6,060,504)....................................      5,851,797
   Money Market Portfolio, 5,599,950 shares (cost $5,599,950)................................      5,599,950
   American Odyssey Funds, Inc , 35,884 shares (cost $538,824)...............................        611,610
   Deutsche Asset Management VIT Funds, 22,561 shares (cost $274,081)........................        250,894
   Dreyfus Stock Index Fund, 325,707 shares (cost $10,297,273)...............................     11,074,045
   Franklin Templeton Variable Insurance Products Trust, 1,026,874 shares (cost $15,907,039).     15,369,762
   Greenwich Street Series Fund, 84,772 shares (cost $1,573,985).............................      1,949,942
   Janus Aspen Series, 16,670 shares (cost $474,387).........................................        384,360
   The Travelers Series Trust, 393,625 shares (cost $4,523,167)..............................      4,866,971
   Travelers Series Fund Inc , 767,937 shares (cost $14,993,602).............................     15,724,628
   Variable Insurance Products Fund, 1,112,832 shares (cost $29,674,146).....................     31,338,439
   Variable Insurance Products Fund II, 304,002 shares (cost $4,871,461).....................      4,864,030
                                                                                               -------------

     Total Investments (cost $109,785,264)...................................................                    $ 116,091,937

Receivables:
  Dividends..................................................................................                           10,506
  Premium payments and transfers from other Travelers accounts...............................                          122,341
Other assets.................................................................................                              115
                                                                                                              ----------------

     Total Assets............................................................................                      116,224,899
                                                                                                              ----------------


LIABILITIES:
 Payables:
   Contract surrenders and transfers to other Travelers accounts.............................                           22,924
   Insurance charges.........................................................................                           22,914
   Administrative charges....................................................................                            1,979
 Accrued liabilities.........................................................................                              210
                                                                                                              ----------------

     Total Liabilities.......................................................................                           48,027
                                                                                                              ----------------

NET ASSETS:                                                                                                      $ 116,176,872
                                                                                                              ================

                   See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998






                                                                     2000          1999           1998
                                                                     ----          ----           ----
INVESTMENT INCOME:
  Dividends....................................................  $ 10,462,575   $ 5,860,336    $ 5,453,417
                                                                 ------------- -------------  -------------

EXPENSES:
  Insurance charges............................................       867,160       707,393        530,563
  Administrative charges.......................................        72,301        56,164         38,285
                                                                 ------------- -------------  -------------

    Total expenses.............................................       939,461       763,557        568,848
                                                                 ------------- -------------  -------------

      Net investment income....................................     9,523,114     5,096,779      4,884,569
                                                                 ------------- -------------  -------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
  Realized gain (loss) from investment transactions:
    Proceeds from investments sold.............................    27,138,319    21,933,684     20,652,837
    Cost of investments sold...................................    25,793,748    19,227,722     18,056,633
                                                                 ------------- -------------  -------------

      Net realized gain (loss).................................     1,344,571     2,705,962      2,596,204
                                                                 ------------- -------------  -------------

  Change in unrealized gain (loss) on investments:
    Unrealized gain (loss) beginning of year...................    26,205,612    13,494,916      8,096,664
    Unrealized gain (loss) end of year.........................     6,306,673    26,205,612     13,494,916
                                                                 ------------- -------------  -------------

      Net change in unrealized gain (loss) for the year........   (19,898,939)   12,710,696      5,398,252
                                                                 ------------- -------------  -------------

      Net realized gain (loss) and change in unrealized gain
         (loss) ................................................. (18,554,368)   15,416,658      7,994,456
                                                                 ------------- -------------  -------------

  Net increase (decrease) in net assets resulting from
    operations ................................................  $ (9,031,254) $ 20,513,437   $ 12,879,025
                                                                 ============= =============  =============

                        See Notes to Financial Statements

                              THE TRAVELERS FUND UL
                           FOR VARIABLE LIFE INSURANCE

                   STATEMENT OF CHANGES IN NET ASSETS FOR THE
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                                                      2000           1999           1998
                                                                                      ----           ----           ----

OPERATIONS:
  Net investment income.........................................................    $ 9,523,114    $ 5,096,779    $ 4,884,569
  Net realized gain (loss) from investment transactions.........................      1,344,571      2,705,962      2,596,204
  Net change in unrealized gain (loss) on investments...........................    (19,898,939)    12,710,696      5,398,252
                                                                                  -------------- -------------- -------------

    Net increase (decrease) in net assets resulting from operations.............     (9,031,254)    20,513,437     12,879,025
                                                                                  -------------- -------------- -------------

UNIT TRANSACTIONS:
  Participant premium payments
   (applicable to 9,853,423 and 10,017,984 and 12,749,964 units, respectively)..     23,140,642     20,657,234     22,622,231
  Participant transfers from other Travelers accounts
   (applicable to 6,331,656 and 7,423,069 and 8,850,476 units, respectively)....     16,703,183     17,182,307     16,644,515
  Contract surrenders
   (applicable to 6,500,029 and 4,624,266 and 5,653,725 units, respectively)....    (14,744,531)   (10,470,687)   (10,097,307)
  Participant transfers to other Travelers accounts
   (applicable to 9,018,171 and 8,969,541 and 10,422,931 units, respectively)...    (17,206,558)   (18,399,253)   (17,682,682)
  Other payments to participants
   (applicable to 8,893 and 38,160 and 220,614 units, respectively).............        (26,288)      (106,976)      (458,339)
                                                                                  -------------- -------------- -------------

  Net increase in net assets resulting from unit transactions...................      7,866,448      8,862,625     11,028,418
                                                                                  -------------- -------------- -------------

    Net increase (decrease) in net assets.......................................     (1,164,806)    29,376,062     23,907,443

NET ASSETS
  Beginning of year.............................................................    117,341,678     87,965,616     64,058,173
                                                                                  -------------- -------------- -------------

  End of year...................................................................  $ 116,176,872  $ 117,341,678   $ 87,965,616
                                                                                  ============== ============== =============

                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

The Travelers Fund UL for Variable Life Insurance ("Fund UL") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable life insurance contracts issued by The Travelers. Fund UL is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Travelers interest in the net assets of Fund UL was $1,386,448 at December 31, 2000. Fund UL is comprised of InVest, The Travelers MarketLife, Travelers Variable Survivorship Life, The Travelers Variable Life Accumulator and The Travelers Variable Life products.

Participant premium payments applied to Fund UL are invested in one or more sub-accounts in accordance with the selection made by the owner. As of December 31, 2000, the investments comprising Fund UL were: Capital Appreciation Fund; High Yield Bond Trust; Managed Assets Trust; Money Market Portfolio; Core Equity Fund, Emerging Opportunities Fund, Global High-Yield Bond Fund, Intermediate-Term Bond Fund, International Equity Fund and Long-Term Bond Fund of American Odyssey Funds, Inc.; EAFE(R) Equity Index Fund and Small Cap Index Fund of Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust); Dreyfus Stock Index Fund; Templeton Asset Strategy Fund - Class 1 (formerly Templeton Asset Allocation Fund - Class 1), Templeton Global Income Securities Fund - Class 1 (formerly Templeton Bond Fund - Class 1) and Templeton Growth Securities Fund - Class 1 (formerly Templeton Stock Fund - Class 1) of Franklin Templeton Variable Products Trust (formerly Templeton Variable Products Series
Fund); Equity Index Portfolio - Class I Shares and Total Return Portfolio of Greenwich Street Series Fund; Aggressive Growth Portfolio - Service Shares, Global Technology Portfolio - Service Shares and Worldwide Growth Portfolio - Service Shares of Janus Aspen Series; U.S. Government Securities Portfolio, Utilities Portfolio and Zero Coupon Bond Portfolio Series 2005 of The Travelers Series Trust; AIM Capital Appreciation Portfolio, Alliance Growth Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney High Income Portfolio, Smith Barney Large Capitalization Growth Portfolio and Smith Barney Large Cap Value Portfolio of Travelers Series Fund Inc.; Equity-Income Portfolio - Initial Class, Growth Portfolio - Initial Class and High Income Portfolio - Initial Class of Variable Insurance Products Fund (formerly Fidelity's Variable Insurance Products Fund); and Asset Manager Portfolio of Variable Insurance Products Fund II (formerly Fidelity's Variable Insurance Products Fund II).

All funds are Massachusetts business trusts, except for Travelers Series Fund Inc. and Dreyfus Stock Index Fund which are incorporated under Maryland law. Capital Appreciation Fund, High Yield Bond Trust, Managed Assets Trust, Money Market Portfolio, American Odyssey Funds, Inc., Greenwich Street Series Fund, The Travelers Series Trust and Travelers Series Fund Inc. are managed by affiliates of The Travelers. Not all funds may be available in all states or to all contract owners.

Effective December 18, 1998, the Zero Coupon Bond Fund Portfolio Series 1998 of The Travelers Series Trust was fully liquidated. Effective December 15, 2000, the Zero Coupon Bond Fund Portfolio Series 2000 of The Travelers Series Trust was fully liquidated.

On February 8, 2000, a reorganization was approved by the shareholders that combined the assets of Templeton Bond Fund Class 1 into Templeton Global Income Securities Fund - Class 1, effective May 1, 2000. At the effective date, Fund UL held 49,976 shares of Templeton Bond Fund Class 1 having a market value of $463,911 which were exchanged for 43,034 shares of Templeton Global Income Securities Fund - Class 1 equal in value.

On February 8, 2000, a reorganization was approved by the shareholders that combined the assets of Templeton Stock Fund Class 1 into Templeton Growth Securities Fund - Class 1, effective May 1, 2000. At the effective date, Fund UL held 507,279 shares of Templeton Stock Fund Class 1 having a market value of $9,809,053 which were exchanged for 758,627 shares of Templeton Growth Securities Fund - Class 1 equal in value.

The following is a summary of significant accounting policies consistently followed by Fund UL in the preparation of its financial statements.

SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The operations of Fund UL form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL. Fund UL is not taxed as a "regulated investment company" under Subchapter M of the Code.

OTHER. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments were $44,436,133 and $27,138,319, respectively, for the year ended December 31, 2000. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $109,785,264 at December 31, 2000. Gross unrealized appreciation for all investments at December 31, 2000 was $8,260,988. Gross unrealized depreciation for all investments at December 31, 2000 was $1,954,315.

3.  CONTRACT CHARGES

Insurance charges are paid for the mortality and expense risks assumed by The Travelers and administrative charges are paid for administrative expenses. Each business day, The Travelers deducts a mortality and expense risk charge and, in some cases, an administrative expense charge, which are reflected in the calculation of unit values. The mortality and expense risk charge equals a maximum, on an annual basis, of 0.85%, of the amounts held in each variable funding option. The administrative charge which applies only to Price II, III and IV contracts (as defined below), equals, on an annual basis, 0.10% of the amounts held in each variable funding option for the first fifteen policy years only.

For price I contracts (all InVest contracts, MarketLife contracts issued prior to July 12, 1995, and MarketLife Contracts issued on or after July 12, 1995 where state approval for Enhanced MarketLife had not yet been received), the insurance charges are 0.60%. Price II contracts are broken down into three categories: for all MarketLife Contracts issued on or after July 12, 1995, and prior to May 1, 1998 where state approval for Enhanced MarketLife has been received, the insurance charges are 0.80% for the first fifteen policy years, then 0.45% thereafter; for MarketLife Contracts issued after May 1, 1998 in states that had approved the mortality and expense reduction, the insurance charges are 0.80% for the first fifteen policy years, then 0.25% thereafter; and for all Variable Survivorship Life contracts, the insurance charges are 0.80% for the first fifteen policy years, then 0.35% thereafter. For Price III contracts (all Travelers Variable Life Accumulator contracts), the insurance charges are 0.65% for the first fifteen policy years, then 0.20% thereafter. For Price IV contracts (all Travelers Variable Life contracts), the insurance charges are 0.85% for the first fifteen policy years, then 0.20% thereafter.

The Travelers receives contingent surrender charges on full or partial contract surrenders. Such charges are computed by applying various percentages to premiums and/or stated contract amounts (as described in the prospectus). The Travelers received $409,862, $313,425 and $307,722 in satisfaction of such contingent surrender charges for the years ended December 31, 2000, 1999 and 1998, respectively.

4.  NET CONTRACT OWNERS' EQUITY




                                                                  DECEMBER 31, 2000
                                                    ---------------------------------------------

                                                                        UNIT            NET
                                                         UNITS          VALUE          ASSETS
                                                        -------        -------        --------
CAPITAL APPRECIATION FUND
  Price I..........................................     1,392,655      $ 5.162       $ 7,187,951
  Price II.........................................     2,155,921        5.078        10,948,136
  Price III........................................             -        0.777                 -
  Price IV.........................................             -        0.776                 -

High Yield Bond Trust
  Price I..........................................        30,916        2.775            85,785

Managed Assets Trust
  Price I..........................................       649,819        3.606         2,343,260
  Price II.........................................       989,252        3.548         3,509,776
  Price III........................................             -        0.958                 -
  Price IV.........................................             -        0.957                 -

Money Market Portfolio
  Price I..........................................       516,230        1.784           921,015
  Price II.........................................     2,690,315        1.755         4,722,534
  Price III........................................             -        1.029                 -
  Price IV.........................................             -        1.028                 -

American Odyssey Funds, Inc
 Core Equity Fund..................................
  Price I..........................................        32,573        2.135            69,530
 Emerging Opportunities Fund.......................
  Price I..........................................       184,328        1.969           363,013
 Global High-Yield Bond Fund.......................
  Price I..........................................         2,626        1.215             3,191
 Intermediate-Term Bond Fund.......................
  Price I..........................................         2,039        1.344             2,741
 International Equity Fund.........................
  Price I..........................................        84,847        1.937           164,323
 Long-Term Bond Fund...............................
  Price I..........................................         5,803        1.598             9,274

Deutsche Asset Management VIT Funds
 EAFE(R) Equity Index Fund
  Price I..........................................        25,746        0.942            24,249
  Price II.........................................       112,777        0.938           105,810
  Price III........................................             -        0.887                 -
  Price IV.........................................             -        0.886                 -
 Small Cap Index Fund
  Price I..........................................        13,459        1.085            14,603
  Price II.........................................        98,255        1.080           106,153
  Price III........................................             -        0.938                 -
  Price IV.........................................             -        0.937                 -


                                                                           DECEMBER 31, 2000
                                                              ---------------------------------------------

                                                                                 UNIT            NET
                                                                  UNITS          VALUE          ASSETS
Dreyfus Stock Index Fund                                        --------        -------        ---------
  Price I..................................................         761,972      $ 3.035       $ 2,312,581
  Price II.................................................       2,933,857        2.986         8,760,855
  Price III................................................               -        0.909                 -
  Price IV.................................................               -        0.908                 -

Franklin Templeton Variable Insurance Products Trust
 Templeton Asset Strategy Fund - Class 1
  Price I..................................................       1,442,423        2.015         2,906,167
  Price II.................................................         910,065        1.982         1,804,045
 Templeton Global Income Securities Fund - Class 1
  Price I..................................................         119,599        1.244           148,736
  Price II.................................................         296,220        1.224           362,457
 Templeton Growth Securities Fund - Class 1
  Price I..................................................       2,495,581        2.230         5,565,865
  Price II.................................................       2,085,743        2.194         4,576,885
  Price III................................................               -        1.037                 -
  Price IV.................................................               -        1.036                 -

Greenwich Street Series Fund
 Equity Index Portfolio - Class I Shares
  Price I..................................................           4,786        1.001             4,790
  Price II.................................................         121,713        0.997           121,280
  Price III................................................               -        0.910                 -
  Price IV.................................................               -        0.909                 -
 Total Return Portfolio
  Price I..................................................          38,416        2.271            87,242
  Price II.................................................         776,490        2.236         1,736,392
  Price III................................................               -        1.125                 -
  Price IV.................................................               -        1.124                 -

Janus Aspen Series
 Aggressive Growth Portfolio - Service Shares
  Price I..................................................          23,949        0.677            16,210
  Price II.................................................         177,383        0.676           119,932
  Price III................................................               -        0.665                 -
  Price IV.................................................               -        0.664                 -
 Global Technology Portfolio - Service Shares
  Price I..................................................             781        0.675               527
  Price II.................................................          72,455        0.674            48,821
  Price III................................................               -        0.667                 -
  Price IV.................................................               -        0.666                 -



                                                                DECEMBER 31, 2000
                                                   ---------------------------------------------

                                                                      UNIT            NET
                                                       UNITS          VALUE          ASSETS
                                                   -------------    -----------    ----------
Janus Aspen Series (continued)
 Worldwide Growth Portfolio - Service Shares
  Price I...........................................       69,141      $ 0.802          $ 55,420
  Price II..........................................      186,241        0.801           149,125
  Price III.........................................            -        0.820                 -
  Price IV..........................................            -        0.819                 -

The Travelers Series Trust
 US Government Securities Portfolio
  Price I...........................................      183,356        1.544           283,025
  Price II..........................................    1,580,705        1.519         2,400,601
  Price III.........................................            -        1.091                 -
  Price IV..........................................            -        1.090                 -
 Utilities Portfolio
  Price I...........................................       90,271        2.447           220,902
  Price II..........................................       90,649        2.408           218,253
 Zero Coupon Bond Fund Portfolio Series 2005
  Price I...........................................    1,023,087        1.386         1,418,417
  Price II..........................................      244,195        1.365           333,295
  Price III.........................................            -        1.086                 -
  Price IV..........................................            -        1.085                 -

Travelers Series Fund Inc
 AIM Capital Appreciation Portfolio
  Price I...........................................      292,597        1.748           511,506
  Price II..........................................    1,914,924        1.723         3,299,271
  Price III.........................................            -        0.817                 -
  Price IV..........................................            -        0.816                 -
 Alliance Growth Portfolio
  Price I...........................................      290,520        2.358           685,087
  Price II..........................................    2,906,091        2.321         6,743,487
  Price III.........................................            -        0.832                 -
  Price IV..........................................            -        0.831                 -
 MFS Total Return Portfolio
  Price I...........................................      108,875        1.957           213,052
  Price II..........................................    1,086,522        1.926         2,092,445
  Price III.........................................            -        1.128                 -
  Price IV..........................................            -        1.127                 -
 Putnam Diversified Income Portfolio
  Price I...........................................            -        1.001                 -
  Price II..........................................          765        0.998               763
  Price III.........................................            -        0.989                 -
  Price IV..........................................            -        0.988                 -


                                                                  DECEMBER 31, 2000
                                                  -------------------------------------------------

                                                                        UNIT             NET
                                                         UNITS          VALUE           ASSETS
                                                        --------       -------         --------
Travelers Series Fund Inc (continued)
 Smith Barney High Income Portfolio
  Price I ..........................................       16,546      $ 1.176          $ 19,461
  Price II .........................................      388,094        1.159           449,754
  Price III ........................................            -        0.927                 -
  Price IV .........................................            -        0.926                 -

 Smith Barney Large Capitalization Growth Portfolio
  Price I ..........................................            -        0.874                 -
  Price II .........................................      103,152        0.873            90,003
  Price III ........................................            -        0.878                 -
  Price IV .........................................            -        0.877                 -
 Smith Barney Large Cap Value Portfolio
  Price I ..........................................       98,459        1.953           192,329
  Price II .........................................      745,373        1.923         1,433,572
  Price III ........................................            -        1.123                 -
  Price IV..........................................            -        1.122                 -

Variable Insurance Products Fund
 Equity-Income Portfolio - Initial Class
  Price I...........................................    1,889,469        2.504         4,730,744
  Price II..........................................    2,417,609        2.464         5,955,551
  Price III.........................................            -        1.096                 -
  Price IV..........................................            -        1.095                 -
 Growth Portfolio - Initial Class
  Price I...........................................    2,622,394        3.082         8,082,728
  Price II..........................................    3,413,339        3.033        10,350,919
  Price III.........................................            -        0.854                 -
  Price IV..........................................            -        0.853                 -
 High Income Portfolio - Initial Class
  Price I...........................................      882,645        1.194         1,053,747
  Price II..........................................      999,099        1.175         1,173,555
  Price III.........................................            -        0.810                 -
  Price IV..........................................            -        0.810                 -

Variable Insurance Products Fund II
 Asset Manager Portfolio - Initial Class
  Price I...........................................    2,112,774        1.761         3,719,644
  Price II..........................................      661,645        1.732         1,146,087
  Price III.........................................            -        0.961                 -
  Price IV..........................................            -        0.960                 -
                                                                                 ---------------
 Net Contract Owners' Equity...................................................   $ 116,176,872
                                                                                 ===============

6. STATEMENT OF INVESTMENTS





INVESTMENTS                                                                NO. OF                 MARKET
                                                                           SHARES                  VALUE
                                                                        ----------------      ----------------
CAPITAL APPRECIATION FUND (15.6%)
  Total (Cost $14,905,384)                                                       220,946          $ 18,119,805
                                                                        ----------------      ----------------

HIGH YIELD BOND TRUST (0.1%)
  Total (Cost $91,461)                                                             9,772                85,704
                                                                        ----------------      ----------------

MANAGED ASSETS TRUST (5.0%)
  Total (Cost $6,060,504)                                                        326,187             5,851,797
                                                                        ----------------      ----------------

MONEY MARKET PORTFOLIO (4.8%)
  Total (Cost $5,599,950)                                                      5,599,950             5,599,950
                                                                        ----------------      ----------------

AMERICAN ODYSSEY FUNDS, INC. (0.5%)
 Core Equity Fund (Cost $81,169)                                                   4,965                69,415
 Emerging Opportunities Fund (Cost $308,464)                                      21,052               362,722
 Global High-Yield Bond Fund (Cost $3,653)                                           356                 3,192
 Intermediate-Term Bond Fund (Cost $2,718)                                           260                 2,712
 International Equity Fund (Cost $133,581)                                         8,387               164,294
 Long-Term Bond Fund (Cost $9,239)                                                   864                 9,275
                                                                        ----------------      ----------------
  Total (Cost $538,824)                                                           35,884               611,610
                                                                        ----------------      ----------------

DEUTSCHE ASSET MANAGEMENT VIT FUNDS (0.2%)
 EAFE(R)Equity Index Fund (Cost $144,540)                                         11,680               130,110
 Small Cap Index Fund (Cost $129,541)                                             10,881               120,784
                                                                        ----------------      ----------------
  Total (Cost $274,081)                                                           22,561               250,894
                                                                        ----------------      ----------------

DREYFUS STOCK INDEX FUND (9.6%)
  Total (Cost $10,297,273)                                                       325,707            11,074,045
                                                                        ----------------      ----------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (13.2%)
  Templeton Asset Strategy Fund - Class 1 (Cost $4,873,756)                      245,202             4,712,773
  Templeton Global Income Securities Fund - Class 1 (Cost $539,166)               44,316               510,968
  Templeton Growth Securities Fund - Class 1 (Cost $10,494,117)                  737,356            10,146,021
                                                                        ----------------      ----------------
   Total (Cost $15,907,039)                                                    1,026,874            15,369,762
                                                                        ----------------      ----------------

GREENWICH STREET SERIES FUND (1.7%)
 Equity Index Portfolio - Class I Shares (Cost $134,984)                           3,893               126,124
 Total Return Portfolio (Cost $1,439,001)                                         80,879             1,823,818
                                                                        ----------------      ----------------
   Total (Cost $1,573,985)                                                        84,772             1,949,942
                                                                        ----------------      ----------------

5. STATEMENT OF INVESTMENTS (CONTINUED)




                                                                             NO. OF                 MARKET
                                                                             SHARES                  VALUE
                                                                         ----------------       ----------------
JANUS ASPEN SERIES (0.3%)
  Aggressive Growth Portfolio - Service Shares (Cost $170,636)                      3,763        $       135,343
  Global Technology Portfolio - Service Shares (Cost $69,418)                       7,464                 48,891
  Worldwide Growth Portfolio - Service Shares (Cost $234,333)                       5,443                200,126
                                                                         ----------------       ----------------
   Total (Cost $474,387)                                                           16,670                384,360
                                                                         ----------------       ----------------

THE TRAVELERS SERIES TRUST (4.2%)
  U.S. Government Securities Portfolio (Cost $2,590,442)                          219,651              2,684,132
  Utilities Portfolio (Cost $354,264)                                              22,415                430,812
  Zero Coupon Bond Fund Portfolio Series 2005 (Cost $1,578,461)                   151,559              1,752,027
                                                                         ----------------       ----------------
   Total (Cost $4,523,167)                                                        393,625              4,866,971
                                                                         ----------------       ----------------

TRAVELERS SERIES FUND INC. (13.6%)
  AIM Capital Appreciation Portfolio (Cost $3,348,476)                            210,311              3,808,731
  Alliance Growth Portfolio (Cost $7,364,183)                                     298,827              7,425,852
  MFS Total Return Portfolio (Cost $2,077,906)                                    129,764              2,304,609
  Putnam Diversified Income Portfolio (Cost $754)                                      71                    745
  Smith Barney High Income Portfolio (Cost $575,812)                               46,417                469,280
  Smith Barney Large Capitalization Growth Portfolio (Cost $95,653)                 6,059                 90,036
  Smith Barney Large Cap Value Portfolio (Cost $1,530,818)                         76,488              1,625,375
                                                                         ----------------       ----------------
   Total (Cost $14,993,602)                                                       767,937             15,724,628
                                                                         ----------------       ----------------

VARIABLE INSURANCE PRODUCTS FUND (27.0%)
  Equity-Income Portfolio - Initial Class (Cost $9,448,040)                       418,725             10,685,872
  Growth Portfolio - Initial Class (Cost $17,053,065)                             422,181             18,428,216
  High Income Portfolio - Initial Class (Cost $3,173,041)                         271,926              2,224,351
                                                                         ----------------       ----------------
   Total (Cost $29,674,146)                                                     1,112,832             31,338,439
                                                                         ----------------       ----------------

VARIABLE INSURANCE PRODUCTS FUND II (4.2%)
  Asset Manager Portfolio - Initial Class
   Total (Cost $4,871,461)                                                        304,002              4,864,030
                                                                         ----------------       ----------------

TOTAL INVESTMENTS (100%)
 (COST $109,785,264)                                                                             $   116,091,937
                                                                                                ================

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998




                                                                CAPITAL APPRECIATION FUND              HIGH YIELD BOND TRUST
                                                       -------------------------------------  -------------------------------------
                                                          2000         1999        1998          2000        1999         1998
                                                          ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ........................................       $ 761,471    $ 347,156   $ 225,348      $ 8,570      $ 8,706     $ 15,178
                                                       ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ................................         149,862      104,820      56,699          831        1,195        1,309
Administrative charges ...........................          12,050        8,180       4,562            -            -            -
                                                       ------------ ----------- ------------  ----------- ------------ ------------
    Net investment income (loss) .................         599,559      234,156     164,087        7,739        7,511       13,869
                                                       ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .................       1,326,938    4,044,199     672,903      136,838      152,789      118,763
  Cost of investments sold .......................         842,540    2,342,631     405,494      138,639      140,553      106,699
                                                       ------------ ----------- ------------  ----------- ------------ ------------

    Net realized gain (loss) .....................         484,398    1,701,568     267,409       (1,801)      12,236       12,064
                                                       ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year .......       9,367,070    4,618,531     930,111          776       11,936       25,465
  Unrealized gain (loss) end of year .............       3,214,421    9,367,070   4,618,531       (5,757)         776       11,936
                                                       ------------ ----------- ------------  ----------- ------------ ------------

    Net change in unrealized gain (loss) for .....      (6,152,649)   4,748,539   3,688,420       (6,533)     (11,160)     (13,529)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
    resulting from operations ....................      (5,068,692)   6,684,263   4,119,916         (595)       8,587       12,404
                                                       ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments .....................       3,201,580    2,193,850   1,722,876       13,897       19,019       26,399
Participant transfers from other Traveler accounts       3,889,299    2,493,744   2,709,937        5,014      119,534       57,870
Contract surrenders ..............................      (2,002,901)  (1,816,312)   (792,310)     (28,283)     (43,214)     (47,347)
Participant transfers to other Travelers accounts         (755,818)  (3,414,877)   (417,132)    (109,147)    (113,219)     (77,740)
Other payments to participants ...................          (2,064)     (24,894)   (160,978)           -            -            -
                                                       ------------ ----------- ------------  ----------- ------------ ------------

  Net increase (decrease) in net assets
    resulting from unit transactions .............       4,330,096     (568,489)  3,062,393     (118,519)     (17,880)     (40,818)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

    Net increase (decrease) in net assets ........        (738,596)   6,115,774   7,182,309     (119,114)      (9,293)     (28,414)




NET ASSETS:
  Beginning of year ..............................      18,874,683   12,758,909   5,576,600      204,899      214,192      242,606
                                                       ------------ ----------- ------------  ----------- ------------ ------------

  End of year ....................................     $18,136,087  $18,874,683 $12,758,909     $ 85,785    $ 204,899    $ 214,192
                                                       ============ =========== ============  =========== ============ ============



          MANAGED ASSETS TRUST                 MONEY MARKET PORTFOLIO                    CORE EQUITY FUND
------------------------------------- -------------------------------------- -------------------------------------
    2000         1999        1998        2000         1999         1998         2000         1999        1998
    ----         ----        ----        ----         ----         ----         ----         ----        ----

   $ 762,488   $ 232,540   $ 149,710    $ 299,731    $ 186,888    $ 154,385      $ 4,922    $ 12,031      $ 8,470
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------


      37,744      21,120      14,505       38,391       28,956       24,039          446         484          448
       2,945       1,064         527        4,189        3,167        2,618            -           -            -
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------
     721,799     210,356     134,678      257,151      154,765      127,728        4,476      11,547        8,022
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------




     635,567     331,109     532,152    8,955,834    4,355,185    6,111,697        4,189       3,987        9,623
     610,903     281,585     429,702    8,955,834    4,355,185    6,111,697        4,403       3,219        5,694
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------

      24,664      49,524     102,450            -            -            -         (214)        768        3,929
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------


     609,486     458,461     264,796            -            -            -        5,029      18,049       19,500
    (208,707)    609,486     458,461            -            -            -      (11,754)      5,029       18,049
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------

    (818,193)    151,025     193,665            -            -            -      (16,783)    (13,020)      (1,451)
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------


     (71,730)    410,905     430,793      257,151      154,765      127,728      (12,521)       (705)      10,500
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------





     970,691     486,163     491,683    6,182,431    6,258,921    6,741,925        7,122       7,926       10,400
   2,059,611     665,914     330,398    1,287,276    3,802,796    1,519,284            -           -           61
    (639,230)   (316,082)   (510,867)    (912,623)    (870,163)  (1,028,727)      (3,941)     (3,926)      (4,443)
    (150,356)   (182,067)   (140,305)  (9,081,041)  (4,436,241)  (7,713,789)        (514)     (1,201)      (5,618)
           -      (8,562)          -            -         (399)           -            -           -            -
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------


   2,240,716     645,366     170,909   (2,523,957)   4,754,914     (481,307)       2,667       2,799          400
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------

   2,168,986   1,056,271     601,702   (2,266,806)   4,909,679     (353,579)      (9,854)      2,094       10,900





   3,684,050   2,627,779   2,026,077    7,910,355    3,000,676    3,354,255       79,384      77,290       66,390
------------- ----------- ----------- ------------ ------------ ------------ ------------ ----------- ------------

  $5,853,036  $3,684,050  $2,627,779  $ 5,643,549  $ 7,910,355  $ 3,000,676     $ 69,530    $ 79,384     $ 77,290
============= =========== =========== ============ ============ ============ ============ =========== ============

7.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)






                                                           EMERGING OPPORTUNITIES FUND            GLOBAL HIGH-YIELD BOND FUND
                                                       -------------------------------------  -------------------------------------
                                                          2000         1999        1998          2000        1999         1998
                                                          ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ..........................................      $ 16,871    $ 23,702     $      -     $    316     $    201     $      1
                                                       ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ..................................         2,131       1,640        1,554           20           18           20
Administrative charges .............................             -           -            -            -            -            -
                                                       ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss) ....................        14,740      22,062       (1,554)         296          183          (19)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ...................        35,262      53,729       57,345           67           65           96
  Cost of investments sold .........................        29,124      55,317       64,399           71           67          102
                                                       ------------ ----------- ------------  ----------- ------------ ------------

   Net realized gain (loss) ........................         6,138      (1,588)      (7,054)          (4)          (2)          (6)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments: ...
 Unrealized gain (loss) beginning of year...........        44,272     (25,853)     (12,045)         (20)        (151)         (31)
 Unrealized gain (loss) end of year ................        54,258      44,272      (25,853)        (461)         (20)        (151)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss) for the.....         9,986      70,125      (13,808)        (441)         131         (120)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from operations........................        30,864      90,599      (22,416)        (149)         312         (145)
                                                       ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments .......................        38,061      42,790       49,542          101           77           94
Participant transfers from other Travelers accounts          7,155       3,772        4,306            -            -            -
Contract surrenders ................................       (29,730)    (41,231)     (22,358)        (145)        (117)        (152)
Participant transfers to other Travelers accounts ..       (12,688)    (20,286)     (43,052)           -          (10)           -
Other payments to participants .....................             -           -            -            -            -            -
                                                       ------------ ----------- ------------  ----------- ------------ ------------
   Net increase (decrease) in net assets
    resulting from unit transactions................         2,798     (14,955)     (11,562)         (44)         (50)         (58)
                                                       ------------ ----------- ------------  ----------- ------------ ------------

    Net increase (decrease) in net assets ..........        33,662      75,644      (33,978)        (193)         262         (203)




NET ASSETS:
   Beginning of year ...............................       329,351     253,707      287,685        3,384        3,122        3,325
                                                       ------------ ----------- ------------  ----------- ------------ ------------

   End of year .....................................     $ 363,013   $ 329,351   $  253,707    $   3,191   $    3,384   $    3,122
                                                       ============ =========== ============  =========== ============ ============



     INTERMEDIATE-TERM BOND FUND             INTERNATIONAL EQUITY FUND               LONG-TERM BOND FUND
--------------------------------------- -------------------------------------  -------------------------------------
      2000         1999         1998         2000         1999         1998         2000         1999        1998
      ----         ----         ----         ----         ----         ----         ----         ----        ----
 $       134    $     162    $       8   $    7,992    $       -   $   7,253     $     566    $    958    $     188
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------


          15           11            9        1,009          840         738            55          63           96
           -            -            -            -            -           -             -           -            -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------
         119          151           (1)       6,983         (840)      6,515           511         895           92
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------




          32           15           65       12,469       12,347      28,558         1,218       2,791       77,573
          33           16           63        9,147       10,281      21,351         1,273       2,919       75,868
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------

          (1)          (1)           2        3,322        2,066       7,207           (55)       (128)       1,705
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------


         (33)          97          (22)      56,149       16,023      12,462          (514)        581        1,244
          (6)         (33)          97       30,713       56,149      16,023            36        (514)         581
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------

          27         (130)         119      (25,436)      40,126       3,561           550      (1,095)        (663)
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------


         145           20          120      (15,131)      41,352      17,283         1,006        (328)       1,134
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------





         485          484          404       17,977       17,898      21,538         1,065       1,171        1,382
           7            6           16        2,555        2,966       4,669             -           -            -
         (83)         (81)         (86)      (9,609)      (9,368)    (23,931)       (1,361)       (414)        (811)
         (11)         (10)         (10)      (5,850)      (6,137)     (8,587)            -      (2,715)     (77,176)
           -            -            -            -            -           -             -           -            -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------
         398          399          324        5,073        5,359      (6,311)         (296)     (1,958)     (76,605)
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------
         543          419          444      (10,058)      46,711      10,972           710      (2,286)     (75,471)





       2,198        1,779        1,335      174,381      127,670     116,698         8,564      10,850       86,321
------------- ------------ ------------ ------------ ------------ -----------  ------------ ----------- ------------

 $     2,741   $    2,198   $    1,779   $  164,323   $  174,381   $ 127,670      $  9,274     $ 8,564     $ 10,850
============= ============ ============ ============ ============ ===========  ============ =========== ============

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)






                                                            EAFE(R) EQUITY INDEX FUND                 SMALL CAP INDEX FUND
                                                      -------------------------------------  -------------------------------------
                                                         2000         1999        1998          2000        1999         1998
                                                         ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends .........................................    $    2,160   $     273    $       -    $     624   $       64   $        -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges .................................           542           6            -          735            2            -
Administrative charges ............................            55           1            -           83            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss)....................         1,563         266            -         (194)          62            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
 Proceeds from investments sold ...................        24,863          94            -       35,191           48            -
 Cost of investments sold .........................        27,642          88            -       35,788           47            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

  Net realized gain (loss) ........................        (2,779)          6            -         (597)           1            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
 Unrealized gain (loss) beginning of year .........           429           -            -          253            -            -
 Unrealized gain (loss) end of year ...............       (14,430)        429            -       (8,757)         253            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss) for the year      (14,859)        429            -       (9,010)         253            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from operations ......................       (16,075)        701            -       (9,801)         316            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments ......................         9,750       2,585            -       40,237          241            -
Participant transfers from other Travelers accounts       157,266       2,804            -      123,834        6,280            -
Contract surrenders ...............................        (7,052)       (109)           -      (22,190)        (435)           -
Participant transfers to other Travelers accounts         (19,794)        (17)           -      (17,698)         (28)           -
Other payments to participants ....................             -           -            -            -            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

  Net increase (decrease) in net assets
   resulting from unit transactions ...............       140,170       5,263            -      124,183        6,058            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net increase (decrease) in net assets ..........       124,095       5,964            -      114,382        6,374            -




NET ASSETS:
 Beginning of year ................................         5,964           -            -        6,374            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

 End of year ......................................    $  130,059   $   5,964   $        -    $ 120,756   $    6,374   $        -
                                                      ============ =========== ============  =========== ============ ============


                                             TEMPLETON ASSET STRATEGY FUND -          TEMPLETON GLOBAL INCOME SECURITIES FUND -
        DREYFUS STOCK INDEX FUND                         CLASS 1                                        CLASS 1
--------------------------------------- -------------------------------------------   ------------------------------------------
    2000         1999         1998           2000          1999          1998               2000         1999        1998
    ----         ----         ----           ----          ----          ----               ----         ----        ----
  $  285,178    $ 166,826     $ 80,837      $ 883,703     $ 635,252    $  240,092         $   27,478   $  26,131    $  32,614
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------


      82,819       58,963       37,009         32,283        29,831        28,173              3,530       4,762        4,333
       8,445        5,681        3,583          1,795         1,542         1,263                334         478          421
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------
     193,914      102,182       40,245        849,625       603,879       210,656             23,614      20,891       27,860
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------




   1,624,418      875,515    1,348,144        512,640     1,105,518       460,332            221,201     128,661       83,313
   1,341,651      693,541      890,692        520,530     1,020,236       337,833            241,167     134,781       81,836
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------

     282,767      181,974      457,452         (7,890)       85,282       122,499            (19,966)     (6,120)       1,477
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------


   2,344,255    1,182,152      523,266        699,008       474,929       587,676            (46,856)     12,791        6,720
     776,772    2,344,255    1,182,152       (160,983)      699,008       474,929            (28,198)    (46,856)      12,791
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------

  (1,567,483)   1,162,103      658,886       (859,991)      224,079      (112,747)            18,658     (59,647)       6,071
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------


  (1,090,802)   1,446,259    1,156,583        (18,256)      913,240       220,408             22,306     (44,876)      35,408
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------





   2,512,144    1,864,556    1,357,520        581,385       628,987       727,391             90,095      93,816      165,218
   1,962,992    2,006,864    2,205,447        113,331       222,681       244,926             20,031      52,412       79,798
  (1,249,712)    (705,299)    (758,259)      (478,583)     (645,930)     (430,422)          (172,093)    (72,307)     (66,688)
    (928,414)    (879,560)  (1,144,166)      (256,685)     (782,698)     (308,864)           (67,495)    (74,704)     (38,486)
     (14,715)      (3,175)           -              -             -          (869)                 -           -            -
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------


   2,282,295    2,283,386    1,660,542        (40,552)     (576,960)      232,162           (129,462)       (783)     139,842
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------

   1,191,493    3,729,645    2,817,125        (58,808)      336,280       452,570           (107,156)    (45,659)     175,250





   9,881,943    6,152,298    3,335,173      4,769,020     4,432,740     3,980,170            618,349     664,008      488,758
------------- ------------ ------------   ------------  -----------   -----------       ------------ ----------- ------------

$ 11,073,436  $ 9,881,943  $ 6,152,298    $ 4,710,212   $ 4,769,020   $ 4,432,740         $  511,193  $  618,349   $  664,008
============= ============ ============   ============  ===========   ===========       ============ =========== ============

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)







                                                   TEMPLETON GROWTH SECURITIES                   EQUITY INDEX PORTFOLIO -
                                                            FUND - CLASS I                           CLASS I SHARES
                                                   -------------------------------------  -------------------------------------
                                                      2000         1999        1998          2000        1999         1998
                                                      ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ......................................   $ 2,175,749   $ 800,720   $  813,730   $      328  $         -  $         -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ..............................        68,657      60,210       59,343          520            2            -
Administrative charges .........................         4,491       4,010        3,758           60            -            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss) ................     2,102,601     736,500      750,629         (252)          (2)           -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ...............     1,352,899   1,823,221    1,561,814       22,041            -            -
  Cost of investments sold .....................     1,398,425   1,873,595    1,456,190       22,133            -            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

  Net realized gain (loss) .....................       (45,526)    (50,374)     105,624          (92)           -            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of year .....      1,066,650    (452,700)     539,409          145            -            -
  Unrealized gain (loss) end of year ...........       (348,096)  1,066,650     (452,700)      (8,860)         145            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss)for the
     year.......................................    (1,414,746)  1,519,350     (992,109)      (9,005)         145            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
 resulting from operations .....................        642,329   2,205,476     (135,856)      (9,349)         143            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments ...................     1,155,938   1,327,773    2,075,969       25,542           64            -
Participant transfers from other Travelers .....       579,888     390,488    1,558,785      128,747        5,870            -
Contract surrenders ............................    (1,132,630)   (937,367)    (722,676)     (18,425)        (239)           -
Participant transfers to other Travelers .......      (853,208) (1,512,327)  (1,548,621)      (6,283)           -            -
Other payments to participants .................           (51)    (18,391)     (55,834)           -            -            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

 Net increase (decrease) in net assets
   resulting from unit transactions ............      (250,063)   (749,824)   1,307,623      129,581        5,695            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

   Net increase (decrease) in net assets .......       392,266   1,455,652    1,171,767      120,232        5,838            -




NET ASSETS:
 Beginning of year .............................     9,750,484   8,294,832    7,123,065        5,838            -            -
                                                   ------------ ----------- ------------  ----------- ------------ ------------

 End of year ...................................   $10,142,750  $9,750,484  $ 8,294,832   $  126,070  $     5,838  $         -
                                                   ============ =========== ============  =========== ============ ============


                                                    AGGRESSIVE GROWTH PORTFOLIO              GLOBAL TECHNOLOGY PORTFOLIO
           TOTAL RETURN PORTFOLIO                      - SERVICE SHARES                           - SERVICE SHARES
  -----------------------------------------  -------------------------------------      -------------------------------------
      2000          1999          1998           2000          1999         1998           2000         1999        1998
      ----          ----          ----           ----          ----         ----           ----         ----        ----

  $    106,185    $   77,045    $   46,880     $      591    $        -  $        -      $      297   $       -   $        -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------


        12,166         9,794         7,284            290             -           -             192           -            -
         1,467         1,176           863             33             -           -              24           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------
        92,552        66,075        38,733            268             -           -              81           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------




        71,405       193,461        84,997         22,601             -           -           1,456           -            -
        57,953       167,367        67,822         26,614             -           -           1,657           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------

        13,452        26,094        17,175         (4,013)            -           -            (201)          -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------


       214,149        69,832        87,967              -             -           -               -           -            -
       384,817       214,149        69,832        (35,293)            -           -         (20,527)          -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------

       170,668       144,317       (18,135)       (35,293)            -           -         (20,527)          -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------


       276,672       236,486        37,773        (39,038)            -           -         (20,647)          -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------





       248,979       187,035       181,561         16,424             -           -           4,517           -            -
        91,859        66,368       176,508        175,088             -           -          67,093           -            -
       (87,562)      (76,644)     (106,689)        (2,723)            -           -          (1,540)          -            -
       (17,374)     (151,484)      (17,224)       (13,609)            -           -             (75)          -            -
             -             -             -              -             -           -               -           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------


       235,902        25,275       234,156        175,180             -           -          69,995           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------

       512,574       261,761       271,929        136,142             -           -          49,348           -            -





     1,311,060     1,049,299       777,370              -             -           -               -           -            -
  -------------  ------------  ------------   ------------  ------------ -----------    ------------ ----------- ------------

   $ 1,823,634   $ 1,311,060   $ 1,049,299     $  136,142    $        -  $        -        $ 49,348   $       -   $        -
  =============  ============  ============   ============  ============ ===========    ============ =========== ============

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)





                                                       WORLDWIDE GROWTH PORTFOLIO -
                                                         SERVICE SHARES                       U.S. Government Securities Portfolio
                                                      -------------------------------------  -------------------------------------
                                                         2000         1999        1998          2000        1999         1998
                                                         ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ..........................................   $    4,445   $       -   $        -   $  132,138  $       268  $   250,408
                                                      ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ..................................          533           -            -       18,917       24,227       14,906
Administrative charges .............................           55           -            -        2,178        2,844        1,708
                                                      ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss) ....................        3,857           -            -      111,043      (26,803)     233,794
                                                      ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ...................       18,126           -            -      672,984    1,013,561      311,524
  Cost of investments sold .........................       20,572           -            -      702,411    1,066,899      281,520
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net realized gain (loss) ........................       (2,446)          -            -      (29,427)     (53,338)      30,004
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
 Unrealized gain (loss) beginning of year ..........            -           -            -     (133,644)     (55,253)      46,013
 Unrealized gain (loss) end of year ................      (34,207)          -            -       93,690     (133,644)     (55,253)
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss) for the year      (34,207)          -            -      227,334      (78,391)    (101,266)
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from operations .......................      (32,796)          -            -      308,950     (158,532)     162,532
                                                      ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments .......................       22,499           -            -      163,751      268,091      488,039
Participant transfers from other Travelers accounts       233,216           -            -      148,336      188,129    1,294,349
Contract surrenders ................................      (10,054)          -            -     (157,436)    (191,052)    (145,232)
Participant transfers to other Travelers accounts ..       (8,320)          -            -     (138,139)    (849,466)    (224,377)
Other payments to participants .....................            -           -            -            -            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

 Net increase (decrease) in net assets
   resulting from unit transactions ................      237,341           -            -       16,512     (584,298)   1,412,779
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net increase (decrease) in net assets ...........      204,545           -            -      325,462     (742,830)   1,575,311




NET ASSETS:
 Beginning of year .................................            -           -            -    2,358,164    3,100,994    1,525,683
                                                      ------------ ----------- ------------  ----------- ------------ ------------

 End of year .......................................   $  204,545   $       -   $        -   $2,683,626  $ 2,358,164  $ 3,100,994
                                                      ============ =========== ============  =========== ============ ============


                                         ZERO COUPON BOND FUND PORTFOLIO SERIES  ZERO COUPON BOND FUND PORTFOLIO SERIES
    UTILITIES PORTFOLIO                                1998                                      2000
---------------------------------------  -------------------------------------   ---------------------------------------
    2000          1999         1998         2000        1999         1998            2000         1999        1998
    ----          ----         ----         ----        ----         ----            ----         ----        ----

 $     9,418    $   35,271   $  12,250    $       -   $        -  $   63,083      $  165,760   $        -  $     68,351
 ------------  ------------ -----------  ----------- ------------ -----------    ------------  ----------  ------------


       2,767         3,065       1,659            -            -       6,692           8,364        7,721         7,338
         195           217          87            -            -          10             115           56            44
 ------------  ------------ -----------  ----------- ------------ -----------    ------------  ----------  ------------
       6,456        31,989      10,504            -            -      56,381         157,281       (7,777)       60,969
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------




     197,072        48,491      34,296            -            -   1,186,548       1,524,520       16,786        34,245
     177,419        43,356      27,593            -            -   1,186,192       1,540,958       16,144        33,205
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------

      19,653         5,135       6,703            -            -         356         (16,438)         642         1,040
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------


      18,023        55,396      30,111            -            -       2,394          67,573       26,688         7,987
      76,548        18,023      55,396            -            -           -               -       67,573        26,688
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------

      58,525       (37,373)     25,285            -            -      (2,394)        (67,573)      40,885        18,701
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------


      84,634          (249)     42,492            -            -      54,343          73,270       33,750        80,710
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------





      45,063        54,978      59,758            -            -         342          30,769       24,454         4,538
      53,456       131,622      98,449            -            -           -          95,947       22,805        26,367
     (67,681)      (30,314)    (31,913)           -            -  (1,170,656)     (1,324,041)     (10,574)       (5,944)
    (136,806)      (28,197)    (13,516)           -            -      (9,182)       (193,406)         (98)      (21,675)
           -          (863)          -            -            -           -               -            -             -
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------


    (105,968)      127,226     112,778            -            -  (1,179,496)     (1,390,731)      36,587         3,286
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------
     (21,334)      126,977     155,270            -            -  (1,125,153)     (1,317,461)      70,337        83,996





     460,489       333,512     178,242            -            -   1,125,153       1,317,461    1,247,124     1,163,128
 ------------  ------------ -----------  ----------- ------------ -----------    ------------ -----------  ------------

 $   439,155    $  460,489   $ 333,512    $       -   $        -  $        -      $        -  $ 1,317,461  $  1,247,124
 ============  ============ ===========  =========== ============ ===========    ============ ===========  ============

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)







                                                      ZERO COUPON BOND FUND PORTFOLIO SERIES         AIM CAPITAL APPRECIATION
                                                                       2005                                  PORTFOLIO
                                                      -------------------------------------  -------------------------------------
                                                         2000         1999        1998          2000        1999         1998
                                                         ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ..........................................     $ 76,068  $        -  $    74,703   $    91,908  $         -  $     1,994
                                                      ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ..................................        9,896       9,560        8,639        30,727       16,919       11,508
Administrative charges .............................          256         215          142         3,470        1,936        1,313
                                                      ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss) ....................       65,916      (9,775)      65,922        57,711      (18,855)     (10,827)
                                                      ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
 Proceeds from investments sold ....................       52,211     195,466       95,551       360,813      207,909      262,115
 Cost of investments sold ..........................       49,216     185,010       88,033       245,322      167,443      203,919
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net realized gain (loss) ........................        2,995      10,456        7,518       115,491       40,466       58,196
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
 Unrealized gain (loss) beginning of year ..........       42,477     138,833       60,360     1,170,353      292,791       93,128
 Unrealized gain (loss) end of year ................      173,566      42,477      138,833       460,255    1,170,353      292,791
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss) for the year      131,089     (96,356)      78,473      (710,098)     877,562      199,663
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from operations .......................      200,000     (95,675)     151,913      (536,896)     899,173      247,032
                                                      ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments .......................       33,571      32,216       63,688       762,103      416,419      510,445
Participant transfers from other Travelers accounts       108,510      96,144      114,346       865,725      268,208      216,820
Contract surrenders ................................      (27,583)    (87,776)     (10,152)     (319,184)    (200,427)    (179,247)
Participant transfers to other Traveler accounts ...      (21,409)    (61,806)     (80,311)     (173,368)     (51,335)     (99,943)
Other payments to participants .....................            -           -            -             -            -      (54,459)
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from unit transactions ................       93,089     (21,222)      87,571     1,135,276      432,865      393,616
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net increase (decrease) in net assets ...........      293,089    (116,897)     239,484       598,380    1,332,038      640,648



NET ASSETS:
 Beginning of year .................................    1,458,623   1,575,520    1,336,036     3,212,397    1,880,359    1,239,711
                                                      ------------ ----------- ------------  ----------- ------------ ------------

 End of year .......................................  $ 1,751,712  $1,458,623  $ 1,575,520   $ 3,810,777  $ 3,212,397  $ 1,880,359
                                                      ============ =========== ============  =========== ============ ============



       ALLIANCE GROWTH PORTFOLIO               MFS TOTAL RETURN PORTFOLIO       PUTNAM DIVERSIFIED INCOME PORTFOLIO
--------------------------------------- -------------------------------------  -------------------------------------
    2000         1999         1998         2000         1999         1998         2000         1999         1998
    ----         ----         ----         ----         ----         ----         ----         ----         ----

$    595,170  $   316,357  $   208,151  $   118,031  $   150,268  $   59,754   $         -  $         -  $        -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------


      60,881       43,895       26,480       15,657       15,556      10,341             3            -           -
       7,009        5,015        2,973        1,785        1,687       1,097             -            -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------
     527,280      267,447      178,698      100,589      133,025      48,316            (3)           -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------




   1,097,409      470,676      420,518      690,008      287,627     199,816           184            -           -
     911,972      345,251      269,565      687,244      276,420     151,321           187            -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------

     185,437      125,425      150,953        2,764       11,207      48,495            (3)           -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------


   2,402,120    1,125,311      554,376       40,216      150,664     115,974             -            -           -
      61,669    2,402,120    1,125,311      226,703       40,216     150,664            (9)           -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------

  (2,340,451)   1,276,809      570,935      186,487     (110,448)     34,690            (9)           -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------


  (1,627,734)   1,669,681      900,586      289,840       33,784     131,501           (15)           -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------





   1,758,624    1,014,363      795,707      255,187      349,714     422,994           169            -           -
   1,304,557      840,746    1,026,827      226,037      211,825     597,781           802            -           -
  (1,073,900)    (396,145)    (471,438)    (171,064)    (106,368)   (134,335)         (193)           -           -
    (266,133)    (409,846)    (145,042)    (403,724)    (229,586)    (28,238)            -            -           -
      (1,337)      (5,028)           -            -            -           -             -            -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------


   1,721,811    1,044,090    1,206,054      (93,564)     225,585     858,202           778            -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------
      94,077    2,713,771    2,106,640      196,276      259,369     989,703           763            -           -





   7,334,497    4,620,726    2,514,086    2,109,221    1,849,852     860,149             -            -           -
------------- ------------ ------------ ------------ ------------ -----------  ------------ ------------ -----------

$  7,428,574  $ 7,334,497  $ 4,620,726  $ 2,305,497  $ 2,109,221  $1,849,852   $       763  $         -   $       -
============= ============ ============ ============ ============ ===========  ============ ============= ==========

6.  SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)





                                                                                               SMITH BARNEY LARGE CAPITALIZATION
                                                       SMITH BARNEY HIGH INCOME PORTFOLIO               GROWTH PORTFOLIO
                                                      -------------------------------------  -------------------------------------
                                                         2000         1999        1998          2000        1999         1998
                                                         ----         ----        ----          ----        ----         ----
INVESTMENT INCOME:
Dividends ..........................................  $    43,764  $   57,482  $    47,805   $        4  $         -  $         -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

EXPENSES:
Insurance charges ..................................        3,753       6,462        5,337          158            -            -
Administrative charges .............................          453         781          646           20            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------
   Net investment income (loss) ....................       39,558      50,239       41,822         (174)           -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
 GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
 Proceeds from investments sold ....................      431,746     178,470       52,415        4,342            -            -
 Cost of investments sold ..........................      468,304     193,299       49,894        4,631            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net realized gain (loss) ........................      (36,558)    (14,829)       2,521         (289)           -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Change in unrealized gain (loss) on investments:
 Unrealized gain (loss) beginning of year ..........      (58,623)    (37,007)      17,011            -            -            -
 Unrealized gain (loss) end of year ................     (106,532)    (58,623)     (37,007)      (5,617)           -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net change in unrealized gain (loss) for the year      (47,909)    (21,616)     (54,018)      (5,617)           -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

Net increase (decrease) in net assets
   resulting from operations .......................      (44,909)     13,794       (9,675)      (6,080)           -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------




UNIT TRANSACTIONS:
Participant premium payments .......................       93,734      94,467      271,273        8,365            -            -
Participant transfers from other Travelers accounts        60,274     105,702       93,719       94,962            -            -
Contract surrenders ................................     (430,357)    (49,330)     (37,279)      (3,976)           -            -
Participant transfers to other Travelers accounts ..      (25,320)   (138,279)     (14,923)      (3,268)           -            -
Other payments to participants .....................            -           -            -            -            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

  Net increase (decrease) in net assets
   resulting from unit transactions ................     (301,669)     12,560      312,790       96,083            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

   Net increase (decrease) in net assets ...........     (346,578)     26,354      303,115       90,003            -            -




NET ASSETS:
 Beginning of year .................................      815,793     789,439      486,324            -            -            -
                                                      ------------ ----------- ------------  ----------- ------------ ------------

 End of year .......................................  $   469,215  $  815,793  $   789,439   $   90,003  $         -  $         -
                                                      ============ =========== ============  =========== ============ ============



SMITH BARNEY LARGE CAP VALUE PORTFOLIO       EQUITY-INCOME PORTFOLIO - INITIAL CLASS      GROWTH PORTFOLIO - INITIAL CLASS
---------------------------------------      ---------------------------------------   -------------------------------------
    2000         1999         1998               2000         1999         1998           2000         1999         1998
    ----         ----         ----               ----         ----         ----           ----         ----         ----

$     52,209  $    82,453  $    30,988        $    880,247 $    472,928 $   519,007     $ 2,143,420  $ 1,449,423 $ 1,383,745
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------


      11,294       14,788        6,869              71,114       77,319      61,249         146,064      102,726      74,825
       1,296        1,763          806               5,444        5,724       4,053          11,199        7,034       4,553
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------
      39,619       65,902       23,313             803,689      389,885     453,705       1,986,157    1,339,663   1,304,367
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------




     999,016    1,165,430      117,248           2,290,488    1,502,723   1,027,285       2,213,349    1,582,444   2,882,351
   1,023,087    1,227,403       85,342           2,297,478    1,293,047     773,339       1,675,299    1,179,040   2,088,775
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------

     (24,071)     (61,973)      31,906              (6,990)     209,676     253,946         538,050      403,404     793,576
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------


     (70,093)      96,699       80,809           1,415,727    1,524,296   1,324,425       6,357,580    3,278,485   1,692,557
      94,557      (70,093)      96,699           1,237,832    1,415,727   1,524,296       1,375,151    6,357,580   3,278,485
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------

     164,650     (166,792)      15,890            (177,895)    (108,569)    199,871      (4,982,429)   3,079,095   1,585,928
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------


     180,198     (162,863)      71,109             618,804      490,992     907,522      (2,458,222)   4,822,162   3,683,871
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------





     301,244      417,490      197,772           1,346,994    1,662,705   1,821,387       2,208,040    2,016,287   2,688,152
     167,309    1,290,167      208,276             549,316    1,509,824     782,438       1,942,978    2,428,944     577,474
    (217,730)    (145,106)    (123,446)         (1,333,650)  (1,071,048) (1,111,405)     (1,811,286)  (1,572,248) (1,397,298)
    (134,966)  (1,106,250)     (49,428)         (1,496,131)  (1,349,462)   (466,177)       (822,246)    (952,751) (2,484,960)
           -            -            -              (1,507)     (10,330)   (125,412)         (1,802)     (35,273)    (59,946)
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------


     115,857      456,301      233,174            (934,978)     741,689     900,831       1,515,684    1,884,959    (676,578)
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------
     296,055      293,438      304,283            (316,174)   1,232,681   1,808,353        (942,538)   6,707,121   3,007,293





   1,329,846    1,036,408      732,125          11,002,469    9,769,788   7,961,435      19,376,185   12,669,064   9,661,771
------------- ------------ ------------       ------------ ------------ -----------    ------------ ------------ -----------

$  1,625,901  $ 1,329,846  $ 1,036,408        $ 10,686,295 $ 11,002,469 $ 9,769,788    $ 18,433,647 $ 19,376,185 $ 12,669,06
============= ============ ============       ============ ============ ===========    ============ ============ ===========

6. SCHEDULE OF FUND UL OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)

                                                                       HIGH INCOME PORTFOLIO -
                                                                            INITIAL CLASS
                                                               ----------------------------------------
                                                                   2000          1999          1998
                                                                   ----          ----          ----
INVESTMENT INCOME:
Dividends ...................................................  $   226,570   $   368,897   $   403,352
                                                               ------------  ------------  ------------

EXPENSES:
Insurance charges ...........................................       20,900        27,163        27,571
Administrative charges ......................................        1,638         2,278         2,305
                                                               ------------  ------------  ------------
       Net investment income (loss) .........................      204,032       339,456       373,476
                                                               ------------  ------------  ------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
    Proceeds from investments sold ..........................      862,918     1,116,548     2,208,102
    Cost of investments sold ................................    1,027,650     1,193,024     2,203,983
                                                               ------------  ------------  ------------

       Net realized gain (loss) .............................     (164,732)      (76,476)        4,119
                                                               ------------  ------------  ------------

Change in unrealized gain (loss) on investments:
    Unrealized gain (loss) beginning of year ................     (205,819)     (224,114)      370,469
    Unrealized gain (loss) end of year ......................     (948,690)     (205,819)     (224,114)
                                                               ------------  ------------  ------------

        Net change in unrealized gain (loss) for the year ...     (742,871)       18,295      (594,583)
                                                               ------------  ------------  ------------

Net increase (decrease) in net assets
        resulting from operations ...........................     (703,571)      281,275      (216,988)
                                                               ------------  ------------  ------------




UNIT TRANSACTIONS:
Participant premium payments ................................      457,515       495,575       856,339
Participant transfers from other Travelers accounts .........      109,683       135,586     2,321,318
Contract surrenders .........................................     (428,879)     (315,040)     (391,089)
Participant transfers to other Travelers accounts ...........     (670,573)   (1,045,396)   (2,081,017)
Other payments to participants ..............................            -             -             -
                                                               ------------  ------------  ------------

    Net increase (decrease) in net assets
        resulting from unit transactions ....................     (532,254)     (729,275)      705,551
                                                               ------------  ------------  ------------

        Net increase (decrease) in net assets ...............   (1,235,825)     (448,000)      488,563




NET ASSETS:
    Beginning of year .......................................    3,463,127     3,911,127     3,422,564
                                                               ------------  ------------  ------------

    End of year .............................................  $ 2,227,302   $ 3,463,127   $ 3,911,127
                                                               ============  ============  ============

                                                                     ASSET MANAGER PORTFOLIO -
                                                                           INITIAL CLASS
                                                               -------------------------------------
                                                                  2000         1999         1998
                                                                  ----         ----         ----
INVESTMENT INCOME:
Dividends ...................................................  $  578,069   $  408,334   $  555,132
                                                               -----------  -----------  -----------

EXPENSES:
Insurance charges ...........................................      33,894       35,275       31,590
Administrative charges ......................................       1,217        1,315          953
                                                               -----------  -----------  -----------
       Net investment income (loss) .........................     542,958      371,744      522,589
                                                               -----------  -----------  -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
    Proceeds from investments sold ..........................     726,004    1,064,819      673,448
    Cost of investments sold ................................     696,471      959,958      558,510
                                                               -----------  -----------  -----------

       Net realized gain (loss) .............................      29,533      104,861      114,938
                                                               -----------  -----------  -----------

Change in unrealized gain (loss) on investments:
    Unrealized gain (loss) beginning of year ................     799,474      737,449      714,532
    Unrealized gain (loss) end of year ......................      (7,431)     799,474      737,449
                                                               -----------  -----------  -----------

        Net change in unrealized gain (loss) for the year ...    (806,905)      62,025       22,917
                                                               -----------  -----------  -----------

Net increase (decrease) in net assets
        resulting from operations ...........................    (234,414)     538,630      660,444
                                                               -----------  -----------  -----------




UNIT TRANSACTIONS:
Participant premium payments ................................     534,593      677,119      867,895
Participant transfers from other Travelers accounts .........      71,029      110,106      394,346
Contract surrenders .........................................    (567,101)    (756,021)    (372,107)
Participant transfers to other Travelers accounts ...........    (416,689)    (599,200)    (423,123)
Other payments to participants ..............................      (4,812)         (61)        (841)
                                                               -----------  -----------  -----------

    Net increase (decrease) in net assets
        resulting from unit transactions ....................    (382,980)    (568,057)     466,170
                                                               -----------  -----------  -----------

        Net increase (decrease) in net assets ...............    (617,394)     (29,427)   1,126,614




NET ASSETS:
    Beginning of year .......................................   5,483,125    5,512,552    4,385,938
                                                               -----------  -----------  -----------

    End of year .............................................  $4,865,731   $5,483,125   $5,512,552
                                                               ===========  ===========  ===========

                      COMBINED
 --------------------------------------------------
      2000               1999              1998
      ----               ----              ----
 $ 10,462,575       $  5,860,336      $  5,453,417
 -------------      -------------     -------------


      867,160            707,393           530,563
       72,301             56,164            38,285
 -------------      -------------     -------------
    9,523,114          5,096,779         4,884,569
 -------------      -------------     -------------




   27,138,319         21,933,684        20,652,837
   25,793,748         19,227,722        18,056,633
 -------------      -------------     -------------

    1,344,571          2,705,962         2,596,204
 -------------      -------------     -------------


   26,205,612         13,494,916         8,096,664
    6,306,673         26,205,612        13,494,916
 -------------      -------------     -------------

  (19,898,939)        12,710,696         5,398,252
 -------------      -------------     -------------


   (9,031,254)        20,513,437        12,879,025
 -------------      -------------     -------------





   23,140,642         20,657,234        22,622,231
   16,703,183         17,182,307        16,644,515
  (14,744,531)       (10,470,687)      (10,097,307)
  (17,206,558)       (18,399,253)      (17,682,682)
      (26,288)          (106,976)         (458,339)
 -------------      -------------     -------------


    7,866,448          8,862,625        11,028,418
 -------------      -------------     -------------

   (1,164,806)        29,376,062        23,907,443





  117,341,678         87,965,616        64,058,173
 -------------      -------------     -------------

 $116,176,872       $117,341,678      $ 87,965,616
 =============      =============     =============

7. SCHEDULE OF UNITS FOR FUND UL
   FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998


                                                         CAPITAL APPRECIATION FUND                HIGH YIELD BOND TRUST
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999         1998
                                                       ----          ----       ----         ----           ----         ----
Units beginning of year ........................    2,860,264    2,947,093   2,064,967        74,111        80,415       96,477
Units purchased and transferred from
    other Travelers accounts ...................    1,120,954      928,298   1,302,276         6,790        49,896       32,454
Units redeemed and transferred to
    other Travelers accounts ...................     (432,642)  (1,015,127)   (420,150)      (49,985)      (56,200)     (48,516)
                                                    ----------  -----------  ----------   -----------   -----------  -----------
Units end of year ..............................    3,548,576    2,860,264   2,947,093        30,916        74,111       80,415
                                                    ==========  ===========  ==========   ===========   ===========  ===========


                                                            MANAGED ASSETS TRUST                  MONEY MARKET PORTFOLIO
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999         1998
                                                       ----          ----       ----         ----           ----         ----
Units beginning of year ........................    1,003,809      811,671     754,052     4,734,641     1,869,424    2,176,965
Units purchased and transferred from
    other Travelers accounts ...................      850,776      340,535     280,545     4,354,627     6,112,593    5,259,108
Units redeemed and transferred to
    other Travelers accounts ...................     (215,514)    (148,397)   (222,926)   (5,882,723)   (3,247,376)  (5,566,649)
                                                    ----------  -----------  ----------   -----------   -----------  -----------
Units end of year ..............................    1,639,071    1,003,809     811,671     3,206,545     4,734,641    1,869,424
                                                    ==========  ===========  ==========   ===========   ===========  ===========


                                                              CORE EQUITY FUND                 EMERGING OPPORTUNITIES FUND
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999         1998
                                                       ----          ----       ----         ----           ----         ----
Units beginning of year ........................       31,434       30,336      29,927       182,999       191,574      197,206
Units purchased and transferred from
    other Travelers accounts ...................        3,055        3,053       4,410        23,164        33,112       40,292
Units redeemed and transferred to
    other Travelers accounts ...................       (1,916)      (1,955)     (4,001)      (21,835)      (41,687)     (45,924)
                                                    ----------  -----------  ----------   -----------   -----------  -----------
Units end of year ..............................       32,573       31,434      30,336       184,328       182,999      191,574
                                                    ==========  ===========  ==========   ===========   ===========  ===========


                                                        GLOBAL HIGH-YIELD BOND FUND            INTERMEDIATE-TERM BOND FUND
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................        2,662        2,703       2,753         1,732         1,415         1,145
Units purchased and transferred from
    other Travelers accounts ...................           79           64          78           379           389           349
Units redeemed and transferred to
    other Travelers accounts ...................         (115)        (105)       (128)          (72)          (72)          (79)
                                                    ----------  -----------  ----------   -----------   -----------   -----------
Units end of year ..............................        2,626        2,662       2,703         2,039         1,732         1,415
                                                    ==========  ===========  ==========   ===========   ===========   ===========

7.  SCHEDULE OF UNITS FOR UL
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, 1998 (CONTINUED)

                                                         INTERNATIONAL EQUITY FUND                 LONG-TERM BOND FUND
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................        82,315     79,390        82,883       5,985          7,329        63,209
Units purchased and transferred from
    other Travelers accounts ...................        10,129     12,044        17,163         713            812           976
Units redeemed and transferred to
    other Travelers accounts ...................        (7,597)    (9,119)      (20,656)       (895)        (2,156)      (56,856)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................        84,847     82,315        79,390       5,803          5,985         7,329
                                                    =========== ==========   ===========  ==========    ===========   ===========

                                                         EAFE(R) EQUITY INDEX FUND                SMALL CAP INDEX FUND
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................         5,249          -            -        5,618              -             -
Units purchased and transferred from
    other Travelers accounts ...................       161,887      5,371            -      141,205          6,057             -
Units redeemed and transferred to
    other Travelers accounts ...................       (28,613)      (122)           -      (35,109)          (439)            -
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       138,523      5,249            -      111,714          5,618             -
                                                    =========== ==========   ===========  ==========    ===========   ===========


                                                                                                 TEMPLETON ASSET STRATEGY
                                                          DREYFUS STOCK INDEX FUND                    FUND - CLASS I
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     2,964,750  2,207,470     1,521,389   2,371,081      2,686,853     2,549,205
Units purchased and transferred from
    other Travelers accounts ...................     1,411,166  1,283,679     1,449,234     348,360        478,138       599,350
Units redeemed and transferred to
    other Travelers accounts ...................      (680,087)  (526,399)     (763,153)   (366,953)      (793,910)     (461,702)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................     3,695,829  2,964,750     2,207,470   2,352,488      2,371,081     2,686,853
                                                    =========== ==========   ===========  ==========    ===========   ===========


                                                          TEMPLETON GLOBAL INCOME              TEMPLETON GROWTH SECURITIES
                                                         SECURITIES FUND - CLASS I                    FUND - CLASS I
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................       525,605    526,893       411,910   4,696,004      5,118,661     4,415,842
Units purchased and transferred from
    other Travelers accounts ...................        94,878    120,426       201,540     824,389        974,763     2,139,769
Units redeemed and transferred to
    other Travelers accounts ...................      (204,664)  (121,714)      (86,557)   (939,069)    (1,397,420)   (1,436,950)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       415,819    525,605       526,893   4,581,324      4,696,004     5,118,661
                                                    =========== ==========   ===========  ==========    ===========   ===========

6. SCHEDULE OF UNITS FOR FUND UL
   FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)

                                                       EQUITY INDEX PORTFOLIO - CLASS
                                                                I SHARES                         TOTAL RETURN PORTFOLIO
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................         5,277          -            -      699,620       677,132        521,673
Units purchased and transferred from
    other Travelers accounts ...................       144,247      5,496            -      166,289       150,912        236,730
Units redeemed and transferred to
    other Travelers accounts ...................       (23,025)      (219)           -      (51,003)     (128,424)       (81,271)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       126,499      5,277            -      814,906       699,620        677,132
                                                    =========== ==========   ===========  ==========    ===========   ===========


                                                       AGGRESSIVE GROWTH PORTFOLIO -          GLOBAL TECHNOLOGY PORTFOLIO -
                                                              SERVICE SHARES                         SERVICE SHARES
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................             -          -            -            -             -              -
Units purchased and transferred from
    other Travelers accounts ...................       223,117          -            -       75,111             -              -
Units redeemed and transferred to
    other Travelers accounts ...................       (21,785)         -            -       (1,875)            -              -
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       201,332          -            -       73,236             -              -
                                                    =========== ==========   ===========  ==========    ===========   ===========


                                                       WORLDWIDE GROWTH PORTFOLIO -
                                                             SERVICE SHARES                U.S. GOVERNMENT SECURITIES PORTFOLIO
                                                    -----------------------------------   --------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................             -          -            -    1,758,772     2,198,008      1,181,099
Units purchased and transferred from
    other Travelers accounts ...................       276,902          -            -      217,930       332,517      1,290,041
Units redeemed and transferred to
    other Travelers accounts ...................       (21,520)         -            -     (212,641)     (771,753)      (273,132)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       255,382          -            -    1,764,061     1,758,772      2,198,008
                                                    =========== ==========   ===========  ==========    ===========   ===========


                                                                                              ZERO COUPON BOND FUND PORTFOLIO
                                                            UTILITIES PORTFOLIO                        SERIES 1998
                                                    -----------------------------------   ---------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................       234,118    167,846       105,266           -             -      1,008,353
Units purchased and transferred from
    other Travelers accounts ...................        43,810     95,688        88,338           -             -            306
Units redeemed and transferred to
    other Travelers accounts ...................       (97,008)   (29,416)      (25,758)          -             -     (1,008,659)
                                                    ----------- ----------   -----------  ----------    -----------   -----------
Units end of year ..............................       180,920    234,118       167,846           -             -              -
                                                    =========== ==========   ===========  ==========    ===========   ===========

7.  SCHEDULE OF UNITS FOR FUND UL
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)


                                                           ZERO COUPON FUND PORTFOLIO          ZERO COUPON BOND FUND PORTFOLIO
                                                                 SERIES 2000                           SERIES 2005
                                                    -----------------------------------   ----------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     1,071,285  1,040,957     1,038,056     1,195,885     1,213,663     1,147,679
Units purchased and transferred from
    other Travelers accounts ...................       102,163     39,191        27,282       110,244       102,310       141,687
Units redeemed and transferred to
    other Travelers accounts ...................    (1,173,448)    (8,863)      (24,381)      (38,847)     (120,088)      (75,703)
                                                    ----------- ----------   -----------  ------------  ------------  ------------
Units end of year ..............................             -  1,071,285     1,040,957     1,267,282     1,195,885     1,213,663
                                                    =========== ==========   ===========  ============  ============  ============



                                                     AIM CAPITAL APPRECIATION PORTFOLIO         ALLIANCE GROWTH PORTFOLIO
                                                    -----------------------------------   ----------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     1,653,568  1,371,702     1,053,016     2,557,775     2,112,618     1,469,867
Units purchased and transferred from
    other Travelers accounts ...................       793,684    452,453       587,375     1,136,435       777,779       969,293
Units redeemed and transferred to
    other Travelers accounts ...................      (239,731)  (170,587)     (268,689)     (497,599)     (332,622)     (326,542)
                                                    ----------- ----------   -----------  ------------  ------------  ------------
Units end of year ..............................     2,207,521  1,653,568     1,371,702     3,196,611     2,557,775     2,112,618
                                                    =========== ==========   ===========  ============  ============  ============


                                                       MFS TOTAL RETURN PORTFOLIO           PUTNAM DIVERSIFIED INCOME PORTFOLIO
                                                    -----------------------------------   ---------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     1,263,012  1,127,421       580,164             -             -             -
Units purchased and transferred from
    other Travelers accounts ...................       275,882    337,308       651,137           959             -             -
Units redeemed and transferred to
    other Travelers accounts ...................      (343,497)  (201,717)     (103,880)         (194)            -             -
                                                    ----------- ----------   -----------  ------------  -----------   -----------
Units end of year ..............................     1,195,397  1,263,012     1,127,421           765             -             -
                                                    =========== ==========   ===========  ============  ===========   ===========

                                                                                          SMITH BARNEY LARGE CAPITALIZATION GROWTH
                                                    SMITH BARNEY HIGH INCOME PORTFOLIO                   PORTFOLIO
                                                    -----------------------------------   ---------------------------------------

                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................       641,249    630,959       386,886             -             -             -
Units purchased and transferred from
    other Travelers accounts ...................       125,087    158,530       285,317       111,234             -             -
Units redeemed and transferred to
    other Travelers accounts ...................      (361,696)  (148,240)      (41,244)       (8,082)            -             -
                                                    ----------- ----------   -----------  ------------  -----------   -----------
Units end of year ..............................       404,640    641,249       630,959       103,152             -             -
                                                    =========== ==========   ===========  ============  ===========   ===========

7.  SCHEDULE OF UNITS FOR FUND UL
    FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (CONTINUED)

                                                  SMITH BARNEY LARGE CAP VALUE PORTFOLIO   EQUITY-INCOME PORTFOLIO INITIAL CLASS
                                                  --------------------------------------  ----------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................       774,091    598,565       460,366     4,769,302     4,467,025     4,031,218
Units purchased and transferred from
    other Travelers accounts ...................       267,858    908,608       241,488       833,006     1,359,251     1,251,314
Units redeemed and transferred to
    other Travelers accounts ...................      (198,117)  (733,082)     (103,289)   (1,295,230)   (1,056,974)     (815,507)
                                                    ----------- ----------   -----------  ------------  ------------  ------------
Units end of year ..............................       843,832    774,091       598,565     4,307,078     4,769,302     4,467,025
                                                    =========== ==========   ===========  ============  ============  ============



                                                     GROWTH PORTFOLIO - INITIAL CLASS      HIGH INCOME PORTFOLIO - INITIAL CLASS
                                                    -----------------------------------   ----------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     5,601,229  4,992,277     5,270,282     2,252,601     2,731,506     2,267,970
Units purchased and transferred from
    other Travelers accounts ...................     1,194,897  1,493,625     1,562,195       398,871       417,814     2,120,094
Units redeemed and transferred to
    other Travelers accounts ...................      (760,393)  (884,673)   (1,840,200)     (769,728)     (896,719)   (1,656,558)
                                                    ----------- ----------   -----------  ------------  ------------  ------------
Units end of year ..............................     6,035,733  5,601,229     4,992,277     1,881,744     2,252,601     2,731,506
                                                    =========== ==========   ===========  ============  ============  ============


                                                            ASSET MANAGER PORTFOLIO -
                                                                 INITIAL CLASS                          COMBINED
                                                    -----------------------------------   ----------------------------------------
                                                       2000          1999       1998         2000           1999          1998
                                                       ----          ----       ----         ----           ----          ----
Units beginning of year ........................     2,983,502  3,309,553     3,007,464    47,009,545    43,200,459    37,897,289
Units purchased and transferred from
    other Travelers accounts ...................       334,802    460,341       820,299    16,185,079    17,441,053    21,600,440
Units redeemed and transferred to
    other Travelers accounts ...................      (543,885)  (786,392)     (518,210)  (15,527,093)  (13,631,967)  (16,297,270)
                                                    ----------- ----------   -----------  ------------  ------------  ------------
Units end of year ..............................     2,774,419  2,983,502     3,309,553    47,667,531    47,009,545    43,200,459
                                                    =========== ==========   ===========  ============  ============  ============

                         INDEPENDENT AUDITORS' REPORT



The Board of Directors of The Travelers Insurance Company and Owners of Variable Life Insurance Contracts of The Travelers Fund UL for Variable Life
Insurance:


We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL for Variable Life Insurance (comprised of the sub-accounts listed in note 1) (collectively, "the Account") as of December 31, 2000, and the related statements of operations and changes in net assets for each of the years in the three-year period then ended. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 2000, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2000, the results of its operations and changes in its net assets for each of the years in the three-year period then ended in conformity with accounting principles generally accepted in the United States of America.



                                 KPMG LLP


Hartford, Connecticut
February 15, 2001

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                             Independent Auditors
                                   KPMG LLP
                            Hartford, Connecticut















This report is prepared for the general information of contract owners and is not an offer of units of The Travelers Fund UL for Variable Life Insurance or shares of Fund UL's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund UL product(s) for Variable Life Insurance offered by The Travelers Insurance Company and the Prospectuses for the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
Hartford, Connecticut
January 16, 2001

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ in millions)




FOR THE YEAR ENDED DECEMBER 31,                             2000     1999      1998
                                                            ----     ----      ----
REVENUES
Premiums                                                  $1,966    $1,728    $1,727
Net investment income                                      2,730     2,506     2,185
Realized investment gains (losses)                           (77)      113       149
Fee income                                                   505       432       370
Other revenues                                               130        89        70
------------------------------------------------------------------------------------
   Total Revenues                                          5,254     4,868     4,501
------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                      1,752     1,505     1,462
Interest credited to contractholders                       1,038       937       876
Amortization of deferred acquisition costs                   347       315       275
General and administrative expenses                          463       519       505
------------------------------------------------------------------------------------
   Total Benefits and Expenses                             3,600     3,276     3,118
------------------------------------------------------------------------------------

Income before federal income taxes                         1,654     1,592     1,383
------------------------------------------------------------------------------------

Federal income taxes
   Current                                                   462       409       442
   Deferred                                                   89       136        39
------------------------------------------------------------------------------------
   Total Federal Income Taxes                                551       545       481
------------------------------------------------------------------------------------
Net income                                                $1,103    $1,047      $902
====================================================================================


                   See Notes to Consolidated Financial Statements.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ in millions)



DECEMBER 31,                                                        2000      1999
-------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value
    (including $1,494 at December 31, 2000 subject
    to securities lending agreements)                              $26,812  $23,866
Equity securities, at fair value                                       592      784
Mortgage loans                                                       2,187    2,285
Real estate held for sale                                               31      236
Policy loans                                                         1,249    1,258
Short-term securities                                                2,136    1,283
Trading securities, at fair value                                    1,870    1,678
Other invested assets                                                2,356    2,098
-------------------------------------------------------------------------------------
   Total Investments                                                37,233   33,488
-------------------------------------------------------------------------------------
Cash                                                                   150       85
Investment income accrued                                              442      395
Premium balances receivable                                             97      109
Reinsurance recoverables                                             3,977    3,234
Deferred acquisition costs                                           2,989    2,688
Separate and variable accounts                                      24,006   22,199
Other assets                                                         1,399    1,333
-------------------------------------------------------------------------------------
   Total Assets                                                    $70,293  $63,531
-------------------------------------------------------------------------------------
LIABILITIES
Contractholder funds                                               $19,394  $17,567
Future policy benefits and claims                                   13,300   12,563
Separate and variable accounts                                      23,994   22,194
Deferred federal income taxes                                          284       23
Trading securities sold not yet purchased, at fair value             1,109    1,098
Other liabilities                                                    3,818    2,466
-------------------------------------------------------------------------------------
   Total Liabilities                                                61,899   55,911
-------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,
  issued and outstanding                                               100      100
Additional paid-in capital                                           3,848    3,819
Retained earnings                                                    4,342    4,099
Accumulated other changes in equity from non-owner sources             104     (398)
-------------------------------------------------------------------------------------
   Total Shareholder's Equity                                        8,394    7,620
-------------------------------------------------------------------------------------
   Total Liabilities and Shareholder's Equity                      $70,293  $63,531
=====================================================================================


                   See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ in millions)



STATEMENTS OF CHANGES IN RETAINED EARNINGS           2000        1999         1998
------------------------------------------------------------------------------------
Balance, beginning of year                         $ 4,099      $ 3,602      $2,810
Net income                                           1,103        1,047         902
Dividends to parent                                    860          550         110
------------------------------------------------------------------------------------
Balance, end of year                               $ 4,342      $ 4,099      $3,602
====================================================================================

STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Balance, beginning of year                         $  (398)     $   598      $  535
Unrealized gains (losses), net of tax                  502         (996)         62
Foreign currency translation, net of tax                 0            0           1
------------------------------------------------------------------------------------
Balance, end of year                               $   104      $  (398)     $  598
====================================================================================

SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Net Income                                         $ 1,103      $ 1,047      $  902
Other changes in equity from non-owner sources         502         (996)         63
------------------------------------------------------------------------------------
Total changes in equity from non-owner sources     $ 1,605      $    51      $  965
====================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                               2000          1999          1998
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                                       $  1,986      $  1,715      $  1,763
   Net investment income received                              2,489         2,365         2,021
   Other revenues received                                       865           537           419
   Benefits and claims paid                                   (1,193)       (1,094)       (1,127)
   Interest credited to contractholders                       (1,046)         (958)         (918)
   Operating expenses paid                                      (970)       (1,013)         (751)
   Income taxes paid                                            (490)         (393)         (506)
   Trading account investments purchases, net                   (143)          (80)          (38)
   Other                                                        (258)         (104)           12
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                1,240           975           875
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                                         4,257         4,103         2,608
      Mortgage loans                                             380           662           722
   Proceeds from sales of investments
      Fixed maturities                                        10,840        12,562        13,390
      Equity securities                                          397           100           212
      Real estate held for sale                                  244           219            53
   Purchases of investments
      Fixed maturities                                       (17,836)      (18,129)      (18,072)
      Equity securities                                           (7)         (309)         (194)
      Mortgage loans                                            (264)         (470)         (457)
   Policy loans, net                                               9           599            15
   Short-term securities (purchases) sales, net                 (810)          316          (495)
   Other investments purchases, net                             (461)         (413)         (550)
   Securities transactions in course of settlement, net          944          (463)          192
-------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                      (2,307)       (1,223)       (2,576)
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Contractholder fund deposits                                6,022         5,764         4,383
   Contractholder fund withdrawals                            (4,030)       (4,946)       (2,565)
   Dividends to parent company                                  (860)         (550)         (110)
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                1,132           268         1,708
-------------------------------------------------------------------------------------------------
Net increase in cash                                              65            20             7
Cash at December 31, previous year                                85            65            58
-------------------------------------------------------------------------------------------------
Cash at December 31, current year                           $    150      $     85      $     65
=================================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies used in the preparation of the accompanying financial statements follow.

   BASIS OF PRESENTATION

   The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), is a wholly owned subsidiary of The Travelers Insurance Group Inc.
   (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated.

   The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

   Certain prior year amounts have been reclassified to conform to the 2000 presentation.

   ACCOUNTING CHANGES

   ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
   EXTINGUISHMENTS OF LIABILITIES

   In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of FAS 125 are effective for transfers taking place after March 31, 2001. Special purpose entities (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. It is not expected that there will be a significant effect on the Company's results of operations, financial condition or liquidity relating to a change in consolidation status for existing qualifying SPEs under FAS 140. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires
   (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b) disclosure of assets pledged as collateral that have not been reclassified and separately reported. The change in accounting for collateral did not have a significant effect on the Company's results of operations, financial condition or liquidity. See Note 4.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

   During the third quarter of 1998, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, results of operations or liquidity.

   ACCOUNTING POLICIES

   INVESTMENTS
   Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider.

   Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

   Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 2000 and 1999.

   Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 2000 and 1999.

   Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

   Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

   Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock. See Note 14.

   Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

   DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts, interest rate swaps, currency swaps and equity swaps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is generally used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment. Derivatives that do not qualify for hedge accounting are marked to market with changes in market value reflected in the consolidated statement of income.

   Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

   Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity. Interest rate, currency options and currency swaps hedging liabilities are off-balance sheet.

   Gains and losses arising from equity index options are marked to market with changes in market value reflected in realized investment gains (losses).

   Forward contracts, interest rate options and equity swaps were not significant at December 31, 2000 and 1999. Information concerning derivative financial instruments is included in Note 12.

   INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   DEFERRED ACQUISITION COSTS

   Costs of acquiring individual life insurance and annuities, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20-year amortization period is used; for long-term care insurance, a 10 to 20-year period is used, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

   VALUE OF INSURANCE IN FORCE

   The value of insurance in force is an asset that was recorded at the time of acquisition of the Company by Citigroup's predecessor. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. The carrying value at December 31, 2000 and 1999 was $170 million and $215 million, respectively.

   SEPARATE AND VARIABLE ACCOUNTS

   Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

   GOODWILL

   Goodwill, which is included in other assets, represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount of $294 million and $404 million at December 31, 2000 and 1999, respectively, is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill is unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

   CONTRACTHOLDER FUNDS

   Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

   FUTURE POLICY BENEFITS

   Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 8.1%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

   OTHER LIABILITIES

   Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2000 and 1999, the Company had a liability of $22.5 million and $21.9 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $3.4 million and $4.7 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

   PERMITTED STATUTORY ACCOUNTING PRACTICES

   The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners
   (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of presently permitted accounting practices on statutory surplus of the Company is not material.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. The State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. Massachusetts and other states have addressed compliance with the revised Manual in a similar manner. The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   PREMIUMS

   Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   OTHER REVENUES

   Other revenues include management fees for variable annuity separate accounts; surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts; and revenues of non-insurance subsidiaries.

   CURRENT AND FUTURE INSURANCE BENEFITS

   Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

   INTEREST CREDITED TO CONTRACTHOLDERS

   Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

   FEDERAL INCOME TAXES

   The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

   STOCK-BASED COMPENSATION

   The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). See note 14. The Company accounts for its stock-based non-employee compensation plans at fair value.

   FUTURE APPLICATION OF ACCOUNTING STANDARDS

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS
   133). In June 1999, the FASB issued Statement of Financial Standards No. 137, "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137), which allows entities that have not yet adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," which amends the accounting and reporting standards of FAS 133. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000. The Company will adopt FAS 133, as amended, as of January 1, 2001.

   The Company has determined that the cumulative effect of FAS 133, as amended, will not be significant. The Company does, however, anticipate a significant and continuing increase in the complexity of the accounting and the recordkeeping requirements for hedging activities and for insurance-related contracts and may make changes to its risk management strategies. The Company does not expect that FAS 133, as amended, will have a significant impact on its results of operations, financial condition or liquidity in future periods.


2. BUSINESS DISPOSITION

   Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. The proceeds were $410 million, resulting in a deferred gain of approximately $150 million after-tax. The deferred gain will be amortized in relation to anticipated premiums. Earned premiums were $138 million, $230 million and $200 million in 2000, 1999 and 1998, respectively.

3. OPERATING SEGMENTS

   The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

   The TRAVELERS LIFE & ANNUITY business segment consolidates primarily the business of TIC and TLAC. Travelers Life & Annuity core offerings include individual annuity, group annuity, individual life and corporate owned life insurance (COLI) insurance products distributed by TIC and TLAC under the Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions.

   The PRIMERICA LIFE INSURANCE business segment consolidates primarily the business of Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL. The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 87,000 full and part-time licensed Personal Financial Analysts.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume. The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

   BUSINESS SEGMENT INFORMATION:

   ----------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE      PRIMERICA LIFE
    2000 ($ in millions)                                      & ANNUITY            INSURANCE           TOTAL
   ----------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   860              $1,106          $ 1,966
       Deposits                                                 11,536                  --           11,536
                                                               -------              ------          -------
    Total business volume                                      $12,396              $1,106          $13,502
    Net investment income                                        2,450                 280            2,730
    Interest credited to contractholders                         1,038                  --            1,038
    Amortization of deferred acquisition costs                     166                 181              347
    Total expenditures for deferred acquisition costs              376                 272              648
    Federal income taxes on Operating Income                       381                 197              578
    Operating Income (excludes realized gains or
        losses and the related FIT)                            $   777              $  376          $ 1,153
    Segment Assets                                             $62,771              $7,522          $70,293
   ----------------------------------------------------------------------------------------------------------


    ---------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE     PRIMERICA LIFE
    1999 ($ in millions)                                      & ANNUITY          INSURANCE            TOTAL
    ---------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   656             $1,072             $ 1,728
       Deposits                                                 10,639                 --              10,639
                                                               -------             ------             -------
    Total business volume                                      $11,295             $1,072             $12,367
    Net investment income                                        2,249                257               2,506
    Interest credited to contractholders                           937                 --                 937
    Amortization of deferred acquisition costs                     127                188                 315
    Total expenditures for deferred acquisition costs              430                256                 686
    Federal income taxes on Operating Income                       319                186                 505
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   619             $  355             $   974
    Segment Assets                                             $56,615             $6,916             $63,531
    ---------------------------------------------------------------------------------------------------------

                    THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   -----------------------------------------------------------------------------------------------------
                                                           TRAVELERS LIFE  PRIMERICA LIFE
   1998 ($ in millions)                                       & ANNUITY       INSURANCE          TOTAL
   -----------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   670          $1,057          $ 1,727
       Deposits                                                  7,437              --            7,437
                                                               -------          ------          -------
    Total business volume                                      $ 8,107          $1,057          $ 9,164
    Net investment income                                        1,965             220            2,185
    Interest credited to contractholders                           876              --              876
    Amortization of deferred acquisition costs                      88             187              275
    Total expenditures for deferred acquisition costs              319             247              566
    Federal income taxes on Operating Income                       260             170              430
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   493          $  312          $   805
    Segment Assets                                             $49,646          $6,902          $56,548
   -----------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


    -------------------------------------------------------------------------------------------
    BUSINESS SEGMENT RECONCILIATION:
    ($ in millions)
    -------------------------------------------------------------------------------------------

    REVENUES                                            2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total business volume                             $ 13,502        $ 12,367        $  9,164
    Net investment income                                2,730           2,506           2,185
    Realized investment gains (losses)                     (77)            113             149
    Other revenues, including fee income                   635             521             440
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total revenues                                $  5,254        $  4,868        $  4,501
    ===========================================================================================

    OPERATING INCOME                                    2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total operating income of business segments       $  1,153        $    974        $    805
    Realized investment gains (losses), net of tax         (50)             73              97
    -------------------------------------------------------------------------------------------
        Income from continuing operations             $  1,103        $  1,047        $    902
    ===========================================================================================

    ASSETS                                              2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total assets of business segments                 $ 70,293        $ 63,531        $ 56,548
    ===========================================================================================

    BUSINESS VOLUME AND REVENUES                          2000            1999            1998
    -------------------------------------------------------------------------------------------
    Individual Annuities                              $  7,101        $  5,816        $  4,326
    Group Annuities                                      6,563           6,572           4,942
    Individual Life and Health Insurance                 2,445           2,424           2,257
    Other (a)                                              681             695             413
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total Revenue                                 $  5,254        $  4,868        $  4,501
    ===========================================================================================

   (a) Other represents revenue attributable to unallocated capital and run-off businesses.


   The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

   The Company had no transactions with a single customer representing 10% or more of its revenue.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


4. INVESTMENTS

   FIXED MATURITIES

   The amortized cost and fair value of investments in fixed maturities were as follows:

      -----------------------------------------------------------------------------------------------------------
                                                                          GROSS          GROSS
      DECEMBER 31, 2000                                  AMORTIZED      UNREALIZED     UNREALIZED        FAIR
      ($ in millions)                                       COST           GAINS         LOSSES         VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                 $ 5,492          $169          $ 34          $ 5,627
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                           1,141            71             5            1,207
         Obligations of states, municipalities
         and political subdivisions                           168            14             1              181
         Debt securities issued by foreign
         governments                                          761            18            14              765
         All other corporate bonds                         14,575           269           253           14,591
         Other debt securities                              4,217            87            59            4,245
         Redeemable preferred stock                           201            14            19              196
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                      $26,555          $642          $385          $26,812
      -----------------------------------------------------------------------------------------------------------

                                                                             GROSS        GROSS
      DECEMBER 31, 1999                                    AMORTIZED      UNREALIZED    UNREALIZED        FAIR
      ($ in millions)                                        COST            GAINS        LOSSES          VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                   $ 5,081          $ 22          $224          $ 4,879
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                             1,032            14            53              993
         Obligations of states, municipalities and
         political subdivisions                                 214            --            31              183
         Debt securities issued by foreign
         governments                                            811            35            10              836
         All other corporate bonds                           13,938            69           384           13,623
         Other debt securities                                3,319            30            99            3,250
         Redeemable preferred stock                             105             4             7              102
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                        $24,500          $174          $808          $23,866
      -----------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Proceeds from sales of fixed maturities classified as available for sale were $10.8 billion, $12.6 billion and $13.4 billion in 2000, 1999 and 1998, respectively. Gross gains of $213 million, $200 million and $314 million and gross losses of $432 million, $223 million and $203 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion at December 31, 2000 and 1999.

   The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      --------------------------------------------------------------------------
                                                    AMORTIZED
      ($ in millions)                                  COST          FAIR VALUE
      --------------------------------------------------------------------------
      MATURITY:
         Due in one year or less                     $ 1,556          $ 1,545
         Due after 1 year through 5 years              7,789            7,839
         Due after 5 years through 10 years            5,606            5,640
         Due after 10 years                            6,112            6,161
                                                     ------------------------
                                                      21,063           21,185
                                                     ------------------------
         Mortgage-backed securities                    5,492            5,627
      --------------------------------------------------------------------------
            Total Maturity                           $26,555          $26,812
      --------------------------------------------------------------------------


   The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

   At December 31, 2000 and 1999, the Company held CMOs classified as available for sale with a fair value of $4.4 billion and $3.8 billion, respectively. Approximately 49% and 52%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2000 and 1999. In addition, the Company held $1.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2000 and 1999. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in a short-term investment pool. See Note 14. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2000 and 1999, the Company held collateral of $1.5 billion and $561.1 million, respectively.

   EQUITY SECURITIES

   The cost and fair values of investments in equity securities were as follows:

      ------------------------------------------------------------------------------------------
                                                              GROSS          GROSS
      EQUITY SECURITIES:                                    UNREALIZED     UNREALIZED     FAIR
      ($ in millions)                             COST         GAINS         LOSSES       VALUE
      ------------------------------------------------------------------------------------------
      DECEMBER 31, 2000
         Common stocks                            $139          $ 11          $25          $125
         Non-redeemable preferred stocks           492             7           32           467
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $631          $ 18          $57          $592
      ------------------------------------------------------------------------------------------

      DECEMBER 31, 1999
         Common stocks                            $195          $123          $ 4          $314
         Non-redeemable preferred stocks           496            15           41           470
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $691          $138          $45          $784
      ------------------------------------------------------------------------------------------

   Proceeds from sales of equity securities were $397 million, $100 million and $212 million in 2000, 1999 and 1998, respectively. Gross gains of $107 million, $15 million and $30 million and gross losses of $16 million, $8 million and $24 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   MORTGAGE LOANS AND REAL ESTATE HELD FOR SALE

   At December 31, 2000 and 1999, the Company's mortgage loan and real estate held for sale portfolios consisted of the following:

      --------------------------------------------------------------------------------------
      ($ in millions)                                                 2000            1999
      --------------------------------------------------------------------------------------
      Current Mortgage Loans                                         $2,144          $2,228
      Underperforming Mortgage Loans                                     43              57
                                                                     ----------------------
         Total Mortgage Loans                                         2,187           2,285
                                                                     ----------------------

      Real Estate Held For Sale - Foreclosed                             18             223
      Real Estate Held For Sale - Investment                             13              13
      --------------------------------------------------------------------------------------
         Total Real Estate                                               31             236
      --------------------------------------------------------------------------------------
         Total Mortgage Loans and Real Estate Held for Sale          $2,218          $2,521
      ======================================================================================

   Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)
   Aggregate annual maturities on mortgage loans at December 31, 2000 are as follows:

      ---------------------------------------------
      YEAR ENDING DECEMBER 31,
      ($ in millions)
      ---------------------------------------------
      Past Maturity                         $   32
      2001                                     259
      2002                                     152
      2003                                     172
      2004                                     167
      2005                                     124
      Thereafter                             1,281
      ---------------------------------------------
         Total                              $2,187
      ---------------------------------------------

   TRADING SECURITIES

   Trading securities of the Company are held in Tribeca Investments LLC. See
   Note 12.

      -------------------------------------------------------------------------
      ($ in millions)                                     2000           1999
      -------------------------------------------------------------------------
      TRADING SECURITIES OWNED

      Convertible bond arbitrage                         $1,474          $1,045
      Merger arbitrage                                      309             421
      Other                                                  87             212
      -------------------------------------------------------------------------
         Total                                           $1,870          $1,678
      -------------------------------------------------------------------------

      TRADING SECURITIES SOLD NOT YET PURCHASED

      Convertible bond arbitrage                         $  845          $  799
      Merger arbitrage                                      205             299
      Other                                                  59              --
      -------------------------------------------------------------------------
         Total                                           $1,109          $1,098
      -------------------------------------------------------------------------

   The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

   OTHER INVESTED ASSETS
   Other invested assets are composed of the following:

      ------------------------------------------------------------------------
      ($ in millions)                                    2000           1999
      ------------------------------------------------------------------------
      Investment in Citigroup preferred stock          $  987          $  987
      Partnership investments                             807             592
      Real estate joint ventures                          535             502
      Other                                                27              17
      ------------------------------------------------------------------------
      Total                                            $2,356          $2,098
      ------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   CONCENTRATIONS

   At December 31, 2000 and 1999, the Company had an investment in Citigroup Preferred Stock of $987 million. See Note 14.

   The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 14.

   The Company had concentrations of investments, primarily fixed maturities at fair value, in the following industries:

      --------------------------------------------------
      ($ in millions)                  2000      1999
      --------------------------------------------------
      Electric Utilities              $2,244    $1,653
      Banking                          2,078     1,906
      Finance                          1,836     1,571
      --------------------------------------------------

   The Company held investments in foreign banks in the amount of $1,082 million and $1,012 million at December 31, 2000 and 1999, respectively, which are included in the table above. Below investment grade assets included in the preceding table were not significant.

   Included in fixed maturities are below investment grade assets totaling $2.0 billion and $2.2 billion at December 31, 2000 and 1999, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

   Mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state. Also, there is no significant mortgage loan investment in a particular property type.

   The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

   NON-INCOME PRODUCING INVESTMENTS

   Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

   RESTRUCTURED INVESTMENTS

   The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2000 and 1999. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2000 and in 1999. Interest on these assets, included in net investment income, was also insignificant in 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   NET INVESTMENT INCOME

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      GROSS INVESTMENT INCOME
         Fixed maturities                      $2,061    $1,806     $1,598
         Mortgage loans                           223       235        295
         Trading                                  208       141         43
         Joint ventures and partnerships          150       141         74
         Other, including policy loans            237       287        240
      ---------------------------------------------------------------------
      Total Gross Investment Income             2,879     2,610      2,250
      ---------------------------------------------------------------------
      Investment expenses                         149       104         65
      ---------------------------------------------------------------------
      Net Investment Income                    $2,730    $2,506     $2,185
      ---------------------------------------------------------------------

   REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

   Net realized investment gains (losses) for the periods were as follows:

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      REALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                      $(219)       $(23)     $111
         Equity securities                        91           7         6
         Mortgage loans                           27          29        21
         Real estate held for sale                25         108        16
         Other                                    (1)         (8)       (5)
      ---------------------------------------------------------------------
                Total Realized Investment
                  Gains (Losses)               $ (77)       $113      $149
      ---------------------------------------------------------------------

   Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:

      ---------------------------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,                             2000             1999             1998
      ($ in millions)
      ---------------------------------------------------------------------------------------------------
      UNREALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                                        $ 891           $(1,554)          $    91
         Equity securities                                        (132)               49                13
         Other                                                      14               (30)             (169)
      ---------------------------------------------------------------------------------------------------
            Total Unrealized Investment Gains (Losses)             773            (1,535)              (65)
      ---------------------------------------------------------------------------------------------------

         Related taxes                                             271              (539)              (20)
      ---------------------------------------------------------------------------------------------------
         Change in unrealized investment gains (losses)            502              (996)              (45)
         Transferred to paid in capital, net of tax                 --                --              (585)
         Balance beginning of year                                (398)              598             1,228
      ---------------------------------------------------------------------------------------------------
            Balance End of Year                                  $ 104           $  (398)          $   598
      ---------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   In 1998 Citigroup common stock owned by the Company was converted to Citigroup preferred stock. The balance of unrealized appreciation on the common stock was transferred to additional paid in capital.

   Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock.


5. REINSURANCE

   The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

   Since 1997 universal life business has been reinsured under an 80%/20% quota share reinsurance program and term life business has been reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million. Total in-force business ceded under reinsurance contracts is $252.5 billion and $222.5 billion at December 31, 2000 and 1999.

   The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

   A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

      WRITTEN PREMIUMS                          2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,634    $2,274     $2,310
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (195)     (206)      (242)
         Non-affiliated companies               (465)     (322)      (317)
     ----------------------------------------------------------------------
      Total Net Written Premiums               $1,974    $1,746     $1,751
     ======================================================================

      EARNED PREMIUMS                           2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,644    $2,248     $2,286
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (216)     (193)      (251)
         Non-affiliated companies               (462)     (327)      (308)
     ----------------------------------------------------------------------
      Total Net Earned Premiums                $1,966    $1,728     $1,727
     ======================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Reinsurance recoverables at December 31, 2000 and 1999 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

      REINSURANCE RECOVERABLES                  2000      1999
     -----------------------------------------------------------
      Life and Accident and Health Business:
         Non-affiliated companies              $2,024    $1,221
      Property-Casualty Business:
         Affiliated companies                   1,953     2,013
     -----------------------------------------------------------
      Total Reinsurance Recoverables           $3,977    $3,234
     ===========================================================

   Reinsurance recoverables include $820 million from General Electric Capital Assurance Company at December 31, 2000, related to the July 1, 2000 indemnity reinsurance transaction. Reinsurance recoverables also include $539 million and $569 million, from The Metropolitan Life Insurance Company as of December 31, 2000 and 1999, respectively.

6. DEPOSIT FUNDS AND RESERVES

   At December 31, 2000 and 1999, the Company had $29.7 billion and $27.0 billion of life and annuity deposit funds and reserves, respectively. Of that total, $16.4 billion and $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $13.3 billion and $13.2 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $2.9 billion and $2.1 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $4.9 billion and $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.5% and 4.6%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.5 billion and $6.2 billion of liabilities are surrenderable without charge. More than 10.5% and 12.7% of these relate to individual life products for 2000 and 1999, respectively. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.


7. COMMERCIAL PAPER AND LINES OF CREDIT

   TIC has issued commercial paper directly to investors in prior years. No commercial paper was outstanding at December 31, 2000 or December 31, 1999. TIC must maintain bank lines of credit at least equal to the amount of the outstanding commercial paper. Citigroup and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to Citigroup or TIC. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in June 2001. At December 31, 2000 and 1999, no credit under this agreement was allocated to TIC. Under this facility TIC is required to maintain certain minimum equity and risk-based capital levels. At December 31, 2000, the Company was in compliance with these provisions. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a contractually negotiated margin.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


8. FEDERAL INCOME TAXES

      EFFECTIVE TAX RATE

      ($ in millions)
      ----------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000            1999            1998
      ----------------------------------------------------------------------------------
      Income Before Federal Income Taxes        $ 1,654         $ 1,592         $ 1,383
      Statutory Tax Rate                             35%             35%             35%
      ----------------------------------------------------------------------------------
      Expected Federal Income Taxes                 579             557             484
      Tax Effect of:
         Non-taxable investment income              (19)            (19)             (5)
         Other, net                                  (9)              7               2
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================
      Effective Tax Rate                             33%             34%             35%
      ----------------------------------------------------------------------------------

      COMPOSITION OF FEDERAL INCOME TAXES
      Current:
         United States                          $   429         $   377         $   418
         Foreign                                     33              32              24
      ----------------------------------------------------------------------------------
         Total                                      462             409             442
      ----------------------------------------------------------------------------------
      Deferred:
         United States                               96             143              40
         Foreign                                     (7)             (7)             (1)
      ----------------------------------------------------------------------------------
         Total                                       89             136              39
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================

   Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2000, 1999 and 1998 were $24 million, $17 million and $17 million, respectively.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The net deferred tax liabilities at December 31, 2000 and 1999 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

      ------------------------------------------------------------------------------------------
      ($ in millions)                                                       2000          1999
      ------------------------------------------------------------------------------------------
      Deferred Tax Assets:
         Benefit, reinsurance and other reserves                          $   667        $ 645
         Operating lease reserves                                              66           70
         Investments, net                                                      --           11
         Other employee benefits                                              102          106
         Other                                                                139          142
      ------------------------------------------------------------------------------------------
            Total                                                             974          974
      ------------------------------------------------------------------------------------------

      Deferred Tax Liabilities:
         Deferred acquisition costs and value of insurance in force          (843)        (773)
         Investments, net                                                    (308)          --
         Other                                                               (107)        (124)
      ------------------------------------------------------------------------------------------
            Total                                                          (1,258)        (897)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax (Liability) Asset Before Valuation Allowance          (284)          77
      Valuation Allowance for Deferred Tax Assets                               0         (100)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax Liability After Valuation Allowance                $  (284)       $ (23)
      ------------------------------------------------------------------------------------------

   The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

   The elimination of the valuation allowance for deferred tax assets in 2000 resulted from an analysis of the availability of capital gains to offset capital losses. In management's opinion, there will be adequate capital gains to make realization of existing capital losses more likely than not. The reduction in the valuation allowance was recognized by reducing goodwill.

   At December 31, 2000, the Company had no ordinary or capital loss carryforwards.

   The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


9. SHAREHOLDER'S EQUITY

   Shareholder's Equity and Dividend Availability

   The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $981 million, $890 million and $702 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company's statutory capital and surplus was $5.16 billion and $5.03 billion at December 31, 2000 and 1999, respectively.

   Effective January 1, 2001, the Company will prepare its statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of Significant Accounting Policies, Permitted Statutory Accounting Practices). The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $984 million is available by the end of the year 2001 for such dividends without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk-based capital levels. The Company was in compliance with these covenants at December 31, 2000 and 1999. The Company paid dividends of $860 million, $550 million and $110 million in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9.   SHAREHOLDER'S EQUITY (CONTINUED)

Accumulated Other Changes in Equity from Non-Owner Sources, Net of Tax
--------------------------------------------------------------------------------

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:
--------------------------------------------------------------------------------

                                                              NET UNREALIZED       FOREIGN            ACCUMULATED OTHER
                                                              GAIN (LOSS) ON       CURRENCY           CHANGES IN EQUITY
                                                              INVESTMENT           TRANSLATION        FROM  NON-OWNER
($ in millions)                                               SECURITIES           ADJUSTMENTS        SOURCES
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 1998                                             $545                $(10)                  $535
Unrealized gains on investment securities,
     Net of tax of $85                                                159                   -                    159
Less: reclassification adjustment for gains
     Included in net income, net of tax of $52                         97                   -                     97
Foreign currency translation adjustment,
     Net of tax of $2                                                   -                   1                      1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                  62                   1                     63
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                            607                  (9)                   598
Unrealized losses on investment securities,
     Net of tax of $497                                              (923)                  -                   (923)
Less: reclassification adjustment for gains
     Included in net income, net of tax of $40                         73                   -                     73
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                (996)                  -                    (996)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                           (389)                 (9)                   (398)
------------------------------------------------------------------------------------------------------------------------------------
Unrealized gain on investment securities,
     Net of tax of $297                                               551                   -                     551
Less: reclassification adjustment for losses
     Included in net income, net of tax of $(27)                      (50)                  -                     (50)
Foreign currency translation adjustment,
     Net of tax of $1                                                   -                   1                       1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                 501                   1                     502
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                            112                  (8)                    104
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10.  BENEFIT PLANS

     Pension and Other Postretirement Benefits
     -----------------------------------------

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2000, 1999 and 1998.

     401(k) Savings Plan
     -------------------

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2000, 1999 and 1998.


11.  LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by Travelers Property Casualty Corp. (TPC). Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $26 million, $30 million, and $24 million in 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                              MINIMUM OPERATING
        ($ in millions)                                        RENTAL PAYMENTS
--------------------------------------------------------------------------------

        2001                                                       $49
        2002                                                        48
        2003                                                        47
        2004                                                        43
        2005                                                        41
        Thereafter                                                 283
--------------------------------------------------------------------------------
        Total Rental Payments                                     $511
--------------------------------------------------------------------------------


     Future sublease rental income of approximately $90 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $182 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


12.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments
     --------------------------------

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, currency swaps, equity swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company, through Tribeca Investments LLC, a subsidiary that is a broker/dealer, holds and issues derivative instruments for trading purposes. All of these derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, equity swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 2000 and 1999, the Company held financial futures contracts with notional amounts of $493 million and $255 million, respectively. These financial futures had no deferred gain or deferred loss in 2000, and a deferred gain of $1.8 million and a deferred loss of $.5 million in 1999. Total gains of $6.9 million from financial futures were deferred at December 31, 1999, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. There were no deferred amounts at December 31, 2000. At December 31, 2000 and 1999, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held interest rate swap contracts with notional amounts of $1,904 million and $1,498 million, respectively. The fair value of these financial instruments was $8.4 million (gain position) and $21.2 million (loss position) at December 31, 2000 and was $25.1 million (gain position) and $26.3 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with corresponding funding agreements issued in foreign currencies. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars based upon interest amounts calculated by reference to an agreed notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon the prevailing foreign exchange rate. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held currency swap contracts with notional amounts of $974.0 million and $732.7 million, respectively. The fair value of these financial instruments was $1.0 million (gain position) and $144.3 million (loss position) at December 31, 2000, respectively, and $59.0 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     At December 31, 2000 and 1999, the Company held interest rate, currency and equity swap contracts with affiliate counterparties with a notional amount of $168.7 million and $207.5 million, respectively, and a fair value of $8.3 million (gain position) and $22.6 million (loss position), respectively.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 2000 and 1999, the Company held equity options with notional amounts of $462.3 million and $275.4 million, respectively. The fair value of these financial instruments was $14.4 million (gain position) and $32.6 million (gain position) at December 31, 2000 and 1999, respectively. The fair value of these contracts represents the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 2000 and 1999.

     The off-balance sheet risk of derivative instruments held for trading purposes was not significant at December 31, 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 2000 and 1999. The Company had unfunded commitments to partnerships with a value of $491.2 million and $459.8 million at December 31, 2000 and 1999, respectively.

     Fair Value of Certain Financial Instruments
     -------------------------------------------
     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", and therefore are not included in the amounts discussed.

     At December 31, 2000 and 1999, investments in fixed maturities had a carrying value and a fair value of $26.8 billion and $23.9 billion, respectively. See Notes 1 and 4.

     At December 31, 2000, mortgage loans had a carrying value of $2.2 billion and a fair value of $2.2 billion and in 1999 had a carrying value of $2.3 billion and a fair value of $2.3 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Citigroup Preferred Stock, included in other invested assets, had a carrying value and fair value of $987 million at December 31, 2000 and 1999.

     At December 31, 2000, contractholder funds with defined maturities had a carrying value of $6.8 billion and a fair value of $6.7 billion, compared with a carrying value and a fair value of $5.0 billion and $4.7 billion at December 31, 1999. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 2000, compared with a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 1999. These contracts generally are valued at surrender value.

     The carrying values of $588 million and $228 million of financial instruments classified as other assets approximated their fair values at December 31, 2000 and 1999, respectively. The carrying values of $2.4 billion and $1.4 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 2000 and 1999, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999.

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


13.  COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     See Note 12 for a discussion of financial instruments with off-balance sheet risk.

     Litigation
     ----------

     In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

     The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 2000, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


14.  RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Company handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2000 and 1999, the pool totaled approximately $4.4 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $1.8 billion and $1.0 billion at December 31, 2000 and 1999, respectively, and is included in short-term securities in the consolidated balance sheet.

     The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney (SSB). Premiums and deposits related to these products were $1.9 billion, $1.4 billion, and $1.3 billion in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company also markets individual annuity and life and health insurance through CitiStreet Retirement Services, LLC (formerly The Copeland Companies) a division of CitiStreet a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet Retirement Services, LLC were $1.8 billion, $1.6 billion and $1.3 billion in 2000, 1999 and 1998, respectively.

     During 1998, the Company began distributing individual annuity products through an affiliate Citibank, NA, (Citibank). Deposits received from Citibank were $392 million in 2000 and were insignificant in 1999 and 1998.

     At December 31, 2000 and 1999 the Company had outstanding loaned securities to SSB for $234.1 million and $123.0 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 2000 and 1999, carried at cost. Dividends received on this investment were $32 million in 2000 and $32 million in 1999.

     The Company sells structured settlement annuities to the insurance subsidiaries of TPC in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $191 million, $156 million, and $104 million for 2000, 1999 and 1998, respectively. Reserves and contractholder funds related to these annuities amounted to $811 million and $798 million in 2000 and 1999, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

     Primerica Life has entered into a General Agency Agreement with Primerica Financial Services, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In each of 2000, 1999, and 1998 the fees paid by Primerica Life were $12.5 million.

     In 1998 Primerica became a distributor of products for Travelers Life & Annuity. Primerica sold $1.03 billion, $903 million and $256 million of individual annuities in 2000, 1999 and 1998, respectively.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options. During 2000, Citigroup introduced the Citigroup 2000 Stock Purchase Plan, which allowed eligible employees of Citigroup including the Company's employees to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date.

     The Company also participates in the Citigroup Capital Accumulation Plan. Participating officers and other key employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restriction period by the participant, who is required to render service to the Company during the restricted period.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant is included with other assets in the Consolidated Balance Sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2000, 1999 and 1998.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
       ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

       Net income, as reported                                    $1,103           $1,047           $902
       FAS 123 pro forma adjustments, after tax                      (19)             (16)           (13)
------------------------------------------------------------------------------------------------------------------------------------
       Net income, pro forma                                      $1,084           $1,031           $889
------------------------------------------------------------------------------------------------------------------------------------

       The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
------------------------------------------------------------------------------------------------------------------------------------
       Expected volatility of Citigroup Stock                        41.5%        44.1%              37.1%
       Risk-free interest rate                                       6.23%        5.29%              5.83%
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual dividend per Citigroup share                 $0.78        $0.47               $0.32
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual forfeiture rate                                  5%           5%                  5%
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:

------------------------------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                              2000            1999           1998
        ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

        Net Income From Continuing Operations                                      $1,103         $1,047           $902
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized (gains) losses                                               77          (113)           (149)
                 Deferred federal income taxes                                         89           136              39
                 Amortization of deferred policy acquisition costs                    347           315             275
                 Additions to deferred policy acquisition costs                      (648)         (686)           (566)
                 Investment income                                                   (384)         (221)           (202)
                 Premium balances                                                      20           (13)             36
                 Insurance reserves and accrued expenses                              559           411             335
                 Other                                                                 77            99             205
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operations                                   $1,240          $975            $875
------------------------------------------------------------------------------------------------------------------------------------

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999 and the conversion of Citigroup common stock into Citigroup preferred stock valued at $987 million in 1998.

                          Independent Auditors' Report



The Board of Directors and Shareholder
The Travelers Insurance Company:

Under date of January 16, 2001, we reported on the consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000, which are included in this Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.




/s/ KPMG LLP

Hartford, Connecticut
January 16, 2001

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE I
       SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2000
                                 ($ in millions)

------------------------------------------------------------------------------------------------------------------------------------
TYPE OF INVESTMENT                                                                                        AMOUNT SHOWN IN
                                                                              COST          VALUE         BALANCE SHEET(1)
------------------------------------------------------------------------------------------------------------------------------------
Fixed Maturities:
     Bonds:
         U.S. Government and government agencies and
         Authorities                                                        $4,317         $4,479              $4,479
         States, municipalities and political subdivisions                     169            181                 181
         Foreign governments                                                   760            765                 765
         Public utilities                                                    2,147          2,155               2,155
         Convertible bonds and bonds with warrants attached                    348            345                 345
         All other corporate bonds                                          18,612         18,691              18,691
------------------------------------------------------------------------------------------------------------------------------------
              Total Bonds                                                   26,353         26,616              26,616
     Redeemable preferred stocks                                               201            196                 196
------------------------------------------------------------------------------------------------------------------------------------
         Total Fixed Maturities                                             26,554         26,812              26,812
------------------------------------------------------------------------------------------------------------------------------------
Equity Securities:
     Common Stocks:
         Banks, trust and insurance companies                                   19             20                  20
         Industrial, miscellaneous and all other(2)                             75             59                  59
------------------------------------------------------------------------------------------------------------------------------------
              Total Common Stocks                                               94             79                  79
     Nonredeemable preferred stocks                                            492            467                 467
------------------------------------------------------------------------------------------------------------------------------------
         Total Equity Securities                                               586            546                 546
------------------------------------------------------------------------------------------------------------------------------------
Mortgage Loans                                                               2,187                              2,187
Real Estate Held For Sale                                                       31                                 31
Policy Loans                                                                 1,249                              1,249
Short-Term Securities                                                        2,136                              2,136
Other Investments(3)(4)(5)                                                   2,963                              2,931
------------------------------------------------------------------------------------------------------------------------------------
         Total Investments                                                 $35,706                            $35,892
------------------------------------------------------------------------------------------------------------------------------------

(1) Determined in accordance with methods described in Notes 1 and 4 of the Notes to Consolidated Financial Statements.

(2)  Excludes $46 million related party investment.

(3)  Excludes $987 million fair value of Citigroup Inc. preferred stock. See
     Note 14 of Notes to Consolidated Financial Statements.

(4) Also excludes $308 million fair value of investment in affiliated partnership interests.

(5) Includes derivatives marked to market and recorded at fair value in the balance sheet.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                  SCHEDULE III
                       SUPPLEMENTARY INSURANCE INFORMATION
                                 ($ in millions)


------------------------------------------------------------------------------------------------------------------------------------
                                        FUTURE
                                        POLICY
                                        BENEFITS,                                                  AMORTIZATION
                           DEFERRED     LOSSES,      OTHER POLICY                       BENEFITS,  OF  DEFERRED
                           POLICY       CLAIMS AND   CLAIMS AND             NET         CLAIMS     POLICY        OTHER
                           ACQUISITION  LOSS         BENEFITS      PREMIUM  INVESTMENT  AND        ACQUISITION   OPERATING  PREMIUMS
                           COSTS        EXPENSES(1)  PAYABLE       REVENUE  INCOME      LOSSES(2)  COSTS         EXPENSES   WRITTEN
-----------------------------------------------------------------------------------------------------------------------------------
                                                                        2000

Travelers Life & Annuity    $1,291        $29,377      $321        $  860   $2,450      $2,294     $166           $233       $ 859
Primerica Life               1,698          2,856       140         1,106      280         496      181            230       1,115
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,989        $32,233      $461        $1,966   $2,730      $2,790     $347           $463      $1,974
====================================================================================================================================
                                                                        1999

Travelers Life & Annuity    $1,081        $26,958      $280         $ 656   $2,249      $1,954     $127           $322       $ 666
Primerica Life               1,607          2,734       158         1,072      257         488      188            197       1,080
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,688        $29,692      $438        $1,728   $2,506      $2,442     $315           $519      $1,746
====================================================================================================================================
                                                                        1998

Travelers Life & Annuity     $ 779        $26,068      $232         $ 670   $1,965      $1,854     $ 88            $306      $ 683
Primerica Life               1,538          2,619       146         1,057      220         484      187             199      1,068
------------------------------------------------------------------------------------------------------------------------------------
Total                       $2,317        $28,687      $378        $1,727   $2,185      $2,338     $275            $505     $1,751
====================================================================================================================================

(1) Includes contractholder funds.

(2) Includes interest credited to contractholders.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES

                                   SCHEDULE IV
                                   REINSURANCE
                                 ($ in millions)

----------------------------------------------------------------------------------------------------------------
                                                                                                      PERCENTAGE
                                                                CEDED TO      ASSUMED                 OF  AMOUNT
                                                     GROSS       OTHER       FROM OTHER      NET        ASSUMED
                                                    AMOUNT     COMPANIES     COMPANIES      AMOUNT      TO NET
----------------------------------------------------------------------------------------------------------------
                                                                          2000
                                                                          ----

       Life Insurance In Force                    $480,958      $252,498      $3,692       $232,152      1.6%
       Premiums:
            Life insurance                          $2,106        $  330        $ --         $1,776       --
            Accident and health insurance              322           132          --            190       --
            Property casualty                          216           216          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                      $2,644        $  678        $ --         $1,966       --
                                                  ========      ========      ======       ========      =====
                                                                          1999
                                                                          ----
       Life Insurance In Force                    $457,541      $222,522      $3,723       $238,742      1.6%
       Premiums:
            Life insurance                         $ 1,768        $  313         $--        $ 1,455       --
            Accident and health insurance              287            14          --            273       --
            Property casualty                          193           193          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                     $ 2,248        $  520        $ --        $ 1,728       --
                                                  ========      ========      ======       ========      =====
                                                                          1998
                                                                          ----
       Life Insurance In Force                    $439,784      $201,294       $ 105       $238,595       --
       Premiums:
            Life insurance                         $ 1,784        $  304        $ --        $ 1,480       --
            Accident and health insurance              264            17          --            247       --
            Property casualty                          238           238          --             --       --
                                                  --------      --------      ------       --------      -----
                Total Premiums                     $ 2,286        $  559        $ --        $ 1,727       --
                                                  ========      ========      ======       ========      =====

                           UNDERTAKING TO FILE REPORTS
                           ---------------------------


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING
                              --------------------

Sections 33-770 et seq, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES
               --------------------------------------------------

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                       CONTENTS OF REGISTRATION STATEMENT
                       ----------------------------------

This Registration Statement comprises the following papers and documents:

1.         The facing sheet.

2.         The Prospectus.

3.         The undertaking to file reports.

4.         The signatures.


Written consents of the following persons:

A. Consent of Counsel, to filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus.

C.       Consent of Independent Certified Public Accountants.

D.       Powers of Attorney. (See Exhibit 12 below.)

EXHIBITS
--------

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit No. 1 to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 filed April 29, 1996.)

2.       Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to Post Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-58783 filed February 26, 2001.)

3(b).    Selling Agreement.

4.       None

5.       Form of Variable Life Insurance Contracts.

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.       None

8. Participation Agreements. (Incorporated herein by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6, File No. 333-96521, filed May 12, 2000.)

9.       None

10. Form of Application for Variable Life Insurance Contracts. (Incorporated herein by reference to Exhibit 10 to the Registration Statement filed on Form S-6, File No. 333-69771 filed April 18, 2001.)

11. Opinion of counsel as to the legality of the securities being registered. .

12. Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis and Katherine M. Sullivan. (Incorporated herein by reference to Exhibit 15(b) to the Post-Effective Amendment No. 21 to the Registration Statement on Form S-6, File No. 2-88637, filed April 25, 2000.)

         Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatories for Glenn D. Lammey, Marla Berman Lewitus and William R. Hogan. (Incorporated herein by reference to Exhibit 15, to the Post-Effective Amendment No. 22 to the Registration Statement on Form S-6, File No. 2-88637, filed April 18, 2001.)

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 18th day of June, 2001.


                THE TRAVELERS FUND UL FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)


                                By:*GLENN D. LAMMEY
                                   --------------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Accounting Officer and Controller



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 18th day of June, 2001.


*GEORGE C. KOKULIS                    Director, Chairman of the Board, President
--------------------------            and Chief Executive Officer
  (George C. Kokulis)                 (Principal Executive Officer



*GLENN D. LAMMEY                      Director, Chief Financial Officer
--------------------------            Officer, Chief Accounting Officer and Controller
  (Glenn D. Lammey)                   (Principal Financial Officer)



*MARLA BERMAN LEWITUS                 Director
--------------------------
  (Marla Berman Lewitus)


*WILLIAM R. HOGAN                     Director
------------------
  (William R. Hogan)




*By:     /s/Ernest J. Wright, Attorney-in-Fact
         -------------------------------------

EXHIBIT INDEX
-------------

Written Consents                                                                             Method of Filing
----------------                                                                             ----------------
A.         Consent of Counsel, to filing of her opinion as an exhibit to by                  See Exhibit 11
           Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the
           Prospectus.  (See Exhibit 11 below.)

B.         Consent and Actuarial Opinion pertaining to the illustrations                     Electronically
           contained in the prospectus.

C.         Consent of Independent Certified Public Accountants.                              Electronically


EXHIBITS

3(b)       Selling Agreement                                                                 Electronically

5.         Form of Variable Life Insurance Contract.                                         Electronically

11.        Opinion of counsel as to the legality of the securities                           Electronically
           being registered.